# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the Fiscal Year Ended December 31, 2009**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the Transition period from _________ to _________.**


SEC MAIL PROCESSING
RECEIVED
APR 1 4 2010
WASH, D.C.
193
SECTION

**Commission file number: 0-31265**

# TELIK, INC.
(Exact name of Registrant as specified in its charter)


10011565

| **Delaware** | **93-0987903** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**3165 Porter Drive, Palo Alto, CA 94304**
(Address of principal executive offices) (Zip Code)

**Registrant's telephone number, including area code: (650) 845-7700**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| **Common Stock, $0.01 par value per share** | **Nasdaq Capital Market** |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this Chapter) is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $22,209,917 as of June 30, 2009, based upon the closing sale price on the Nasdaq Global Market reported on June 30, 2009. The calculation excludes approximately 27,226,777 shares held by directors, officers and stockholders whose ownership exceeded five percent of the Registrant's outstanding Common Stock as of June 30, 2009. Exclusion of these shares should not be construed to indicate that such person controls, is controlled by or is under common control with the Registrant. The determination of affiliate status for the purposes of this calculation is not necessarily a conclusive determination for other purposes.

There were 53,430,083 shares of Registrant's Common Stock issued and outstanding as of February 22, 2010.

## DOCUMENTS INCORPORATED BY REFERENCE

Items 9, 10, 11, 12 and 13 of Part III incorporate information by reference from the definitive proxy statement to be filed on or before April 30, 2009 with the Securities and Exchange Commission pursuant to Regulation 14A for the Registrant's Annual Meeting of Stockholders. Except with respect to the information specifically incorporated by reference in this Form 10-K, the proxy statement is not deemed to be filed as part hereof.

**TELIK, INC.**
**2009 ANNUAL REPORT ON FORM 10-K**

## TABLE OF CONTENTS



# TELIK, INC.

**3165 Porter Drive**
**Palo Alto, CA 94304**

## Notice of Annual Meeting of Stockholders to be Held on May 12, 2010

To the Stockholders of Telik, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of **TELIK, INC.**, a Delaware corporation (the "Company"), will be held on **WEDNESDAY, MAY 12, 2010** at **11:00 a.m.** local time at the Company's principal executive offices at 3165 Porter Drive, Palo Alto, CA 94304 for the following purposes:

(1) To elect two directors named herein to hold office until the 2013 Annual Meeting of Stockholders;

(2) To ratify the selection of Ernst & Young LLP as the Independent Registered Public Accounting Firm of the Company by the Audit Committee of the Board of Directors of the Company for its fiscal year ending December 31, 2010; and

(3) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 19, 2010 as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement.

**Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to Be Held on May 12, 2010 at 11:00 a.m. local time at 3165 Porter Drive, Palo Alto, California 94304.**

**The Proxy Statement and Annual Report to stockholders are available at www.telik.com**

By Order of the Board of Directors

William P. Kaplan
Secretary

Palo Alto, California
April 9, 2010

**ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY OR VOTE BY TELEPHONE OR THE INTERNET AS INSTRUCTED IN THESE MATERIALS, AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR YOU TO VOTE BY MAIL. EVEN IF YOU HAVE VOTED BY PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD ON RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.**

## Electronic Delivery of Stockholder Communications

Our annual meeting materials are available electronically. As an alternative to receiving printed copies of these materials in future years, you can elect to receive an e-mail which will provide an electronic link to these documents as well as allow you the opportunity to conduct your voting online. By registering for electronic delivery, you can conveniently receive stockholder communications as soon as they are available without waiting for them to arrive via postal mail. You can also reduce the number of documents in your personal files, eliminate duplicate mailings, help us reduce our printing and mailing expenses and conserve natural resources.

***How to Register for Electronic Delivery***

### Stockholders of Record

You are a stockholder of record if you hold your shares in certificate form. If you vote on the Internet at *www.investorvote.com*, simply follow the directions for enrolling in the electronic delivery service. You also may enroll in the electronic delivery service at any time in the future by going directly to *www.investorvote.com* and following the instructions.

### Beneficial Stockholders

You are a beneficial stockholder if your shares are held by a broker, bank or other nominee. Please check with your bank, broker or relevant nominee regarding the availability of this service.

If you have any questions about electronic delivery, please contact Telik's Investor Relations Department by phone at (650) 845-7700 or by email at *investors@telik.com*.

# TELIK, INC.
**3165 Porter Drive**
**Palo Alto, CA 94304**

# PROXY STATEMENT
# FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS

**May 12, 2010**

## INFORMATION CONCERNING SOLICITATION AND VOTING

### General

The enclosed proxy is solicited on behalf of the Board of Directors of Telik, Inc., a Delaware corporation ("Telik" or the "Company"), for use at the Annual Meeting of Stockholders to be held on Wednesday, May 12, 2010, at 11:00 a.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at the Company's principal executive offices at 3165 Porter Drive, Palo Alto, CA 94304. The Company intends to mail this proxy statement and accompanying proxy card on or about April 9, 2010 to all stockholders entitled to vote at the Annual Meeting. For directions to the annual meeting, please visit the Contact page at www.telik.com.

### Solicitation

The Company will bear the entire cost of the solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of the Company's common stock ("Common Stock") beneficially owned by others to forward to the beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to the beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for these services.

### Voting Rights and Outstanding Shares

Only holders of record of Common Stock at the close of business on March 19, 2010, will be entitled to notice of and to vote at the Annual Meeting. At the close of business on March 19, 2010, the Company had outstanding and entitled to vote 53,522,329 shares of Common Stock. Each holder of record of Common Stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to the proposal from the beneficial owner (even if the nominee has voted on another proposal for which it does have discretionary authority or for which it has received instructions). Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes have no effect and will not be counted toward the vote total for any proposal. Unless a contrary direction is indicated, the grant of a proxy will be counted as affirmative votes for all proposals. Under the rules and interpretations of the New York Stock Exchange ("NYSE"), "non-routine" matters are matters that may substantially affect the rights or privileges of shareholders, such as mergers, shareholder proposals and, for the first time, under a new amendment to the NYSE rules, elections of directors, even if not contested.

**Voting Via the Internet or by Telephone**

Stockholders may grant a proxy to vote their shares by means of the telephone or on the Internet. The laws of Delaware, under which the Company is incorporated, specifically permit electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspector of election can determine that the proxy was authorized by the stockholder.

The telephone and Internet voting procedures below are designed to authenticate stockholders' identities, to allow stockholders to grant a proxy to vote their shares and to confirm that stockholders' instructions have been recorded properly. Stockholders granting a proxy to vote via the Internet should understand there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

*For Shares Registered in Your Name*

To vote on the Internet, stockholders of record may go to **http://www.investorvote.com** and follow the on-screen instructions. To vote by telephone, stockholders of record may call toll free 1-800-652-VOTE (8683) in the United States, Canada and Puerto Rico on a touch tone telephone and follow the simple instructions provided by the recorded message. You will need the login validation details provided on your proxy card to vote on the Internet or by telephone.

*For Shares Registered in the Name of a Broker or Bank*

Most beneficial owners whose stock is held in "street name" receive instructions for granting proxies from their banks, brokers or other agents, rather than using the Company's proxy card.

A number of brokers and banks are participating in a program provided through Broadridge Investor Communication Solutions that offers the means to grant proxies to vote shares through the telephone and Internet. If your shares are held in an account with a broker or bank participating in the Broadridge Investor Communication Solutions program, you may grant a proxy to vote those shares by telephone or via the Internet by contacting the website shown on the instruction form received from your broker or bank.

*General Information for All Shares Voted Via the Internet or By Telephone*

Votes submitted via the Internet or by telephone must be received by 12:00 noon, Eastern Time on May 11, 2010. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

**Revocability of Proxies**

Any person granting a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the Company at the Company's principal executive offices, 3165 Porter Drive, Palo Alto, CA 94304, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

**Stockholder Proposals**

The deadline for nominating a director and submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2011 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is December 10, 2010. Stockholders wishing to submit proposals or director nominations for potential consideration at the 2010 Annual Meeting of Stockholders, but not to be included in the related proxy statement and proxy, must do so no sooner than January 12, 2011 and no later than February 11, 2011. Stockholders are also advised to review the Company's Amended and Restated Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations. A copy of the Company's Amended and Restated Bylaws is available without charge upon written request to: Corporate Secretary, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304.

## PROPOSAL 1

## ELECTION OF DIRECTORS

### Election of Directors

The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Board of Directors of the Company (the "Board of Directors") shall be divided into three classes, with each class having a three-year term. Vacancies on the Board of Directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board of Directors to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until the director's successor is elected and has duly qualified, or until such directors' earlier death, resignation or removal.

The Board of Directors is presently composed of five members. There are two directors, Dr. Wick and Mr. Newman, whose term of office expires in 2010. Dr. Wick and Mr. Newman are being nominated for re-election at the Annual Meeting, and if elected, will serve until the 2013 Annual Meeting of Stockholders and until his successor is elected and has duly qualified, or until such director's earlier death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. If a nominee should be unavailable for election as a result of an unexpected occurrence, shares voted for the unavailable nominee will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that the nominee will be unable to serve.

Set forth below is biographical information for each person nominated for election and for each person whose term of office as a director will continue after the Annual Meeting.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE NAMED NOMINEES.**

### Information Regarding the Board of Directors and Corporate Governance

### Nominees for Election for a Three-Year Term Expiring at the 2013 Annual Meeting

***Michael M. Wick, M.D., Ph.D., 64,*** has served as the Company's Chairman of the Board of Directors since January 2000 and is being nominated for re-election. Dr Wick has served as the Company's Chief Executive Officer since July 1999 and as its President since June 1998. Dr. Wick served as the Company's Chief Operating Officer from December 1997 until June 1998, and as Executive Vice President, Research and Development, from December 1997 until June 1998. He has been a member of the Board of Directors since December 1997. Prior to joining the Company in December 1997, Dr. Wick was Senior Vice President of Research for CV Therapeutics, Inc., a public biotechnology company, from May 1995 until December 1997. Dr. Wick served as Executive

Director of oncology/immunology and clinical research at Lederle Laboratories, from September 1990 until May 1995, and also directed the Cyanamid/Immunex joint oncology research program. Dr. Wick began his career at Harvard Medical School, where he served as an Associate Professor from July 1981 until June 1994 and Chief of the Melanoma Clinic and Laboratory of Molecular Dermatological Oncology at the Dana Farber Cancer Institute from September 1980 until September 1992. Dr. Wick holds a Ph.D. degree in chemistry from Harvard University and an M.D. degree from Harvard Medical School.

***Richard B. Newman, Esq., 71,*** has served as a member of the Board of Directors since April 2003 and is being nominated for re-election. Mr. Newman is currently President and Treasurer of D&R Products Co., Inc., which designs, develops and manufactures orthopedic, vascular and other surgical medical devices and instruments for major medical device and instrument manufacturers in the United States and Europe. He has served in this role since 1983. Mr. Newman holds an A.B. degree from Harvard College and an LL.B. degree from the Harvard Law School.

**Directors Continuing in Office Until the 2011 Annual Meeting**

***Edward W. Cantrall, Ph.D., 78*** has served as a member of the Board of Directors since May 2002. Dr. Cantrall has served as a consultant to biotechnology and genomics companies since May 1998. From November 1997 to May 1998, Dr. Cantrall served as Vice President and General Manager for Molecular Informatics, Inc., a subsidiary of the Perkin-Elmer Corporation, and prior to the acquisition of Molecular Informatics by Perkin-Elmer Corporation in November 1997, he served as President and Chief Executive Officer of Molecular Informatics, Inc. He was Chief Executive Officer and President of the National Center for Genome Resources from January 1995 to November 1996. From September 1986 to July 1994, Dr. Cantrall served as Vice President of Operations at Lederle Laboratories, a division of American Cyanamid Company, a pharmaceutical company which was subsequently acquired by Wyeth Laboratories, Inc. He has served as a member of the Board of Managers of The Health Enterprise Group since 2000. His fields of expertise include pharmaceutical development and manufacturing. Dr. Cantrall holds a Ph.D. degree in organic chemistry from the University of Illinois and an M.B.A. degree in industrial management from Fairleigh Dickinson University.

***Steven R. Goldring, M.D., 66,*** has served as a member of the Board of Directors since May 2002. Dr. Goldring has served as Chief Scientific Officer of the Hospital for Special Surgery in New York since July 2006. From 1996 to July 2006, Dr. Goldring was a Professor of Medicine at Harvard Medical School and Chief of Rheumatology at Beth Israel Deaconess Medical Center. He has also served as the Director of the New England Baptist Bone and Joint Institute, in collaboration with the Beth Israel Deaconess Medical Center since its establishment in 1996. Dr. Goldring serves on the osteoporosis and rheumatology clinical advisory boards for Merck & Co., Inc. and Eli Lilly and Company, as well as an advisor to numerous biotechnology companies. He has established a clinical research program at Beth Israel Deaconess Medical Center. Dr. Goldring has served as a consultant or Principal Investigator in the pharmaceutical industry, and National Institutes of Health sponsored research programs and as a consultant to numerous biotechnology and pharmaceutical companies. He received his medical training at Peter Bent Brigham Hospital and the Massachusetts General Hospital. He is the author of numerous scientific publications. Dr. Goldring holds an M.D. degree from Washington University School of Medicine.

**Directors Continuing in Office Until the 2012 Annual Meeting**

***Herwig von Morzé, Ph.D., 72,*** has served as a member of the Board of Directors since August 2004. Dr. von Morzé is currently an International Patent Consultant specializing in pharmaceutical patent strategy, patent prosecution and pharmaceutical product life cycle management. Dr. von Morzé was Co-Chair of Heller Ehrman's Patent and Trademark Practice Group from 1999 to 2003. He has directed patent prosecution and enforcement programs in the pharmaceutical industry for more than 28 years. Dr. von Morzé holds a Ph.D. degree in Organic Chemistry from the University of Vienna, Austria.

For a discussion of the specific experience, qualifications and skills upon which the Board of Directors has determined that each of the directors should serve, see the information set forth under the caption "Nominating Committee" of this proxy statement. For biographical information concerning the executive officers of the Company, see the information set forth under the caption "Executive Officers" of this proxy statement. There are no family relationships among any of the Company's directors or executive officers. Dr. Gail Brown, one of the Company's key personnel, is the spouse of Dr. Wick, the Company's President, Chief Executive Officer and Chairman. No director has a contractual right to serve as a member of the Board of Directors.

## Board of Directors Committees and Meetings

### Board Leadership Structure

The Company's Board of Directors is currently chaired by the President and Chief Executive Officer of the Company, Dr Wick. The Company believes that combining the positions of Chief Executive Officer and Chairman of the Board helps to ensure that the Board and management act with a common purpose. Integrating the positions of Chief Executive Officer and Chairman can provide a clear chain of command to execute the Company's strategic initiatives. The Company also believes that it is advantageous to have a Chairman with an extensive history with and knowledge of the Company, and extensive technical and industry experience. Notwithstanding the combined role of Chief Executive Officer and Chairman, key strategic initiatives and decisions involving the Company are discussed and approved by the entire Board of Directors. In addition, meetings of the independent directors of the Company are regularly held, which Dr. Wick does not attend. The Company believes that the current structure and processes maintains an effective oversight of management and independence of the Board of Directors as a whole without separate designation of a lead independent director. However, the Board of Directors will continue to monitor the functioning of the Board and will consider appropriate changes to ensure the effective independent function of the Board in its oversight responsibilities.

### Role of the Board in Risk Oversight

One of the Board of Director's key functions is informed oversight of the Company's risk management process. The Board of Directors does not have a standing risk management committee, but rather administers this oversight function directly through the Board of Directors as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. In particular, our Board of Directors is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for the Company. The Audit Committee considers and discusses with management the Company's major financial risk exposures and relating monitoring and control of such exposures as well as compliance with legal and regulatory requirements. The Nominating Committee monitors the effectiveness of our corporate governance guidelines. The Compensation Committee assesses and monitors whether our compensation policies and programs have the potential to encourage excessive risk-taking. Any findings regarding material risk exposure to the Company is reported to and discussed with the Board of Directors.

### Independence of the Board of Directors and its Committees

The NASDAQ Stock Market ("NADSAQ") listing standards require that a majority of the members of a listed company's board of directors qualify as "independent," as determined by the board of directors.

After review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board of Directors has determined that all of the Company's directors are independent directors within the meaning of the applicable NASDAQ listing standards, except Dr. Wick, the Chairman of the Board of Directors, Chief Executive Officer, and President, of the Company. Dr. Stefan Ryser, who served as a director and the Company's Senior Vice President of Corporate Strategy until his resignation in August 1, 2009, also was not an independent director within the meaning of the applicable NASDAQ listing standards.

As required under the NASDAQ listing standards, the Company's independent directors meet in regularly scheduled executive sessions at which only independent directors are present. The Company's independent directors met three times during the fiscal year ended December 31, 2009.

The Board of Directors has three committees: an Audit Committee, a Compensation Committee and a Nominating Committee. Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

**Audit Committee**

The Audit Committee of the Board of Directors oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee, among other things: evaluates the performance, and assesses the qualifications, of the independent registered public accounting firm; determines and pre-approves the engagement of the independent registered public accounting firm to perform all proposed audit, review and attest services; reviews and pre-approves the retention of the independent registered public accounting firm to perform any proposed, permissible non-audit services; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm for the ensuing year; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K and recommends whether or not such financial statements should be so included; and discusses with management and the independent registered public accounting firm the results of the annual audit and review of the Company's quarterly financial statements.

The Audit Committee is currently composed of three outside directors: Drs. Cantrall and Goldring and Mr. Newman. The Audit Committee met five times during the fiscal year ended December 31, 2009. The written Audit Committee Charter is attached as Appendix B to this proxy statement.

The Board of Directors periodically reviews the NASDAQ listing standards' definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 5605(c)(2)(A) of the NASDAQ listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934), and that Dr. Mary Ann Gray was independent pursuant to such rules while serving as a member of the Audit Committee until her term of office on the Audit Committee expired on May 20, 2009. The Board of Directors has determined that Dr. Cantrall qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission rules. The Board of Directors made a qualitative assessment of Dr. Cantrall's level of knowledge and experience based on a number of factors, including his formal education and his service in executive capacities having financial oversight responsibilities. These positions include Chief Executive Officer, President and Vice President of Operations to, and member of the board of directors of, a number of biotechnology and genomics companies, pursuant to which Dr. Cantrall has experience supervising the preparation of financial reports. In addition, Dr. Cantrall holds an M.B.A from Fairleigh Dickinson University. For further information on Dr. Cantrall's experience, please see his biography under "Directors Continuing in Office Until 2011 Annual Meeting" above.

**Compensation Committee**

The Compensation Committee of the Board of Directors reviews, modifies and approves the overall compensation strategy and policies for the Company. The Compensation Committee, among other things:

reviews and approves corporate performance goals and objectives relevant to the compensation of the Company's officers; determines and approves the compensation and other terms of employment of the Company's Chief Executive Officer; determines and approves the compensation and other terms of employment of the other officers of the Company; administers the Company's stock option and purchase plans, pension and profit sharing plans and other similar programs; and reviews and recommends to the Board of Directors appropriate insurance coverage for the Company's directors and officers. The Compensation Committee also reviews with management the Company's Compensation Discussion and Analysis to consider whether to recommend that it be included in proxy statements and other filings. A more detailed description of the Compensation Committee's processes and procedures for the consideration and determination of executive and director compensation and information related to Compensation Committee Interlocks and Insider Participation can be found under the section entitled "Compensation Discussion and Analysis" of this proxy statement.

The Compensation Committee is currently composed of three outside directors: Drs. Goldring and von Morzé and Mr. Newman. Each of the members of the Compensation Committee is independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Compensation Committee met four times and acted once by written consent during the fiscal year ended December 31, 2009. A copy of the Compensation Committee Charter is attached as Appendix C to this proxy statement.

**Nominating Committee**

The Nominating Committee of the Board of Directors is responsible for, among other things: identifying, reviewing and evaluating candidates to serve as directors of the Company; reviewing, evaluating and considering incumbent directors; recommending to the Board of Directors for selection candidates for election to the Board of Directors; making recommendations to the Board of Directors regarding the membership of the committees of the Board of Directors; and assessing the performance of the Board of Directors.

The Nominating Committee is currently composed of three outside directors: Drs. Goldring and von Morzé and Mr. Newman. All members of the Nominating Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). Dr. Gray was a member of the Nominating Committee until her term of office on the Board of Directors and Nominating Committee expired on May 20, 2009, at which time Dr. von Morzé joined the Nominating Committee. The Nominating Committee met twice during the fiscal year ended December 31, 2009. The Nominating Committee adopted a written Nominating Committee Charter in 2004 which is attached as Appendix D to this proxy statement.

The Nominating Committee has not established any specific minimum qualifications that must be met for recommendation for a position on the Board of Directors. Instead, in considering candidates for director the Nominating Committee will generally consider all relevant factors, including among others the candidate's applicable education, expertise and demonstrated excellence in his or her field, the usefulness of the expertise to the Company, the availability of the candidate to devote sufficient time and attention to the affairs of the Company, the candidate's reputation for personal integrity and ethics and the candidate's ability to exercise sound business judgment. Other relevant factors, including diversity, experience and skills, will also be considered. Candidates for director are reviewed in the context of the existing membership of the Board of Directors (including the qualities and skills of the existing directors), the operating requirements of the Company and the long-term interests of its stockholders.

With respect to director nominations, the Nominating Committee has recommended that Dr. Wick and Mr. Newman be nominated for re-election to serve as a directors. The Nominating Committee considered Dr. Wick's extensive professional experience, including the variety of roles and responsibilities he has undertaken and performed in the biotechnology and pharmaceutical industries, his familiarity with the cancer drug development process, his professional relationships with investigators and key opinion leaders, and his experience in establishing partnering and collaborative business relationships. The Nominating Committee considered Mr. Newman's professional training and experience in the biomedical industry, his legal training and experience, his relevant financial expertise, and his executive experience establishing and leading a medical company.

The Nominating Committee believes that each of the directors continuing in office is qualified to serve. The Nominating Committee considered Dr. Cantrall's executive experience leading a major pharmaceutical company, his familiarity with the manufacturing and commercialization of new pharmaceuticals and related regulatory matters, his leadership of a biotechnology company involved in building collaborative pharmaceutical development relationships, and his experience in mergers and acquisitions. The Nominating Committee believes that Dr. Cantrall's financial background and experience is especially valuable in his position as a member of the Audit Committee and qualification as an "audit committee financial expert." The Nominating Committee considered Dr. Goldring's role as an internationally recognized academic leader in the development of new medical therapies, his familiarity with the drug regulatory process in the United States, and his experience in basic clinical research administration. The Nominating Committee also believes that Dr. Goldring's qualifications enable him to make an effective contribution to the medical and clinical understanding of the Board. The Nominating Committee considered Dr. von Morzé's patent expertise and in particular his knowledge of international patent matters, his knowledge of the Company's patent estate, and his experience advising a range of pharmaceutical and biotechnology clients on patent and related intellectual property matters.

With respect to diversity, the Nominating Committee seeks a diverse group of individuals who have a complementary mix of backgrounds and skills necessary to provide meaningful oversight of the Company's activities. As a clinical stage drug development company focused on discovering and developing small molecule drugs, we seek directors who have experience in the medical, regulatory and pharmaceutical industries in general, and also look for individuals who have experience with the operational issues that we face in our dealings with clinical and pre-clinical drug development, collaborations with third parties, and commercialization and manufacturing issues. Some of our directors have strong financial backgrounds and experience in dealing with public companies, to help us in our evaluation of our operations and our financial model. We also face unique challenges as we implement our strategy to develop, manufacture and commercialize our products by entering into relationships with pharmaceutical companies. The Nominating Committee annually reviews the Board's composition in light of the company's changing requirements.

The Nominating Committee uses the Board's network of contacts when compiling a list of potential director candidates and may also engage outside consultants. Pursuant to its charter, the Nominating Committee will consider, but not necessarily recommend to the Board, potential director candidates recommended by stockholders. All potential director candidates are evaluated based on the factors set forth above, and the Nominating Committee has established no special procedure for the consideration of director candidates recommended by stockholders.

Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating Committee at the following address: 3165 Porter Drive, Palo Alto, CA 94304 at least 120 days prior to the anniversary date of the mailing of the Company's proxy statement for the last Annual Meeting of Stockholders. The deadline for nominating a director for the 2011 Annual Meeting of Stockholders is December 10, 2010. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of the Company's Common Stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

### Meetings of the Board of Directors and Committees of the Board of Directors

The Board of Directors met five times and acted three times by written consent during the last fiscal year. Each Board member attended 75% or more in the aggregate of the meetings of the Board of Directors held during the period for which he or she was a director. Each committee member attended 75% or more in the aggregate of the meetings of the committees on which he or she served, held during the period for which he or she was a committee member.

### Attendance at Annual Meeting

It is the Company's current policy to require directors to attend the Annual Meeting absent extraordinary circumstances. The 2009 Annual Meeting of Stockholders was attended by all of the members of the Board of Directors.

### Stockholder Communications with the Board of Directors

The Nominating Committee of the Board of Directors has adopted a process by which stockholders may communicate with the Board of Directors or any of its individual directors. Stockholders who wish to communicate with the Board of Directors may do so by sending a written communication addressed as follows: Telik Board Communication, c/o Stockholder Communications Officer, 3165 Porter Drive, Palo Alto, CA 94304. All communications must state the number of shares owned by the stockholder making the communication. Telik's Stockholder Communications Officer, or SCO, will review each communication and forward the communication to the Board of Directors, to any individual director to whom the communication is addressed, and/or to any other officer of the Company considered by the SCO to be appropriate.

### Code of Conduct

The Company has adopted the Telik, Inc. Code of Conduct, a code of ethics with which every employee, director and consultant is expected to comply. The Code of Conduct was filed with the Securities and Exchange Commission with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004. If the Company makes any substantive amendments to the Code of Conduct or grants any waiver from a provision of the Code of Conduct to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver as required by applicable laws.

### Report of the Audit Committee of the Board of Directors*

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. The Company's management is responsible for the internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and the issuance of a report thereon.

In this context, the Audit Committee met and held discussions with management and Ernst & Young LLP, the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AV Section 380) and as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T.

In addition, the Audit Committee has discussed with the independent registered public accounting firm, the firm's independence from the Company and its management, including the matters in the written disclosures and letter that were received from the independent accountants pursuant to the applicable requirements of the PCAOB, and considered the compatibility of non-audit services with the firm's independence.

* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its annual audit and quarterly reviews, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the Securities and Exchange Commission.

The Audit Committee also has selected, subject to stockholder ratification, Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010.

The Audit Committee:

Edward W. Cantrall
Steven R. Goldring
Richard B. Newman

## PROPOSAL 2

## RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010, and has further directed management to submit to the stockholders for ratification the selection of Ernst & Young LLP as the independent registered public accounting firm of the Company at the Annual Meeting. Ernst & Young LLP has audited the Company's financial statements since 1989. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm is not required by the Company's Amended and Restated Bylaws or otherwise. However, the Board of Directors is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for the purpose of determining whether this matter has been approved. Shares represented by executed proxies will be voted, if no abstention or vote against is marked, for the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm.

### Independent Registered Public Accounting Firm Fee Information

The following summarizes the fees billed by Ernst & Young LLP for audit, tax and other professional services for the years ended December 31, 2009 and 2008:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Audit Fees (1) | $462,000 | $614,000 |
| Audit-Related Fees (2) | — | — |
| Tax Fees (3) | — | — |
| All Other Fees (4) | — | — |
| Total Fees | $462,000 | $614,000 |

(1) Audit Fees were for services associated with the annual audit, the reviews of the Company's Annual Report on Form 10-K, and quarterly reports on Form 10-Q.

(2) There were no audit-related fees billed for the fiscal years ended December 31, 2009 and 2008.

(3) Tax Fees would be for services in connection with tax compliance, tax planning and tax advice. As stated above, the Company incurred no such fees in the fiscal years ended December 31, 2009 and 2008.

(4) There were no other fees for services by Ernst & Young LLP for the fiscal years ended December 31, 2009 and 2008.

The charter of the Audit Committee requires that the Audit Committee pre-approve the engagement of the Company's independent registered public accounting firm, Ernst & Young LLP, to perform all proposed audit, review and attest services, as well as engagements to perform any proposed permissible non-audit services. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. It is the Company's practice to present any such proposed engagement to the Audit Committee for approval, either at a regularly scheduled or special meeting. In 2009, all of the services and related fees described above were approved by the Audit Committee.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.**

## EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2009.

### Equity Compensation Plan Information

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (1) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 12,596,938 | $6.99 | 3,209,085(2) |
| Equity compensation plans not approved by security holders | — | N/A | — |
| Total | 12,596,938 | $6.99 | 3,209,085(2) |

(1) Each year on January 1, until January 1, 2010, the aggregate number of shares of Common Stock that may be issued pursuant to stock awards under the 2000 Equity Incentive Plan (the "Incentive Plan") is automatically increased by the lesser of 1,500,000 shares or 5% of the total number of shares of Common Stock outstanding on that date, or such lesser amount as may be determined by the Board of Directors. The Incentive Plan expired in March 2010 and no stock awards will be granted under this plan. In addition, each year on January 1, until January 1, 2010, the aggregate number of shares of Common Stock that may be issued pursuant to stock awards under the 2000 Employee Stock Purchase Plan is automatically increased by the lesser of 150,000 shares or 1% of the total number of shares of Common Stock outstanding on that date, or such lesser amount as may be determined by the Board of Directors.

(2) Includes 706,949 shares issuable under the 2000 Employee Stock Purchase Plan.

## EXECUTIVE OFFICERS

The following table sets forth information regarding the Company's executive officers and key personnel. Please see "Proposal 1—Election of Directors" for comparable information for the Company's Board of Directors.

*Executive Officers:*

| Name | Age | Position |
|---|---|---|
| Michael M. Wick, M.D., Ph.D. | 64 | President, Chief Executive Officer and Chairman |
| Cynthia M. Butitta | 55 | Chief Operating Officer and Chief Financial Officer |
| Marc L. Steuer | 63 | Senior Vice President, Business Development |
| William P. Kaplan, Esq. | 56 | Vice President, General Counsel and Corporate Secretary |

*Key Personnel:*

| Name | Age | Position |
|---|---|---|
| Gail L. Brown, M.D. | 59 | Senior Vice President and Chief Medical Officer |
| Steven R. Schow, Ph.D. | 60 | Vice President, Research |

Set forth below is biographical information for each of the executive officers and key personnel.

Biographical information about Dr. Wick is included under the caption "Nominee for Election for a Three-Year Term Expiring at the 2013 Annual Meeting."

*Cynthia M. Butitta* has served as the Company's Chief Operating Officer and Chief Financial Officer since March 2001. She has served as the Company's Chief Financial Officer since August 1998. From September 1997 through February 2001, Ms. Butitta provided financial consulting services as a partner in Altair Capital Associates LLC, which she co-founded in November 1998, and Butitta Consulting Services LLC, which she founded in September 1997. From December 1995 until September 1997, Ms. Butitta was Vice President of Finance and Administration and Chief Financial Officer for Connetics, Inc., a biotechnology company. From June 1994 until December 1995, she was Vice President of Finance and Administration and Chief Financial Officer for InSite Vision, Inc., a biotechnology company. From June 2000 to February 2002, Ms. Butitta was a director of Catalyst Semiconductor, Inc., a semiconductor products company. Ms. Butitta holds a B.S. degree in business and accounting from Edgewood College and an M.B.A. degree in finance from the University of Wisconsin, Madison.

*Marc L. Steuer* has served as the Company's Senior Vice President, Business Development since October 2002. Prior to joining the Company, from 1994 to 2002, Mr. Steuer was associated with Pharmacyclics, Inc., a biotechnology company, most recently as Senior Vice President, Business Development. From 1992 to 1994, Mr. Steuer was with SciClone Pharmaceuticals, Inc., serving as Vice President, Finance and Chief Financial Officer and later as Executive Vice President, Business Development and Commercial Affairs. He also has held senior management positions at Pilkington Visioncare Group, a major division of Pilkington, plc, Syntex Corporation and international management consulting firms. Mr. Steuer holds B.S. and M.S. degrees in electrical engineering from Columbia University and an M.B.A. degree from New York University.

*William P. Kaplan, Esq.* has served as the Company's Vice President and General Counsel since February 2006 and Vice President, Legal Affairs since April 2003. Mr. Kaplan has also served as the Company's Corporate Secretary since May 2003. From 2000 to 2003, Mr. Kaplan was Vice President, General Counsel and Corporate Secretary of iPrint Technologies, a developer of Internet print technology. Prior to iPrint, Mr. Kaplan served as Vice President and General Counsel of Resumix, a publisher of enterprise human resources software subsequently acquired by Yahoo!. He also served as General Counsel of Netcom On-Line Communication Services, an Internet service provider, and Ungermann-Bass, a global manufacturer of network and telecommunications equipment. Mr. Kaplan has practiced law since 1982. He holds a B.A. degree in mathematics from the University of California, Santa Barbara, and a Juris Doctor degree from the School of Law at the University of California, Davis.

*Gail L. Brown, M.D.* has served as the Company's Senior Vice President and Chief Medical Officer since November 2001. Dr. Brown has served as a consultant to the Company on matters related to clinical development of the Company's product candidates since October 1998. Prior to joining the Company, Dr. Brown was a Managing Director at The Palladin Group, LP, and Tanager Capital Group, LLC, entities specializing in investment advisory services, from January 2001 to October 2001. She was a co-founder and partner of Altair Capital Associates LLC, specializing in biotechnology investment advisory services, from November 1998 to January 2001. Dr. Brown has served as a consultant and a member of clinical and scientific advisory boards at numerous public and private biotechnology companies from 1995 to 2001. She began her career at the Harvard Medical School, where she served on the faculty in the Department of Medicine, Division of Hematology and Oncology from 1980 to 1995. Dr. Brown received her M.D. degree from The University of Rochester School of Medicine and an M.B.A. degree in finance from St. Mary's College of California School of Economics and Business Administration.

*Steven R. Schow, Ph.D.,* has served as the Company's Vice President, Research since March 2000. He served as the Company's Senior Director of Medicinal Chemistry from March 1998 until March 2000. Prior to joining the Company, Dr. Schow served as a Director of Medicinal Chemistry at CV Therapeutics, Inc., a biotechnology company, from May 1995 to March 1998. He served as a Senior Group Leader at Lederle Laboratories, a division of American Cyanamid from November 1991 until May 1995. Dr. Schow was a post doctoral fellow in organic chemistry at the University of California at Los Angeles and the University of Pennsylvania. Dr. Schow holds a Ph.D. degree in organic chemistry from the University of California at San Diego and a B.S. degree in chemistry from California State University, Los Angeles.

The Company's executive officers are appointed by the Board of Directors and serve until their successors are elected or appointed.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of Common Stock by: (a) each director; (b) each nominee for director; (c) each of the executive officers named in the Summary of Compensation Table; (d) all executive officers and directors of the Company as a group; and (e) all those known by the Company to be beneficial owners of more than five percent of its Common Stock. All of the information in this table is as of March 1, 2010, unless otherwise noted in the appropriate footnote to the table.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, shares are deemed to be beneficially owned by a person if that person has the right to acquire shares (for example, upon exercise of an option) within sixty days of the date that information is provided. In determining the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by the person (and only that person) by reason of such acquisition rights. As a result, the percentage of outstanding shares held by any person in the table below does not necessarily reflect the person's actual voting power. As of March 1, 2010, there were 53,522,329 shares of Common Stock outstanding.

| Beneficial Owner (1) | Number of Shares Owned (2) | Right to Acquire within 60 days (3) | Beneficial Ownership Total | Percent of Total |
|---|---|---|---|---|
| Entities affiliated with Eastbourne Capital Management, L.L.C. (4) 1101 Fifth Avenue, Suite 370, San Rafael, CA 94901 | 11,850,000 | — | 11,850,000 | 22.14% |
| Entities affiliated with OppenheimerFunds, Inc. (5) Two World Financial Center, 225 Liberty Street, New York, NY 10281-1008 | 10,463,730 | — | 10,463,730 | 19.55% |
| Michael M. Wick, M.D., Ph.D. | 179,207(6) | 2,152,500(7) | 2,331,707 | 4.19% |
| Cynthia M. Butitta | 43,861 | 845,208 | 889,069 | 1.64% |
| Marc L. Steuer | 8,823 | 325,000 | 333,823 | * |
| William P. Kaplan, Esq. | 2,685 | 311,250 | 313,935 | * |
| Edward W. Cantrall, Ph.D. | 54,000 (8) | 48,334 | 102,334 | * |
| Steven R. Goldring, M.D. | — | 48,334 | 48,334 | * |
| Richard B. Newman, Esq. | 23,472 (9) | 43,334 | 66,806 | * |
| Herwig von Morzé, Ph.D | 22,000 | 38,334 | 60,334 | * |
| All executive officers and directors as a group (8 persons) (10) | 334,048 | 3,812,294 | 4,146,342 | 7.23% |

* Less than one percent.

(1) This table is based upon information supplied by officers, directors, principal stockholders and Schedules 13G/A filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 53,522,329 shares outstanding on March 1, 2010.

(2) Excludes shares issuable pursuant to stock options exercisable within 60 days of March 1, 2010.

(3) Shares issuable pursuant to stock options exercisable within 60 days of March 1, 2010.

(4) The amount shown and the following information were provided by Eastbourne Capital Management, L.L.C. ("Eastbourne") pursuant to the Schedule 13G/A filed on February 12, 2010, indicating beneficial ownership as of December 31, 2009. The Schedule 13G/A indicates that Eastbourne has shared voting and

dispositive power with respect to 11,850,000 shares. According to the Schedule 13G/A, Richard Jon Barry holds shared voting and dispositive power with respect to 11,850,000 shares, Black Bear Fund I, L.P. holds shared voting and dispositive power with respect to 3,407,021 shares, Black Bear Fund II, L.L.C holds shared voting and dispositive power with respect to 3,284,750 shares, and Black Bear Offshore Master Fund, L.P. holds shared voting and dispositive power with respect to 3,294,590 shares. Barry and Eastbourne each disclaims beneficial ownership of Common Stock, except to the extent of its or his respective pecuniary interest therein. Barry and Eastbourne filed the Schedule 13G/A jointly as a group, but disclaim membership in a group, within the meaning of Rule 13d-5(b) ("Rule 13(d)-5(b)") under the Securities Exchange Act of 1934, as amended (the "1934 Act") , with Black Bear Offshore, Black Bear I, Black Bear II or any other person or entity. Black Bear Offshore, Black Bear I and Black Bear II each filed jointly with the other Filers, but not as a member of a group, and each disclaims membership in a group, within the meaning of Rule 13d-5(b), with the other Filers or any other person or entity. In addition, the filing of the Schedule 13G/A on behalf of Black Bear Offshore, Black Bear I or Black Bear II should not be construed as an admission that either of them are, and each disclaim that it is, the beneficial owner (as defined in Rule 13(d)-3 under the 1934 Act), of any Common Stock.

(5) The amount shown and the following information were provided by OppenheimerFunds, Inc. pursuant to the Schedule 13G/A filed on February 3, 2010, indicating beneficial ownership as of December 31, 2009. The Schedule 13G/A indicates that OppenheimerFunds, Inc. has shared voting and dispositive power with respect to 10,463,730 shares. According to the Schedule 13G/A, Oppenheimer Global Opportunities Fund has shared voting and dispositive power with respect to 10,463,730 shares.

(6) Includes 46,816 shares held by Dr. Wick's spouse.

(7) Includes 980,208 shares issuable to Dr. Wick's spouse pursuant to stock options exercisable within 60 days of March 1, 2010.

(8) Includes 20,000 shares held by Dr. Cantrall's spouse.

(9) Includes 15,000 shares held by the D&R Products Co., Inc. 401(k) and Profit Sharing Plan, of which Mr. Newman and his spouse are trustees.

(10) See footnotes 6-9 above.

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company and written representations, the Company believes that all Forms 3, 4 and 5 required to be filed were filed on time during the fiscal year ended December 31, 2009.

## COMPENSATION OF DIRECTORS

Employee directors do not receive any separate compensation for their Board of Directors activities. Non-employee directors receive the compensation described below.

Each non-employee director of the Company was entitled to receive quarterly cash compensation of $8,000 from the Company for serving on the Board of Directors during the year ended December 31, 2009. The members of the Board of Directors are also eligible for reimbursement of their expenses incurred in connection with attendance at Board of Directors and Committee meetings in accordance with Company policy.

Each non-employee director of the Company also was entitled to receive stock option grants under the 2000 Non-Employee Directors' Stock Option Plan, as amended February 20, 2008 (the "Directors' Plan"). Only non-employee directors of the Company or an affiliate of such directors (as defined in the Internal Revenue Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are not intended by the Company to qualify as incentive stock options under the Internal Revenue Code.

Option grants under the Directors' Plan are non-discretionary. Each person who was elected or appointed to serve as a non-employee director for the first time was granted an option to purchase 20,000 shares of Common Stock upon such election or appointment. On the day following each Annual Meeting (or the next business day should such date be a legal holiday), each member of the Company's Board of Directors who was not an employee of the Company or, where specified by the non-employee director, an affiliate of the director, was automatically granted under the Directors' Plan without further action by the Company, the Board of Directors or the stockholders of the Company, an option to purchase 10,000 shares of Common Stock or an option to purchase an amount of shares prorated for the part of the year served as a non-employee director. The Directors' Plan expired by its terms in March 2010 and no further grants will be made to new or existing directors thereunder.

The exercise price of options granted under the Directors' Plan is 100% of the fair market value of Common Stock subject to the option on the date of the option grant (determined in accordance with the terms of the Directors' Plan based on the closing sales price reported on the NASDAQ Global Market). The options have a term of 10 years. Options granted under the Directors' Plan vest as follows: 25% of the shares subject to each option will vest on the first anniversary of the grant date and the remainder will vest in equal monthly installments over the next three years. The vesting of each option will cease on the date the non-employee director holding the option ceases to provide services (whether as a director or consultant) to the Company or one of the Company's affiliates. Options terminate three months after the non-employee director's service with the Company or its affiliates terminates. However, if termination of service is due to the non-employee director's death, or if the non-employee director dies within three months after his or her service terminates, the exercise period will be extended to 18 months following death. No option is exercisable after the expiration of 10 years from the date it was granted. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change of control transaction involving the Company, the options outstanding under the Directors' Plan may be assumed or substituted by the surviving entity. Otherwise, the vesting of the options held by those directors whose continuous service has not terminated accelerate in full and the options terminate if not exercised at or prior to the change of control transaction.

On May 21, 2009, the Company granted options covering 10,000 shares to each of Drs. Cantrall, Goldring, von Morzé and Mr. Newman at an exercise price of $0.52 per share. The exercise price per share for each option is equal to the fair market value of Common Stock on the date of grant (determined in accordance with the terms of the Directors' Plan based on the closing sales price reported on the NASDAQ Global Market).

As of March 1, 2010, options to purchase a total of 245,000 shares of Common Stock were outstanding under the Directors' Plan. The Directors' Plan expired in March 2010 and no new options will be granted under this plan.

**2009 Director Compensation Table**

| Name of Director | Fees Earned or Paid in Cash ($) | Option Awards ($) (1) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|
| Edward W. Cantrall, Ph.D. | 32,000 | 4,061 | — | 36,061 |
| Robert W. Frick (2) | 8,000 | -0- | — | 8,000 |
| Steven R. Goldring, M.D. | 32,000 | 4,061 | — | 36,061 |
| Mary Ann Gray, Ph.D. (3) | 16,000 | -0- | — | 16,000 |
| Richard B. Newman, Esq. | 32,000 | 4,061 | — | 36,061 |
| Herwig von Morzé, Ph.D | 32,000 | 4,061 | — | 36,061 |

(1) The amounts in this column represent the full grant date fair values of the options granted computed in accordance with FASB Accounting Standard Codification 718, or "ASC 718", "Compensation-Stock Compensation", excluding the effect of estimated forfeitures. For additional information on the valuation assumptions with respect to these grants, refer to the "Stock-based Compensation" and "Valuation Assumptions" under the "Notes to the Financial Statements" in the Company's Form 10-K for the year ended December, 31, 2009, as filed with the SEC.

(2) Mr. Frick resigned from the Board of Directors on February 20, 2009.

(3) Dr. Gray did not stand for reelection at the Company's annual meeting of stockholders on May 20, 2009, at which time her term of office expired.

The following table shows for each named non-employee director (a) the grant date of each option granted to the named non-employee directors in 2009 fiscal year, (b) the exercise price, (c) the grant-date fair value of that option as calculated in accordance with ASC 718 and (d) the aggregate number of shares subject to all outstanding options held by that individual as of December 31, 2009:

| Name of Director | Option Grant Date | Exercise Price Per Share ($) | ASC 718 Grant-date Fair Value ($) | Number of Shares of Common Stock Subject to All Outstanding Options Held as of December 31, 2009 |
|---|---|---|---|---|
| Edward W. Cantrall, Ph.D. | May 21, 2009 | 0.52 | 4,061 | 65,000 |
| Steven R. Goldring, M.D. | May 21, 2009 | 0.52 | 4,061 | 65,000 |
| Richard B. Newman, Esq. | May 21, 2009 | 0.52 | 4,061 | 60,000 |
| Herwig von Morzé, Ph.D | May 21, 2009 | 0.52 | 4,061 | 55,000 |

## COMPENSATION DISCUSSION AND ANALYSIS

*The following discussion and analysis of compensation arrangements of our named executive officers for 2009 should be read together with the compensation tables and related disclosures set forth below.*

This Compensation Discussion and Analysis provides information about the material components of our executive compensation program during 2009 for:

- Dr. Michael M. Wick, our President, Chief Executive Officer, and Chairman of the Board of Directors (our "Chief Executive Officer");
- Cynthia M. Butitta, our Chief Operating Officer and Chief Financial Officer;
- Marc L. Steuer, our Senior Vice President, Business Development;
- William P. Kaplan, our Vice President, General Counsel, and Corporate Secretary; and
- Dr. Stefan Ryser, our Senior Vice President, Corporate Strategy. (1)

In this Compensation Discussion and Analysis, these executive officers are referred to collectively as the "Named Executive Officers" and Telik, Inc. is referred to as "our," "us," "we," or the "Company."

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy and objectives, the governance of our executive compensation program, and each compensation element that we provide. In addition, we explain how and why the Compensation Committee of our Board of Directors (the "Committee") arrived at specific compensation policies and decisions involving our executives during 2009.

### Executive Compensation Philosophy and Objectives

*Compensation Philosophy*

We use our executive compensation program to ensure the successful execution of our annual and long-term strategic business plan, thereby creating long-term value for our stockholders. To achieve these goals, our executive compensation program is designed to motivate, reward and retain our executives and align their interests with those of our stockholders, all within the context of responsible cost management. In practice, this means that to successfully design our executive compensation program, the Committee must take into account the competitive market for qualified executive talent in the life sciences field, our industry's long product cycles, the level of risk associated with executing our business plan, and the competition from much larger and better capitalized companies.

*Compensation Objectives*

Consistent with this philosophy, our executive compensation program is designed to achieve four primary objectives:

- Establish a direct correlation between compensatory rewards and both business results and individual performance;
- Align the interests and objectives of management and employees with driving our growth and creating stockholder value;
- Share the enterprise value created by our executives through the distribution of equity to them; and
- Provide health and welfare protection to assist our executives and their families, and retirement security through a tax-qualified retirement savings program.

(1) Dr. Ryser resigned from the Company effective August 1, 2009.

*Compensation Mix*

Consistent with these objectives, the Committee provides a mix of compensation elements primarily composed of base salary, an annual incentive award, and long-term incentive compensation in the form of equity awards. Each of these elements is discussed in greater detail below. In addition, we provide our executives, including the Named Executive Officers, with health and welfare benefits and a tax-qualified retirement savings program on substantially the same terms and conditions as these benefits are provided to our other full-time salaried employees. With the exception of our Chief Executive Officer, we do not provide severance benefits to our executives, including the other Named Executive Officers.

The Committee determines the form and amount of each compensation element independent of each other compensation element to ensure the desired objectives for that element (as described below) are met. Generally, the Committee does not evaluate the mix between short-term and long-term compensation or between cash and equity compensation in making its decisions. Upon completing its determination of each compensation element, the Committee reviews the value of the total direct compensation of each executive to ensure that, in the aggregate, this amount is reasonable, appropriate from an internal equity standpoint and consistent with market norms and competitive compensation practices.

*Compensation Positioning*

In determining the compensation of our executives, including the Named Executive Officers, the Committee considers the following factors:

- Our continued development of our drug candidates;
- Our executives' individual performance during the year;
- Our executives' contributions during the year;
- Competitive compensation practices as reflected by our peer group (as described below);
- The scope of each executive's role compared to the roles of similarly-situated executives at companies in our peer group; and
- Our financial condition and cash flow.

While the Committee does not seek to set any individual compensation element or the total direct compensation of our executives at a specific percentile level or within a specific percentile range of market practice, it does assess the competitiveness of our executive compensation program by reviewing the executive compensation practices of a select group of life science companies (the "Peer Group") when appropriate.

For 2009, the Committee did not set the executive compensation program based on compensation levels of our peer group companies or market practices. Instead, the Committee decided at the beginning of the year not to make any adjustment to the Named Executive Officers compensation until there was better visibility on the state of the economy and the direction of the Company. Accordingly, the Committee decided to keep executive base salaries at their 2008 levels and to not pay any cash bonuses for 2009.

**Governance of Executive Compensation Program**

*Role of the Compensation Committee*

The Committee acts on behalf of our Board of Directors to fulfill its responsibilities to set and oversee the compensation of our executives. Specifically, the Committee reviews and approves the (i) base salaries, (ii) annual incentive award opportunities and payouts, (iii) long-term incentive compensation, (iv) post-employment payments and benefits, and (v) other compensation and benefits, if any, for our executives, including the Named Executive Officers.

The Committee reviews annually the base salaries, as well as the annual incentive award opportunities, of our executives, including the Named Executive Officers, with any compensation adjustments or changes becoming effective on January 1st of each year. Equity awards are generally considered and made at this same time following consideration of corporate and individual performance. For 2009, the Committee decided at the beginning of the year not to make any adjustment to the Named Executive Officers compensation until there was better visibility on the state of the economy and the direction of the Company.

The Committee regularly reports to, and consults with, our Board of Directors on the results of its reviews and any actions it takes or proposes to take with respect to compensation policies and decisions for our executives, including the Named Executive Officers.

*Role of Management*

In carrying out its responsibilities, the Committee consults with our Chief Executive Officer, who provides information on our corporate performance and the individual performance and contributions of each of the other Named Executive Officers for the year and presents to the Committee his compensation recommendations (except with respect to his own compensation). Our Chief Executive Officer also participates in the Committee's discussion of the corporate goals that are used in the Committee's determination of annual incentive award payouts. While the Committee solicits and reviews our Chief Executive Officer's recommendations as part of its deliberations, the information and recommendations that he provides are only two factors that the Committee considers in determining the compensation of our executives, including the Named Executive Officers.

Our Chief Executive Officer does not participate in the deliberations on any aspect of his own compensation.

*Role of Compensation Consultant*

The Committee has engaged Compensia, Inc. ("Compensia") to assist it in analyzing executive compensation practices and formulating compensation decisions for our executives. In 2009, Compensia provided guidance on the impact of the ongoing economic recession on compensation decisions of comparable biotechnology companies, and discussed methods to allocate stock option grants to the employees, including the Named Executive Officers.

Compensia serves at the discretion of the Committee. Compensia did not provide any other services to the Company in 2009.

**Compensation Elements**

The primary elements of our executive compensation program are base salary, an annual incentive award opportunity, and long-term incentive compensation in the form of an equity award.

*Base Salary*

Base salary represents the fixed portion of our executives' compensation. As noted above, typically the Committee reviews the base salaries of our executives, including the Named Executive Officers, annually.

In the fourth quarter of 2008, our Chief Executive Officer presented to the Committee his assessment of the performance and contributions of our other executives and recommended that, in view of the uncertain economy and the need to conserve cash, it would not be appropriate to adjust base salaries. The Committee considered his recommendations, along with the factors set forth under "Compensation Positioning" above, and determined that the base salaries of our executives were appropriate. Accordingly, the Committee decided to maintain the base salaries of our executives, including the Named Executive Officers, for 2009 at their 2008 levels.

*Annual Incentive Awards*

In general, we reward our executives, including the Named Executive Officers, for exceptional corporate and individual performance through our Executive Officer Bonus Plan (the "Bonus Plan"). The Bonus Plan provides for the payment of cash awards ranging from 0 to 150% of each executive's base salary, although there is no specific target annual incentive award opportunity for any executive.

Annual incentive award payouts are determined by the Committee after considering our corporate performance for the last completed fiscal year, each individual executive's performance and contributions, and our then-current and anticipated cash reserves. Satisfactory individual performance is required to receive an award payout, but the payout is primarily influenced by the executive's contributions in achieving our corporate goals for the year. Although achievement of our corporate goals is an important factor in deciding whether to make, and the amount of, any award payouts, the Committee maintains the discretion to adjust the award payouts and may determine that no award payout is appropriate even if the corporate goals are achieved.

To assist our executive officers to focus on achieving the desired corporate performance for the year, the Board of Directors establishes overall corporate goals that it believes should be accomplished by the Company during the year. The Compensation Committee then designates specific corporate goals to be used in evaluating and determining annual incentive award payouts to the executive officers based on the overall corporate goals established by the Board. The Compensation Committee then communicates these specific corporate goals to the Board of Directors, which may adjust the goals as it considers advisable. In addition, the Board or Committee may revise the goals during the year to take into account any change in overall economic, industry or Company specific circumstances.

In December 2008 and February 2009, the Committee established the following key corporate goals for 2009: (i) advancement of the clinical development of TELINTRA through clinical trials; (ii) development of a three-year strategic plan to maximize the value of TELCYTA and TELINTRA; (iii) presentation of ASSIST-5 data at a scientific meeting; and (iv) maintenance of a strong balance sheet and reduction of operating expenses.

In November 2009, the Committee reviewed our performance, as well as the individual performance and contributions of each of our executives for the year. The Committee determined that, although the corporate goals established at the beginning of the year had been substantially achieved, in view of the continuing impact on the economy of the global recession, its impact on the biotechnology industry and the financial condition of the Company, the Company's current and anticipated cash reserves, and the Company's product development and other challenges, there should be no annual incentive awards for 2009 to our executives, including the Named Executive Officers.

*Long-Term Incentive Compensation*

Our long-term incentive compensation practices are designed to reflect a balance between stockholders' dilution concerns and our need to remain competitive in recruiting and retaining executive talent. The Committee believes that our long-term incentive compensation program should focus our executives on stockholder value creation through sustained long-term corporate performance, as well as motivate them and retain their services in a competitive job market by providing significant long-term earnings potential.

Our long-term incentive compensation consists entirely of stock option grants. The Committee believes that, at this stage of our development, stock options provide our executives, including the Named Executive Officers, and other employees with appropriate incentives to increase stockholder value as well as the best structure to meet our motivation and retention objectives. Stock options (which are granted with an exercise price equal to the fair market value of our common stock on the grant date) reward our executives only to the extent that our stock price appreciates following their grant date.

Generally, we grant stock options upon the initial hire of an executive and in connection with any promotion. In addition, the Committee determines whether each executive, including the Named Executive Officers, should receive an annual equity award based on its evaluation of corporate performance, individual performance and contributions, Peer Group practices, the scope of each executive's role compared to other similarly-situated executives at companies in our Peer Group and the current value of an executive's vested and unvested equity holdings. Stock options are granted pursuant to our Stock Option Grant Policy, as described below.

In November 2009, the Committee approved stock option grants for our executives, including the Named Executive Officers. These awards, which were based primarily on the Committee's assessment of our progress against the corporate goals described above and the recommendations of our Chief Executive Officer (except with respect to his own award) based on his assessment of each executive's individual performance for 2009 and contribution to our overall corporate goals, were as follows:

| Named Executive Officer | Number of Shares | Grant Date Fair Value | Vesting Requirements |
|---|---|---|---|
| Dr. Michael M. Wick | 550,000 | $339,460 | Service-based (1) |
| | 300,000 | $150,618 | Performance-based (2) |
| Cynthia M. Butitta | 350,000 | $216,020 | Service-based (1) |
| | 125,000 | $ 62,758 | Performance-based (2) |
| Marc L. Steuer | 125,000 | $ 77,150 | Service-based (1) |
| | 125,000 | $ 62,758 | Performance-based (2) |
| William P. Kaplan | 125,000 | $ 77,150 | Service-based (1) |
| | 125,000 | $ 62,758 | Performance-based (2) |

(1) These stock options vest as to 50% of the underlying shares upon the first anniversary of the date of grant and thereafter as to 1/24th of the underlying shares monthly during the following 12 months.

(2) These stock options vest as to all of the underlying shares upon the earlier to occur of (i) a change in control of the Company as defined in the Incentive Plan or (a) a determination by the Board of Directors that the Company has consummated a significant transaction involving one or more of its then-clinical stage products.

*Benefits*

Our executives, including the Named Executive Officers, are provided with a health and welfare benefit program, as well as the opportunity to participate in a tax-qualified Section 401(k) profit sharing-plan. Our executives participate in these programs on substantially the same terms and conditions as our other salaried employees. We also offer all employees, including our executives, the opportunity to purchase shares of our common stock at a discount under our 2000 Employee Stock Purchase Plan.

Except as described in the following sentence, we did not provide the Named Executive Officers with any additional perquisites or other personal benefits during 2009. In connection with the preparation of a Transition and Release Agreement for Dr. Ryser, we paid his attorneys fees in the amount of $25,000.

*Employment Agreements and Post-Employment Compensation*

Except with respect to our Chief Executive Officer, we do not have written employment agreements with any of the Named Executive Officers. Our Chief Executive Officer's employment agreement contains the terms of his employment, including his initial base salary, annual cash incentive award opportunity, long-term equity incentive awards, in-service benefits, and certain post-employment benefits, as described below. This agreement provides our Chief Executive Officer with job security for the term of the agreement by specifying the reasons for which his employment may be terminated by our Board of Directors.

For a detailed discussion of the employment agreements of our Chief Executive Officer, see "Employment, Severance, and Change of Control Agreements" below.

We maintain a Change in Control Severance Benefit Plan (the "Severance Plan") that currently provides certain protections for our Chief Executive Officer, supporting his continued attention and dedication to his responsibilities and duties, and thus assists us in operating in the best interests of our stockholders. We believe that the uncertainty that can arise from concerns about potential job loss in connection with the occurrence of a change in control of the Company can result in the distraction or untimely departure of key executives. The Severance Plan helps to mitigate our retention risk, as well as provide to our Chief Executive Officer an additional incentive to remain employed with us in the event of a potential transaction that could involve a change in control of the Company.

The Severance Plan provides that our Chief Executive Officer will receive certain payments and benefits if his employment is terminated by us without "cause" or if he resigns for "good reason" (as those terms are defined in the Severance Plan), if the termination of employment occurs following a change in control of the Company (as that term is defined in the Severance Plan). The Committee reviewed the payments and benefits provided under the Severance Plan during 2009 and determined that the payments and benefits provided under the Severance Plan were reasonable and appropriate at this time.

In addition, our Chief Executive Officer has a severance provision in his employment agreement that provides him with severance benefits in the event of a termination of his employment by the Company without "cause" (as defined in the employment agreement) apart from a change in control of the Company. These payments and benefits were negotiated with our Chief Executive Officer as part of his initial hiring and were set forth in his initial employment agreement, which was amended in December 2008. At the time of his hiring, the Committee believed that the provision of these payments and benefits was necessary for inducing him to join the Company and that these payments and benefits were within market norms. The Committee believes that the continued provision of these benefits to our Chief Executive Officer aids in his retention and that the level of payments and benefits continues to be reasonable and within market norms.

For a description of the potential payments and benefits for our Chief Executive Officer pursuant to these arrangements, see "Employment, Severance, and Change of Control Agreements" below.

*Departure of Dr. Ryser*

On June 12, 2009, the Company and Dr. Stefan Ryser, then the Company's Senior Vice President of Corporate Strategy, entered into an agreement pursuant to which Dr. Ryser resigned from employment effective August 1, 2009. Dr. Ryser agreed to provide consulting services to the Company for up to eight months following the termination of his employment and was entitled to receive approximately $27,000 per month under the agreement. The agreement also provided for reimbursement by the Company for continuing medical benefits in the amount of $4,775 during his consulting period, as well as $40,000 in relocation assistance and $25,000 in attorneys' fees.

**Other Compensation Policies**

*Equity Grant Practices*

Our Stock Option Grant Policy is intended to ensure there is no coordination between the grant of stock options and the release of material non-public information with respect to option grants to new hires and to limit the grant of stock options to existing employees to such times when the disclosure of any material non-public information is most likely to have occurred.

In accordance with this policy, grant dates and exercise prices for new hire awards are the first day of the month following the employee's start date and annual and performance awards granted to our continuing employees are made and exercise prices set on the third business day following the announcement of year end or quarterly financial results. If our trading window is closed on such date, then the option grant date for these awards is the first business day after the opening of the trading window.

For all option grants, the exercise price is determined based on the closing market price of our common stock on the date of grant.

Stock option grants to the Named Executive Officers, any 10% stockholders, and members of our Board of Directors are determined by the Committee.

As permitted by its Charter, the Committee has delegated its authority to our Chief Executive Officer to grant stock options to employees other than our executives, any 10% stockholder, or members of our Board of Directors. These stock option grants are ratified by the Committee at its first meeting following the date of grant. Stock option grants made by our Chief Executive Officer must have an exercise price equal to the closing market price of our common stock on the date of the grant, comply with the grant date guidelines in the Stock Option Grant Policy, and may not be for more than 50,000 shares per individual per award.

The Company granted stock options to its employees, including executive officers, under its Incentive Plan, as amended. The Incentive Plan expired in March 2010 and no new stock awards will be granted under this plan.

*Clawback of Executive Officer Incentive Awards*

The Committee has not considered whether it would adjust or attempt to recover incentive awards paid to our executives, including the Named Executive Officers, if the relevant performance objectives upon which such awards were based were to be restated or otherwise adjusted in a manner that would have the effect of reducing the amounts awarded or paid. In accordance with Section 304 of the Sarbanes-Oxley Act of 2002, however, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation she, he, or they receive from us under certain circumstances.

*Rule 10b5-1 Trading Plans*

Each of our employees, including the Named Executive Officers, and our directors may enter into a written plan for the automatic trading of securities in accordance with Exchange Act Rule 10b5-1. None of our directors or Named Executive Officers has in effect a written plan for automatic trading.

*Stock Ownership Guidelines*

Currently, we do not have stock ownership guidelines. The Committee has discussed ownership guidelines and has determined that such guidelines are not appropriate at this time. The Committee expects to reexamine the appropriateness of ownership guidelines from time to time based on our development.

**Tax and Accounting Considerations**

*Deductibility of Executive Compensation*

Generally, Section 162(m) of the Internal Revenue Code disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and each of its three next most highly-compensated executive officers (other than its chief financial officer). Remuneration in excess of $1 million may be deducted if, among other things, it qualifies as "performance-based compensation" within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

The Committee considers the potential effects of Section 162(m) on the compensation paid to our Named Executive Officers. The Committee has examined our current executive compensation program and determined that none of the Named Executive Officers received compensation in 2009 that would not be deductible under Section 162(m). The Committee will continue to monitor the deductibility of our executive compensation, and make adjustments to our executive compensation program, as circumstances warrant.

*Taxation of Deferred Compensation*

Section 409A of the Internal Revenue Code imposes additional, significant taxes in the event that an executive officer, director or other service provider receives certain "deferred compensation" that either fails to qualify for an exception to the application of Section 409A or fails to satisfy the requirements of Section 409A. Although we do not maintain a traditional nonqualified deferred compensation plan, Section 409A applies to certain severance arrangements and equity awards. Consequently, to avoid additional taxes under Section 409A, we developed the severance arrangement described above and structured our equity awards in a manner intended to either avoid the application of Section 409A or, to the extent doing so is not possible, comply with the applicable Section 409A requirements.

*Accounting Considerations*

We follow the Financial Accounting Standards Board's Accounting Standards Codification Topic 718 (formerly known as SFAS 123(R)), for our stock-based compensation awards. ASC 718 requires companies to calculate the grant date "fair value" of their stock-based awards using a variety of assumptions. This calculation is performed for accounting purposes and reported in the compensation tables below, even though recipients may never realize any value from their awards. ASC 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award.

The effect of the compensation expense under ASC 718 is one consideration of the Committee in granting stock options; however, since we are not consistently generating revenue at this time, the compensation expense attributable to stock option grants is not currently a significant factor in our compensation decisions at this time.

**Compensation Committee Interlocks and Insider Participation**

The Company had no Compensation Committee interlocks or insider participation to disclose for the 2009 fiscal year.

**Report of the Compensation Committee of the Board of Directors***

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussion, the Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's annual report on Form 10-K and this proxy statement.

*Respectfully submitted by the members of the Compensation Committee of the Board of Directors:*

Richard B. Newman
Steven R. Goldring
Herwig von Morzé

---

* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

## COMPENSATION POLICIES AND RISKS AS THEY RELATE TO MANAGEMENT

The Compensation Committee has discussed the concept of risk as it relates to our compensation programs. In particular, the Compensation Committee assessed whether any such programs encourage excessive or inappropriate risk taking. The Compensation Committee considered the allocation of compensation among base salary, annual cash incentive awards and long term equity incentive compensation, and our approach to establishing company-wide and individual financial, operational and other performance targets, which assists in mitigating excessive risk-taking that could harm our value. The assessment resulted in a determination that our current compensation programs, practices or policies facilitate the appropriate balance between prudent business risk and resulting compensation that does not encourage excessive risk-taking or create potential risks that are reasonably likely to have a material adverse effect on the Company.

## EXECUTIVE COMPENSATION

### Summary Compensation Table

The following table sets forth, for the fiscal years 2007, 2008 and 2009 compensation awarded or paid to, or earned by, the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, and its three other most highly compensated executive officers at December 31, 2009 (the "Named Executive Officers"). There were no other executive officers during this period.

| Name and Principal Position | Year | Salary ($) | Bonus $ (1) | Option Awards $ (2)(3) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|
| Michael M. Wick | 2009 | 514,000(4) | -0- | 490,078 | -0- | 1,004,078 |
| President, Chief Executive Officer and | 2008 | 514,000(4) | -0- | 651,181 | -0- | 1,165,181 |
| Chairman | 2007 | 494,000(4) | 275,000 | -0- | -0- | 769,000 |
| Cynthia M. Butitta | 2009 | 379,000 | -0- | 278,778 | -0- | 657,778 |
| Chief Operating Officer and Chief Financial | 2008 | 379,000 | -0- | 469,616 | -0- | 848,616 |
| Officer | 2007 | 344,000 | 175,000 | -0- | -0- | 519,000 |
| Marc L. Steuer | 2009 | 300,000 | -0- | 139,908 | -0- | 439,908 |
| Senior Vice President, Business Development | 2008 | 300,000 | -0- | 37,686 | -0- | 337,686 |
| | 2007 | 300,000 | -0- | 515,588 | -0- | 815,588 |
| William P. Kaplan | 2009 | 264,000 | -0- | 139,908 | -0- | 403,908 |
| Vice President, General Counsel and | 2008 | 264,000 | -0- | 90,096 | -0- | 354,096 |
| Corporate Secretary | 2007 | 240,000 | 75,000 | 356,070 | -0- | 671,070 |
| Stefan Ryser | 2009 | 189,583 | -0- | -0- | 202,922(5) | 392,505 |
| Former Senior Vice President, Corporate Strategy | 2008 | 135,417(6) | -0- | 159,794(7) | 72,250(8) | 367,461 |

(1) The Company's cash bonuses were awarded in the year noted and paid in the subsequent year.

(2) The amounts in this column represent the aggregate full grant date fair values of options (including performance-based options) granted to each of the Named Executive Officers computed in accordance with ASC 718, excluding the effect of estimated forfeitures. For additional information on the valuation assumptions, refer to the "Stock-based Compensation" and "Valuation Assumptions" under the "Notes to the Financial Statements" in the Company's Form 10-K for the year ended December, 31, 2009, as filed with the SEC and the following footnote 3 to this Summary Compensation Table. The amounts reported for these options may not represent the actual economic values that the Named Executive Officers will realize from these options as the actual value realized will depend on the Company's performance, stock price and their continued employment.

(3) Amounts reflected in this column include both time vested and performance vested options. For performance-based options granted to the Named Executive Officers in the Company's fiscal years 2007, 2008 and 2009, valuation assumptions used and the aggregate values of the performance-based options on the date of grant are set forth in the tables below:

| Valuation Assumptions | 2009 | 2008 | 2007 |
|---|---|---|---|
| Weighted average risk-free interest rate | 0.88% | 2.29% | 4.66% |
| Weighted average expected volatility | 127.39% | 91.13% | 71.98% |
| Weighted average expected life (in years) | 2.0 | 3.0 | 4.0 |
| Weighted average dividend yield | — | — | — |

| Name | 2009 Performance-based Options | | 2008 Performance-based Options | | 2007 Performance-based Options | |
|---|---|---|---|---|---|---|
| | Aggregate Grant Date Fair Value (Based on Probable Outcome) ($) | Aggregate Grant Date Fair Value (Based on Maximum Performance) ($) | Aggregate Grant Date Fair Value (Based on Probable Outcome) ($) | Aggregate Grant Date Fair Value (Based on Maximum Performance) ($) | Aggregate Grant Date Fair Value (Based on Probable Outcome) ($) | Aggregate Grant Date Fair Value (Based on Maximum Performance) ($) |
| Michael M. Wick | 150,618 | 150,618 | 125,621 | 125,621 | — | — |
| Cynthia M. Butitta | 62,758 | 62,758 | 94,216 | 94,216 | — | — |
| Marc L. Steuer | 62,758 | 62,758 | 37,686 | 37,686 | 248,535 | 248,535 |
| William P. Kaplan | 62,758 | 62,758 | — | — | — | — |
| Stefan Ryser | — | — | 30,845 | 30,845 | — | — |

(4) Dr. Wick is not compensated for his role as a director. The amount shown reflects salary earned as an employee only.

(5) Consists of $40,000 in relocation assistance paid to Dr. Ryser in connection with the agreement concerning his resignation from the Company on August 1, 2009 ("Termination Agreement"), $135,417 in fees earned as a consultant for the Company after his resignation, $2,505 paid for his medical benefits, and $25,000 paid on behalf of Dr. Ryser to his attorney pursuant to the Termination Agreement.

(6) Dr. Ryser was appointed by the Board of Directors as Senior Vice President, Corporate Strategy of the Company in August 2008, and since such appointment, Dr. Ryser was not compensated for his service to the Company as a member of the Board of Directors.

(7) Consists of 10,000 stock options with a full grant date fair value of $14,049 made in connection with Dr. Ryser's service as a director, 250,000 time vested stock options with a full grant date fair value of $114,900 and 75,000 performance-based stock options with a full grant date value of $30,845 made in connection with Dr. Ryser's employment with the Company.

(8) Consists of a $50,000 relocation bonus paid to Dr. Ryser in connection with his appointment as Senior Vice President, Corporate Strategy of the Company, and $22,250 in fees earned as a non-employee director prior to his appointment as an executive officer.

### Grants of Plan-Based Awards in 2009

The following table provides information about plan-based awards granted to the Named Executive Officers in 2009 including, without limitation: (a) the grant date, (b) all other option awards, which consist of the number of shares underlying stock options awarded to the Named Executive Officers, (c) the exercise price of the stock option awards, which reflect the closing fair market value of Common Stock on the date of grant and (d) the grant date fair value of each option award valued in accordance with ASC 718.

| Name and Principal Position | Grant Date | Compensation Committee Approval Date (1) | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards ($) (1) | Full Grant Date Fair Value ($)(2) |
|---|---|---|---|---|---|
| Michael M. Wick | 11/18/2009 | 11/17/2009 | 550,000(3) | 0.79 | 339,460 |
| President, Chief Executive Officer and Chairman | 11/18/2009 | 11/17/2009 | 300,000(4) | 0.79 | 150,618 |
| Cynthia M. Butitta | 11/18/2009 | 11/17/2009 | 350,000(3) | 0.79 | 216,020 |
| Chief Operating Officer and Chief Financial Officer | 11/18/2009 | 11/17/2009 | 125,000(4) | 0.79 | 62,758 |
| Marc L. Steuer | 11/18/2009 | 11/17/2009 | 125,000(3) | 0.79 | 77,150 |
| Senior Vice President, Business Development | 11/18/2009 | 11/17/2009 | 125,000(4) | 0.79 | 62,758 |
| William P. Kaplan | 11/18/2009 | 11/17/2009 | 125,000(3) | 0.79 | 77,150 |
| Vice President, General Counsel and Corporate Secretary | 11/18/2009 | 11/17/2009 | 125,000(4) | 0.79 | 62,758 |
| Stefan Ryser | N/A | N/A | -0- | N/A | -0- |
| Former Senior Vice President, Corporate Strategy (5) | | | | | |

(1) The exercise price for the stock options granted was the closing fair market value of the Company's stock on the date of grant.

(2) The amounts in this column represent the full grant date fair values of the options (including performance-based options) granted to each of the Named Executive Officers computed in accordance with ASC 718, excluding the effect of estimated forfeitures. For additional information on the valuation assumptions with respect to these grants, refer to the "Stock-based Compensation" and "Valuation Assumptions" under the "Notes to the Financial Statements" in the Company's Form 10-K for the year ended December, 31, 2009, as filed with the SEC and the above footnote 3 to the Summary Compensation Table.

(3) Shares subject to the option vest over two years; 50% of the shares vest one year following the grant date and 1/24th of the shares vest monthly thereafter.

(4) Vesting will be 100% upon the earlier of (a) the consummation of a change of control of the Company as defined in the Incentive Plan, or (b) a determination by the Company's Board of Directors that the Company has consummated a significant transaction involving one or more of its then clinical stage products.

(5) Dr. Ryser resigned from the Company effective August 1, 2009.

**Outstanding Equity Awards at 2009 Fiscal Year-End**

The following table provides information on the current holdings of stock options by the Named Executive Officers. Each option grant is shown separately for each Named Executive Officer. The vesting schedule for each option grant is shown following this table.

**Outstanding Equity Awards at Fiscal Year-End**

| Name and Principal Position | Option Grant Date | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date |
|---|---|---|---|---|---|---|
| Michael M. Wick | 12/05/2000 | 200,000 | -0- | | 8.25 | 12/05/2010 |
| President, Chief | 02/13/2002 | 150,000 | -0- | | 10.27 | 02/13/2012 |
| Executive Officer | 02/21/2003 | 75,000 | -0- | | 11.16 | 02/21/2013 |
| and Chairman | 01/22/2004 | 150,000 | -0- | | 24.13 | 01/22/2014 |
| | 12/10/2004 | 150,000 | -0- | | 18.86 | 12/10/2014 |
| | 01/06/2005 | 125,000 | -0- | | 18.93 | 01/06/2015 |
| | 03/10/2006 | 131,250 | 8,750 | | 20.30 | 03/10/2016 |
| | 03/03/2008(A) | 153,125 | 196,875 | | 2.19 | 03/03/2018 |
| | 03/03/2008(B) | -0- | | 100,000 | 2.19 | 03/03/2018 |
| | 11/18/2009(A) | -0- | 550,000 | | 0.79 | 11/18/2019 |
| | 11/18/2009(B) | -0- | | 300,000 | 0.79 | 11/18/2019 |
| Cynthia M. Butitta | 09/11/2000 | 25,000 | -0- | | 10.13 | 09/11/2010 |
| Chief Operating | 03/13/2001 | 240,000 | -0- | | 3.81 | 03/13/2011 |
| Officer and Chief | 05/14/2002 | 100,000 | -0- | | 10.26 | 05/14/2012 |
| Financial Officer | 02/21/2003 | 50,000 | -0- | | 11.16 | 02/21/2013 |
| | 01/22/2004 | 100,000 | -0- | | 24.13 | 01/22/2014 |
| | 12/10/2004 | 100,000 | -0- | | 18.86 | 12/10/2014 |
| | 03/10/2006 | 93,750 | 6,250 | | 20.30 | 03/10/2016 |
| | 03/03/2008(A) | 109,375 | 140,625 | | 2.19 | 03/03/2018 |
| | 03/03/2008(B) | -0- | | 75,000 | 2.19 | 03/03/2018 |
| | 11/18/2009(A) | -0- | 350,000 | | 0.79 | 11/18/2019 |
| | 11/18/2009(B) | -0- | | 125,000 | 0.79 | 11/18/2019 |
| Marc L. Steuer | 10/07/2002 | 200,000 | -0- | | 12.20 | 10/07/2012 |
| Senior Vice | 01/06/2005 | 50,000 | -0- | | 18.93 | 01/06/2015 |
| President, Business | 02/27/2007(A) | 75,000 | -0- | | 5.80 | 02/27/2017 |
| Development | 02/27/2007(B) | -0- | | 75,000 | 5.80 | 02/27/2017 |
| | 03/03/2008(B) | -0- | | 30,000 | 2.19 | 03/03/2018 |
| | 11/18/2009(A) | -0- | 125,000 | | 0.79 | 11/18/2019 |
| | 11/18/2009(B) | -0- | | 125,000 | 0.79 | 11/18/2019 |

| Name and Principal Position | Option Grant Date | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date |
|---|---|---|---|---|---|---|
| William P. Kaplan | 04/21/2003 | 100,000 | -0- | | 12.62 | 04/21/2013 |
| Vice President, | 01/22/2004 | 10,000 | -0- | | 24.13 | 01/22/2014 |
| General Counsel | 12/10/2004 | 50,000 | -0- | | 18.86 | 12/10/2014 |
| and Corporate | 03/10/2006 | 18,750 | 1,250 | | 20.30 | 03/10/2016 |
| Secretary | 02/27/2007(A) | 100,000 | -0- | | 5.80 | 02/27/2017 |
| | 03/03/2008(A) | 26,250 | 33,750 | | 2.19 | 03/03/2018 |
| | 11/18/2009(A) | -0- | 125,000 | | 0.79 | 11/18/2019 |
| | 11/18/2009(B) | -0- | | 125,000 | 0.79 | 11/18/2019 |
| Stefan Ryser<br>Former Senior Vice President, Corporate Strategy | N/A | -0- | -0- | -0- | N/A | N/A |

### Option Awards Vesting Schedule

| Grant Dates | Vesting Schedule |
|---|---|
| 9/11/2000; 12/5/2000; 2/13/2002; 3/3/2008 (A) | Options vest over four years: 25% of the shares vest one year after the date of grant and 1/48th of the shares vest monthly thereafter. |
| 3/13/2001 | Options vest over four years: 25% of the shares vest on February 20, 2002 and 1/48th of the shares vest monthly thereafter. |
| 5/14/2002 | Options vest over four years: 75% of the shares vest three years after the date of grant and 25% of the shares vest on the four-year anniversary of the grant date. |
| 10/7/2002; 2/21/2003; 4/21/2003; 1/22/2004; 12/10/2004; 1/6/2005; 3/10/2006 | Options vest over four years: 50% of the shares vest two years after the date of grant and 1/48th of the shares vest monthly thereafter. |
| 2/27/2007 (A) | Options vest monthly over a period of two years. |
| 2/27/2007 (B); 3/3/2008 (B) | Vesting will be 100% upon the achievement of specified performance goals for a significant license agreement relating to a Company product candidate. |
| 11/18/2009 (A) | Options vest over two years: 50% of the shares vest upon the first anniversary of the date of grant and 1/24th of shares vest monthly thereafter over the following 12 months. |
| 11/18/2009 (B) | Vesting will be 100% upon the earlier of (a) the consummation of a change of control of the Company as defined in the Incentive Plan, or (b) a determination by the Company's Board of Directors that the Company has consummated a significant transaction involving one or more of its then clinical stage products. |

**Stock Option Exercises in Fiscal 2009**

The Company granted stock options to its employees, including executive officers, under its 2000 Equity Incentive Plan, as amended (the "Incentive Plan"). The Incentive Plan expired in March 2010 and no new stock awards will be granted under this plan. As of March 1, 2010, there were 12,168,819 options outstanding under the Incentive Plan. Prior to the Company's initial public offering, the Company granted options to its employees, including executive officers, under its 1996 and 1988 Stock Option Plans (the "1996 and 1988 Plans"), which both terminated as of the effective date of the initial public offering, and outside the 1996 and 1988 Plans. Since the initial public offering, no new stock options have been granted under the 1996 and 1988 Plans. As of March 1, 2010, 150,328 shares were outstanding under the 1996 Stock Option Plan and no shares were outstanding under the 1988 Stock Option Plan and outside the 1996 and 1988 Plans. Options generally vest over a period of two or four years from the date of grant. We have also granted performance-based options which will only vest upon a change of control of the Company as defined in the Incentive Plan, or when the Company's Board of Directors determines we have achieved the specific performance goals. The exercise price per share is equal to the fair market value of Common Stock on the date of grant, as determined in accordance with the provisions of the Incentive Plan based on the closing prices for Common Stock on the NASDAQ market. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change of control transaction involving the Company, the options outstanding under the Company's option plans may be assumed or substituted by the surviving entity. Otherwise, the vesting of the options outstanding under the Incentive Plan and the 1996 Stock Option Plan, held by those participants whose continuous service has not terminated, shall accelerate in full and the options will terminate if not exercised at or prior to such change of control transaction.

None of our Named Executive Officers exercised any of his or her stock options in year 2009 and as a result there was no value realized.

## EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

The Company entered into an employment agreement with Michael M. Wick, M.D., Ph.D. in August 1999 upon his promotion to the position of Chief Executive Officer. In December 1999, Dr. Wick was elected Chairman of the Board of Directors effective January 2000. On December 17, 2008, the Company entered into an amended and restated employment agreement (the "Employment Agreement") with Dr. Wick to clarify the manner in which such employment agreement complies with the final regulations under Section 409A. The Employment Agreement superseded and replaced the employment agreement entered in August, 1999. According to the Employment Agreement, either the Company or Dr. Wick may terminate his employment at any time for any reason. If Dr. Wick is terminated without cause, he is entitled to receive as severance continued payment of his base salary and health care benefits for twelve months. The Company will also accelerate the vesting of his then unvested stock options as to the number of shares that would have vested in the ordinary course in the first twelve months following his termination date, with such vesting effective as of his termination date. Dr. Wick's benefits pursuant to the Employment Agreement are subject to Dr. Wick signing a general waiver or release of the Company.

In February 2003, the Company adopted the Telik, Inc. Change of Control Severance Benefit Plan (the "Severance Plan"). On December 17, 2008, the Compensation Committee of the Board of Directors adopted an amendment to the Severance Plan to clarify the manner in which such plan complies with the final regulations under Section 409A. The Severance Plan provides eligible participants with severance benefits in the event that a participant's employment with the Company is terminated, voluntarily or involuntarily, without cause within one year after a change of control of the Company, provided that the eligible participant signs a general waiver or release of the Company prior to receipt of the benefits. Such benefits include cash severance, payment of premiums under employee benefits plans, COBRA continuation coverage, accelerated vesting of unvested stock options, and additional payments if the amounts which a participant would receive in connection with a change in control of the Company would constitute a "parachute payment" or be subject to excise tax.

The Severance Plan provides that, to the extent designated by the Compensation Committee or the Chief Executive Officer, the Chief Operating Officer, Chief Financial Officer, Senior Vice Presidents, Vice Presidents and others would be eligible to participate in the Severance Plan. Currently, only Dr. Wick is eligible to participate in the Severance Plan. Under the Severance Plan, Dr. Wick, as the Chief Executive Officer, is eligible to receive (1) 100% of accelerated vesting of then unvested stock options; (2) a lump sum cash payment equal to two times the greater of: (i) the sum of his base salary and the greater of: (a) the annual cash bonus paid to him in the prior year; or (b) his Annual Target Bonus as in effect on the date of termination; or (ii) the sum of the his base salary and the greater of: (a) the annual cash bonus paid to him in the prior year; or (b) his Annual Target Bonus as in effect immediately prior to the Change of Control; (3) continuation of health benefits for up to 24 months and COBRA continuation coverage. Dr. Wick would also be entitled to additional payments if the amounts he would receive in connection with a change in control of the Company would constitute a "parachute payment" or be subject to excise tax. Dr. Wick's benefits under the Severance Plan, when applicable, will supersede the severance benefits under his employment contract.

On June 12, 2009, the Company and Dr. Stefan Ryser, then the Company's Senior Vice President of Corporate Strategy, entered into an agreement pursuant to which Dr. Ryser resigned from employment effective August 1, 2009. Dr. Ryser agreed to provide consulting services to the Company for up to eight months following the termination of his employment and was entitled to receive approximately $27,000 per month under the agreement. The agreement also provided for reimbursement by the Company for continuing medical benefits in the amount of $4,775 during his consulting period, as well as $40,000 in relocation assistance and $25,000 in attorneys' fees.

## 2009 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

The following table provides information on severance benefits that would become payable under Dr. Wick's Employment Agreement and the Severance Plan as amended and effective December 17, 2008 if the employment of Dr. Wick terminated on December 31, 2009, based on his compensation as of such date and based on the Company's closing stock price ($0.78 per share) as of December 31, 2009.

| | Voluntary Termination or Involuntary Termination Without Cause After A Change of Control | | | Involuntary Termination Without Cause | | |
|---|---|---|---|---|---|---|
| **Name and Principal Position** | **Health Care Benefits ($) (1)** | **Salary ($) (2)** | **Equity Acceleration ($) (3)** | **Health Care Benefits ($) (4)** | **Salary ($) (5)** | **Equity Acceleration ($) (3)** |
| Michael M. Wick<br>President, Chief Executive Officer and Chairman | 22,218 | 1,028,000 | -0- | 11,109 | 514,000 | -0- |

(1) Represents the estimated cost of 24 months of health benefits paid by the Company.

(2) Represents 200% of the sum of Dr. Wick's annual base salary for 2009, $514,000, as no bonus was paid to him in 2008 and no specific bonus target was established to be received in 2009. The Company's Executive Officer Bonus Plan provides for the payment of a cash bonus ranging from 0% to 150% of the executive's base salary. If a bonus target had been established for Dr. Wick equal to the maximum 150% of his base salary in 2009, this amount would have been $2,570,000.

(3) Represents the excess of closing fair market value of the shares accelerated vested and exercisable on December 31, 2009 over the aggregate exercise price of such shares.

(4) Represents the estimated cost of 12 months of health benefits paid by the Company over the next 12 months following the involuntary termination of Dr. Wick's employment by the Company without cause.

(5) Represents the total of Dr. Wick's annual base salary for 2009. Amount would include bonus payable over the next 12 months following the involuntary termination of his employment by the Company without cause, but no bonus was paid to him in 2008 and no specific bonus target was established for 2009.

A detailed description of the severance and change in control benefits can be found under the section entitled "Compensation Discussion and Analysis –Compensation Elements" of this proxy statement.

## TRANSACTIONS WITH RELATED PERSONS

In accordance with its written charter, our Audit Committee reviews and approves in advance all related-person transactions. A related person is any executive officer, director, nominee for director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons. In determining whether to approve, ratify or reject a related-person transaction, the Audit Committee looks at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders, as the Committee determines in the good faith exercise of its discretion.

Gail L. Brown, M.D., the spouse of Dr. Wick, the Company's President, Chief Executive Officer and Chairman, joined the Company as a Senior Vice President and Chief Medical Officer on November 26, 2001. Dr. Brown's annual salary was $406,000 in 2009 and remains the same in 2010. On November 18, 2009, Dr. Brown was granted stock options to purchase 375,000 shares of our Common Stock at an exercise price of $0.79 per share, subject to a two-year vesting schedule with 50% of the shares vesting one year from the grant date and the remainder vesting in equal monthly installments over the twelve months thereafter. In addition, Dr. Brown was granted stock options to purchase 125,000 shares of our Common Stock at an exercise price of $0.79 per share that will vest upon the earlier of (a) the consummation of a Change of Control as defined in the Incentive Plan, or (b) a determination by the Company's Board of Directors that the Company has consummated a significant transaction involving one or more of its then clinical stage products.

Dr. Stefan Ryser, a member of the Company's Board of Directors from September 1998 to May 2009, was hired by the Company on August 1, 2008 as its Senior Vice President, Corporate Strategy. Dr. Ryser's annual salary was set at $325,000 upon hiring and remained the same in 2009. Dr. Ryser did not receive any additional compensation as a member of the Board of Directors after becoming an executive officer of the Company. On June 12, 2009, the Company and Dr. Ryser entered into an agreement pursuant to which Dr. Ryser resigned from employment effective August 1, 2009. Dr. Ryser agreed to provide consulting services to the Company for up to eight months following the termination of his employment and was entitled to receive approximately $27,000 per month under the agreement. The agreement also provided for reimbursement by the Company for continuing medical benefits during his consulting period, as well as $40,000 in relocation assistance and $25,000 in attorneys' fees.

The Company has entered into indemnification agreements with its directors and certain officers for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law. The Company also intends to enter into these agreements with future directors and officers.

## HOUSEHOLDING OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Telik stockholders will be "householding" the Company's proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in "householding," please notify your broker. If you prefer to receive a separate proxy statement and annual report, direct your written request to: Controller, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304 or contact the Controller at (650) 845-7700. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

## OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



William P. Kaplan
Secretary

April 9, 2010

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission, is available without charge upon written request to: Corporate Secretary, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304.

**APPENDIX A**

## FORM OF PROXY

## TELIK, INC.

**Proxy Solicited by the Board of Directors for the Annual Meeting of Stockholders to Be Held on May 12, 2010**

The undersigned hereby appoints Michael M. Wick and Cynthia M. Butitta and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Telik, Inc. which the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Telik, Inc. to be held at the offices of Telik, Inc. at 3165 Porter Drive, Palo Alto, CA 94304 on Wednesday, May 12, 2010 at 11:00 a.m. (local time), and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

**Unless a Contrary Direction Is Indicated, this Proxy Will Be Voted for Proposal 1 and Proposal 2, As More Specifically Described in the Proxy Statement. If Specific Instructions Are Indicated, this Proxy Will Be Voted in Accordance Therewith.**

(Continued and to be signed on other side)

Fold and Detach Here

---

Please mark ☐ your vote as indicated

Proposal 1: To elect the following two directors to hold office until the 2013 Annual Meeting of Stockholders:

| | | |
|---|---|---|
| Michael M. Wick M.D., Ph.D. | ☐ For | ☐ Withhold |
| Richard B. Newman, Esq. | ☐ For | ☐ Withhold |

**The Board of Directors Recommends a Vote for Proposal 1.**

Proposal 2: To ratify the selection of Ernst & Young LLP as Independent Registered Public Accounting Firm of the Company by the Audit Committee of the Board of Directors of the Company for its fiscal year ending December 31, 2010.

☐ For ☐ Against ☐ Abstain

**The Board of Directors Recommends a Vote for Proposal 2.**

Please Vote, Date and Promptly Return this Proxy in the Enclosed Return Envelope Which Is Postage Prepaid If Mailed in the United States.

Dated __________, 2010

_____________________________________________

Signature(s)

Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.

## Appendix B

## AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE

## TELIK, INC.

### Purpose and Policy

The primary purpose of the Audit Committee (the "***Committee***") shall be to act on behalf of the Board of Directors (the "***Board***") of Telik, Inc. (the "***Company***") in fulfilling the Board's oversight responsibilities with respect to the Company's corporate accounting and financial reporting processes, the systems of internal accounting and financial controls and audits of financial statements, the quality and integrity of the Company's financial statements and reports and the qualifications, independence and performance of the firm or firms of certified public accountants engaged as the Company's independent outside auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (the "***Auditors***"). The Committee shall also provide oversight assistance in connection with the Company's legal, regulatory and ethical compliance programs as established by management and the Board. The Committee shall also be designated as the Company's Qualified Legal Compliance Committee (the "***QLCC***") within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations (the "***Rules of Professional Conduct***"). The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law.

The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee and the Auditors and the Company's financial management.

### Composition

The Committee shall consist of at least three members of the Board. The members of the Committee shall satisfy the independence and financial literacy requirements of The Nasdaq Stock Market ("***Nasdaq***") applicable to Committee members as in effect from time to time, when and as required by Nasdaq. At least one member shall satisfy the applicable Nasdaq financial sophistication requirements as in effect from time to time.

### Meetings and Minutes

The Committee shall hold such regular or special meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each director of the Company and the Secretary of the Company.

### Authority

The Committee shall have authority to appoint, determine compensation for, at the expense of the Company, retain and oversee the Auditors as set forth in Section 10A(m)(2) of the Securities Exchange Act of 1934, as amended, and the rules thereunder and otherwise to fulfill its responsibilities under this charter. The Committee shall have authority to retain and determine compensation for, at the expense of the Company, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have authority to initiate investigations, to provide notices, including notices to the Securities and Exchange Commission (the "***SEC***"), to retain experts, to recommend that the Company implement remedial or other appropriate actions and otherwise to carry out its responsibilities as a QLCC. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to require that any of the Company's personnel, counsel, Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants.

**Responsibilities**

The Committee shall oversee the Company's financial reporting process on behalf of the Board, shall have direct responsibility for the appointment, compensation, retention and oversight of the work of the Auditors, who shall report directly and be accountable to the Committee. The Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Committee's purpose and policy, the Committee shall be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

**1.** ***Evaluation and Retention of Auditors.*** To evaluate the performance of the Auditors, to assess their qualifications (including their internal quality-control procedures and any material issues raised by that firm's most recent internal quality-control or peer review or any investigations by regulatory authorities) and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year, which retention shall be subject only to ratification by the Company's stockholders.

**2.** ***Approval of Audit Engagements.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, the compensation to be paid, at the Company's expense, to the Auditors and the negotiation and execution, on behalf of the Company, of the Auditors' engagement letters, which approval may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.

**3.** ***Approval of Non-Audit Services.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor, which approval may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.

**4.** ***Auditor Conflicts.*** At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, consistent with Independence Standards Board Standard No. 1, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

**5.** ***Audited Financial Statement Review.*** To review, upon completion of the audit, the financial statements proposed to be included in the Company's Annual Report on Form 10-K to be filed with the SEC and to recommend whether or not such financial statements should be so included.

**6.** ***Annual Audit Results.*** To discuss with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and any adjustments proposed but not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

**7. *Quarterly Results.*** To review and discuss with management and the Auditors the results of the Auditors' review of the Company's quarterly financial statements, prior to public disclosure of quarterly financial information, if practicable, or filing with the SEC of the Company's Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

**8. *Management's Discussion and Analysis.*** To review and discuss with management and the Auditors, as appropriate, the Company's disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its periodic reports to be filed with the SEC.

**9. *Press Releases.*** To review and discuss with management and the Auditors, as appropriate, earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and ratings agencies, which discussions may be general discussions of the type of information to be disclosed or the type of presentation to be made. The Chair of the Committee may represent the entire Committee for purposes of this discussion.

**10. *Risk Assessment and Management.*** To review and discuss with management and the Auditors, as appropriate, the Company's guidelines and policies with respect to risk assessment and risk management, including the Company's major financial risk exposures and the steps taken by management to monitor and control these exposures.

**11. *Management Cooperation with Audit.*** To evaluate the cooperation received by the Auditors during their audit examination, including a review with the Auditors of any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management's response, if any.

**12. *Management Letters.*** To review and discuss with the Auditors and, if appropriate, management, any management letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

**13. *Disagreements Between Auditors and Management.*** To review and discuss with management and the Auditors any material conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any conflicts or disagreements regarding financial reporting.

**14. *Internal Control Over Financial Reporting.*** To confer with management and the Auditors regarding the scope, adequacy and effectiveness of internal control over financial reporting including any special audit steps taken in the event of material control deficiencies.

**15. *Separate Sessions.*** Periodically, to meet in separate sessions with the Auditors and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

**16. *Correspondence with Regulators.*** To consider and review with management, the Auditors, outside counsel, as appropriate, and, in the judgment of the Committee, such special counsel, separate accounting firm and other consultants and advisors as the Committee deems appropriate, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

**17. *Complaint Procedures.*** To establish procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

**18. *Regulatory and Accounting Initiatives.*** To review with management, counsel and the Auditors, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.

**19. *Ethical Compliance.*** To review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and rules, as well as to its Code of Conduct, including review and approval of related-party transactions as required by Nasdaq rules and review of updates to the Code of Conduct.

**20. *Investigations.*** To investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

**21. *Proxy Report.*** To prepare the report required by the rules of the SEC to be included in the Company's annual proxy statement.

**22. *Annual Charter Review.*** To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

**23. *Report to Board.*** To report to the Board with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Company's Auditors or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

**24. *Procedures for Receipt of Attorney Report.*** To adopt written procedures for the confidential receipt, retention and consideration of any report of evidence of a material violation under Rule 205.3 of the Rules of Professional Conduct.

**25. *QLCC Responsibilities.*** To carry out the responsibilities of a QLCC as set forth in the Rules of Professional Conduct.

**26. *General Authority.*** To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

It shall be the responsibility of management to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

## Appendix C

## AMENDED AND RESTATED CHARTER OF THE COMPENSATION COMMITTEE

## TELIK, INC.

### Purpose

The purpose of the Compensation Committee (the "***Committee***") of the board of directors (the "***Board***") of Telik, Inc. (the "***Company***") shall be to act on behalf of the Board in fulfilling the Board's responsibilities to oversee the Company's compensation policies, plans and programs, and to review and determine the compensation to be paid to the Company's officers, as well as to prepare and review the Committee report included in the Company's annual proxy statement in accordance with applicable rules and regulations of the Securities and Exchange Commission (the "***SEC***") in effect from time to time. The term "compensation" shall include salary, long-term incentives, bonuses, perquisites, equity incentives, severance arrangements, retirement benefits and other related benefits and benefit plans.

### Composition

The Committee shall consist of at least two members of the Board. All members of the Committee shall satisfy the independence requirements of The Nasdaq Stock Market ("***Nasdaq***") applicable to compensation committee members, as in effect from time to time, when and as required by Nasdaq, including any exceptions permitted by these requirements. At least two of the members of the Committee shall satisfy the "non-employee director" standard within the meaning of Section 16b-3 of the Securities Exchange Act of 1934, as amended from time to time (the "***Exchange Act***"), and the "outside director" standard within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time (the "***Code***"). The members of the Committee shall be appointed by and serve at the discretion of the Board. Vacancies occurring on the Committee shall be filled by the Board.

### Meetings

The Committee shall hold such regular or special meetings as its members deem necessary or appropriate.

### Authority

The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall be authorized to access such internal and external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities. The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law. The approval of this Compensation Committee Charter shall be construed as a delegation of authority to the Committee with respect to the responsibilities set forth herein.

### Responsibilities

To implement the Committee's purpose and policies, the Committee shall be charged with the following duties and responsibilities. The Committee may supplement and, except as otherwise required by applicable law or the requirements of Nasdaq, deviate from these activities as appropriate under the circumstances:

1. *Overall Compensation Strategy.* The Committee shall review, modify (as needed) and approve the overall compensation strategy and policies for the Company, including:

- reviewing and approving corporate performance goals and objectives relevant to the compensation of the Company's officers;

- evaluating and recommending to the Board the compensation plans and programs advisable for the Company, as well as modification or termination of existing plans and programs;
- establishing policies with respect to equity compensation arrangements; and
- reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for the Company's officers.

2. *Compensation of Chief Executive Officer.* The Committee shall determine and approve the compensation and other terms of employment of the Company's Chief Executive Officer and shall evaluate the Chief Executive Officer's performance in light of relevant corporate performance goals and objectives. In determining the long-term incentive component of the Chief Executive Officer's compensation, the Committee should consider the Company's performance and relative stockholder return, the value of similar incentive awards given to chief executive officers of comparable companies, the awards given to the Company's Chief Executive Officer in past years, and such other criteria as the Committee deems advisable. The Chief Executive Officer may not be present during the voting or deliberations regarding his or her compensation.

3. *Compensation of Officers.* The Committee shall review and approve the individual and corporate performance goals and objectives of the Company's officers that are periodically established. The Committee shall determine and approve the compensation and other terms of employment of officers, taking into consideration each officer's success in achieving individual performance goals and objectives and the corporate performance goals and objectives deemed relevant to the officer as established by the Committee.

4. *Administration of Benefit Plans.* The Committee shall recommend to the Board the adoption, amendment and termination of the Company's stock option plans, stock appreciation rights plans, pension and profit sharing plans, incentive plans, stock bonus plans, stock purchase plans, bonus plans, deferred compensation plans and similar programs. The Committee shall have full power and authority to administer these plans, establish guidelines, interpret plan documents, select participants, approve grants and awards and exercise such other power and authority as may be permitted or required under such plans.

5. *Insurance Coverage.* The Committee shall review and recommend to the Board appropriate insurance coverage for the Company's directors and officers.

6. *Committee Self-Assessment.* The Committee shall periodically review and assess the adequacy of this charter, including the Committee's role and responsibilities as outlined in this Charter, and shall recommend any proposed changes to the Board for its consideration.

## Appendix D

## CHARTER OF THE NOMINATING COMMITTEE

## TELIK, INC.

### Organization

The Nominating Committee (the "***Committee***") of the Board of Directors (the "***Board***") of Telik, Inc., a Delaware corporation (the "***Company***"), shall consist of at least two members of the Board. No Committee member shall be an employee of the Company, and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with the applicable independence requirements of The Nasdaq Stock Market ("***Nasdaq***"), when and as required by Nasdaq. The members of the Committee shall be appointed by the Board.

### Statement of Policy

The purpose of the Committee shall be to (i) identify, review and evaluate candidates to serve as directors of the Company and review and evaluate incumbent directors; (ii) serve as a focal point for communication between such candidates, non-committee directors and the Company's management; (iii) recommend to the Board for selection candidates to the Board; and (iv) make other recommendations to the Board regarding affairs relating to the directors of the Company.

### Operating Principles and Processes

In fulfilling its function and responsibilities, the Committee should give due consideration to the following operating principles and processes:

- *Resources*—The Committee shall be authorized to access such internal and external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.
- *Reporting to the Board*—The Committee shall report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board.

### Responsibilities

The operation of the Committee will be subject to the provisions of the Bylaws of the Company and the Delaware General Corporation Law, each as in effect from time to time. The Committee will have the full power and authority to carry out the following primary responsibilities or to delegate such power and authority to one or more subcommittees of the Committee:

- *Director Nominations*—The Committee has the responsibility of identifying, reviewing and evaluating candidates to serve on the Company's Board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements. The Committee shall also have the primary responsibility for reviewing, evaluating and considering the recommendation for nomination of incumbent directors for reelection to the Board, as well as monitoring the size of the Board. The Committee shall also recommend to the Board for selection candidates to the Board. The Committee shall also have the power and authority to consider recommendations for Board nominees and proposals submitted by the Company's stockholders and to establish any policies, requirements, criteria and procedures, including policies and procedures to facilitate stockholder communications with the Board of Directors, to recommend to the Board appropriate action on any such proposal or recommendation and to make any disclosures required by applicable law in the course of exercising its authority.

- *Board Assessment*—The Committee shall periodically review, discuss and assess the performance of the Board, including Board committees, seeking input from senior management, the full Board and others. The assessment shall include evaluation of the Board's contribution as a whole and effectiveness in serving the best interests of the Company and its stockholders, specific areas in which the Board and/or management believe contributions could be improved, and overall Board composition and makeup, including the reelection of current Board members. The factors to be considered shall include whether the directors, both individually and collectively, can and do provide the integrity, experience, judgment, commitment, skills and expertise appropriate for the Company. The Committee shall also consider and assess the independence of directors, including whether a majority of the Board continue to be independent from management in both fact and appearance, as well as within the meaning prescribed by Nasdaq. The results of these reviews shall be provided to the Board for further discussion as appropriate.

**Meetings**

The Committee will hold at least one regular meeting per year and additional meetings, as the Committee deems appropriate.

**Reports**

The Committee will report to the Board from time to time, or whenever so requested by the Board.


FSC

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber

Cert no. SCS-COC-000648
www.fsc.org
© 1996 Forest Stewardship Council

004CT16008

### Disclosure Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including the documents that we incorporate by reference, contains statements indicating expectations about future performance and other forward-looking statements that involve risks and uncertainties. We usually use words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "future," "intend," "potential," or "continue" or the negative of these terms or similar expressions to identify forward-looking statements. These statements appear throughout this Annual Report on Form 10-K and are statements regarding our current intent, belief, or expectation, primarily with respect to our operations and related industry developments. Examples of these statements include, but are not limited to, statements regarding the following: the implications of interim or final results of our Phase 2 clinical and Phase 3 registration trials, the progress and timing of our research programs, including clinical testing, our anticipated timing for filing additional Investigational New Drug, or IND, applications with the United States Food and Drug Administration for the initiation or completion of Phase 1, Phase 2 or Phase 3 testing for any of our product candidates, the extent to which our issued and pending patents may protect our products and technology, our ability to identify new product candidates using TRAP technology (our proprietary Target-Related Affinity Profiling technology, which is discussed below), the potential of such product candidates to lead to the development of safer or more effective therapies, our ability to develop the technology derived from our collaborations and to enter into additional collaborations, our future operating expenses, our future losses, our future expenditures for research and development, the sufficiency of our cash resources to fund current and future operations. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the section of Item 1A entitled "Risk Factors," and elsewhere in this Annual Report. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

TELIK, the Telik logo, TRAP, TELCYTA and TELINTRA are trademarks or registered trademarks of Telik, Inc. All other brand names or trademarks appearing in this Annual Report are the property of their respective holders.

## PART I

### Item 1. Business.

### Overview

*Our Business and Strategy*

Telik, Inc. was incorporated in Delaware in 1988 and is a clinical-stage drug development company focused on discovering and developing small molecule drugs to treat cancer. We discover our product candidates using our proprietary drug discovery technology, Target-Related Affinity Profiling, or TRAP, which we believe enables the rapid and efficient discovery of small molecule product candidates. Our business strategy is to:

- Advance TELINTRA through Phase 2 clinical studies, and after obtaining clinical data, enter into a partnership with a pharmaceutical or biotechnology company to assist in further development and commercialization;
- Seek a partnership for TELCYTA for further development and commercialization;
- License early product candidates, discovered through TRAP, which are outside our therapeutic focus, to other companies for development and commercialization;
- Advance new product candidates or indications into the clinic;
- Develop a portfolio of small molecule product candidates to address unmet needs in cancer treatment; and
- Utilize our proprietary TRAP drug discovery platform to provide a pipeline of future product development candidates.

*Clinical Product Development*

TELINTRA, our current drug product candidate in clinical development, is a small molecule glutathione analog inhibitor of the enzyme glutathione S-transferase P1-1. We are developing TELINTRA for the treatment of blood disorders associated with low blood cell levels, such as neutropenia or anemia. In 2008, we initiated a Phase 2 clinical trial of TELINTRA tablets, for the treatment of patients with Myelodysplastic Syndrome, or MDS. The trial for MDS completed enrollment of 86 patients. In the second quarter of 2009, we initiated a Phase 2 randomized study in Severe Chronic Neutropenia, or SCN, to determine the effect of TELINTRA tablets on absolute neutrophil count in patients with this disease. The trial for SCN is intended to enroll a total of 20 patients. In the fourth quarter of 2009, we initiated a Phase 1 dose-ranging study of TELINTRA tablets in combination with Lenalidomide in patients with MDS. We expect to enroll up to 30 patients for this study.

TELCYTA, our first product candidate, is a small molecule cancer drug product candidate designed to be activated in cancer cells. TELCYTA binds to glutathione S-transferase P1-1, or GST P1-1, a protein that is elevated in many human cancers, such as ovarian, non-small cell lung, colorectal, breast and other types of cancer. GST P1-1 levels are often further elevated following treatment with many standard chemotherapy drugs and this elevation is associated with the development of resistance to these drugs. When TELCYTA binds to GST P1-1 inside a cancer cell, a chemical reaction occurs, releasing fragments of TELCYTA that cause programmed cancer cell death, or apoptosis.

TELCYTA has shown clinical antitumor activity alone and in combination with standard chemotherapeutic agents in multiple Phase 2 clinical trials in refractory or resistant ovarian, non-small cell lung, breast and colorectal cancer. We completed a multicenter, randomized clinical study of 125 patients of TELCYTA in combination with liposomal doxorubicin versus liposomal doxorubicin as second line therapy in platinum refractory or resistant ovarian cancer and announced results at the American Society of Clinical Oncology, or ASCO, in May 2009. We are currently seeking a partnership with a pharmaceutical or biotechnology company to further advance the development and commercialization of TELCYTA.

*Preclinical Drug Product Development*

We currently have a small molecule compound, TLK60404, in preclinical development that inhibits both Aurora kinase and VEGFR kinase. Aurora kinase is a signaling enzyme whose function is required for cancer cell division, while vascular endothelial growth factor, or VEGF, plays a key role in tumor blood vessel formation, ensuring an adequate supply of nutrients to support tumor growth. The lead compounds of our first dual inhibitor program met a development milestone in August 2008 by demonstrating anticancer activity in preclinical models of human colon cancer and human leukemia. We are conducting the required preclinical safety studies that if successful may support the potential filing of an IND application with the FDA.

Using our TRAP technology, we have discovered TLK60357, a novel, potent small molecule inhibitor of cell division. TLK60357 inhibits the formation of microtubules that are necessary for cancer cell growth leading to persistent cancer cell block and subsequent cell death at the G2/M phase of the cell cycle. This compound demonstrates potent broad-spectrum anticancer activity against a number of human cancer cells. This compound also displays oral efficacy in multiple, standard preclinical models of cancer. TLK60357 is currently being evaluated in preclinical safety studies.

TLK60596 is a small-molecule dual inhibitor of VEGFR1 and VEGFR2 kinase. VEGFR1/2 kinases are known to mediate the formation of new blood vessels in human cancers allowing them to grow. In standard animal models of human colon cancer, oral administration of TLK60596 significantly reduced tumor growth. We are conducting further preclinical assessment of TLK60596.

TLK58747 is a novel metabolically activated cytotoxic small molecule that we identified as a new product candidate in 2006. TLK58747 causes apoptosis and G2/M cell cycle arrest in a broad array of human cancer cell lines including those not expressing GST P1-1. In preclinical testing, it has shown significant antitumor activity in human breast, pancreatic, brain and colon tumors in models of human cancer when administered either orally or by injection.

**Clinical Product Development Programs**

Our two most advanced product candidates, TELINTRA and TELCYTA, are being developed to treat cancers for which there is significant demand for new therapies. Cancer is the second most common cause of death in the United States according to the American Cancer Society's 2009 Cancer Facts and Figures. The five-year survival rates for patients with cancers that have spread from their original sites, although improved in recent years, are still poor. These poor survival rates reflect the limitations of current treatments and the development of resistance to available treatments. In addition, current treatments are often associated with severe toxic side effects.

*TELINTRA*

TELINTRA is a small molecule product candidate that we believe has the potential to increase blood cell counts in cancer patients. Decreased blood cell levels, especially of white cells, occur as a common side effect of cancer chemotherapy and render the already weakened cancer patient susceptible to life-threatening infections. Low blood cell levels are also found in a number of pre-leukemic conditions, including MDS, which may require treatment. TELINTRA accelerated the recovery of white blood cells (neutrophils) in preclinical models of chemotherapy induced neutropenia. In addition, TELINTRA causes the death of human leukemia cells in laboratory tests and this activity may lead to a beneficial effect in the treatment of MDS, a pre-leukemic condition. The tablet formulation of TELINTRA may offer advantages, including ease of manufacturing and oral administration and allow us to offer a product that is an attractive alternative to the currently marketed parenterally administered drugs.

We completed a Phase 1-2a study in patients with MDS using a tablet formulation of TELINTRA. Positive results from a Phase 1 dose escalation study of TELINTRA tablets in patients with MDS were published in a leading peer reviewed journal. Clinical data demonstrated that TELINTRA tablets were well tolerated and clinically active in patients with all stages of MDS. At the 99th Annual Meeting of the American Association for Cancer Research in April 2008, we presented additional data on the TELINTRA induced cancer cell death of human leukemia cells. In 2008, we initiated two randomized Phase 2 clinical trials of TELINTRA tablets, one for the treatment of patients with MDS and the other for the treatment of Chemotherapy Induced Neutropenia, or CIN, in patients with locally advanced or metastatic non-small cell lung cancer. In the second quarter of 2009, we initiated a Phase 2 randomized study in Severe Chronic Neutropenia, or SCN, to determine the effect of TELINTRA tablets on absolute neutrophil levels in patients with this disease and we discontinued the trial for CIN to focus resources on the development of TELINTRA tablets in MDS and hematologic malignancies. The trial for MDS completed enrollment of 86 patients. The trial for SCN is intended to enroll a total of 20 patients. In the fourth quarter of 2009, we initiated a Phase 1 dose-ranging study of TELINTRA tablets in combination with Lenalidomide in patients with MDS. We expect to enroll up to 30 patients for this study.

*TELCYTA*

TELCYTA is a small molecule drug product candidate that we are developing for the treatment of cancer. TELCYTA binds to glutathione S-transferase, or GST, a protein known to play an important role in the development of resistance to commonly used chemotherapeutic drugs. GST P1-1 is a type of GST that is elevated in many cancers and is often further elevated following treatment with standard chemotherapeutic drugs. When TELCYTA binds to GST P1-1, it releases a fragment with a proven mechanism of killing cancer cells as well as other reactive agents. In contrast to the usual situation in which GST P1-1 is involved in the destruction of chemotherapeutic drugs, GST P1-1 activates TELCYTA when TELCYTA reaches its cellular target. In this way, TELCYTA kills cancer cells by inducing cell death through a process called apoptosis.

TELCYTA has been evaluated in multiple Phase 2 and Phase 3 clinical trials, including trials using TELCYTA as monotherapy and in combination regimens in ovarian, non-small cell lung, breast and colorectal cancer. Results from these clinical trials indicate that TELCYTA monotherapy was generally well-tolerated, with mostly mild to moderate side effects, particularly when compared to the side effects and toxicities of standard chemotherapeutic drugs. When TELCYTA was evaluated in combination with standard chemotherapeutic drugs, the tolerability of the combinations was similar to that expected of each drug alone. This tolerability profile may be an important clinical advantage for TELCYTA since combination drug regimens are commonly used in cancer treatment. Clinical activity including objective tumor responses and/or disease stabilization was reported in the TELCYTA Phase 2 trials; however, TELCYTA did not meet its primary endpoints in the Phase 3 studies. Positive results from a Phase 1-2a multicenter, dose-ranging study of TELCYTA in combination with carboplatin and paclitaxel as first-line therapy for patients with non-small cell lung cancer, or NSCLC, were published in a leading peer reviewed publication. Clinical data demonstrated positive results of TELCYTA in combination with carboplatin and paclitaxel in the treatment of first-line lung cancer followed by TELCYTA maintenance therapy.

We are currently seeking a partnership with a pharmaceutical or biotechnology company to further advance the development and commercialization of TELCYTA.

**Preclinical Drug Product Development**

*TLK60404—Aurora Kinase/VEGFR Inhibitors*

We have a small molecule compound, TLK60404, in preclinical development that inhibits both Aurora kinase and VEGFR kinase. Aurora kinase is a signaling enzyme whose function is required for cancer cell division, while VEGF plays a key role in tumor blood vessel formation, ensuring an adequate supply of nutrients to support tumor growth. The lead compounds of our first dual inhibitor program met a development milestone in August 2008 by demonstrating anticancer activity in preclinical models of human colon cancer and human leukemia. These lead compounds prevented tumor growth in preclinical models of human colon cancer and human leukemia by inhibiting both Aurora kinase and VEGFR kinase. Our data support the concept that dual inhibition of Aurora kinase and VEGFR kinase represents a promising approach for anticancer therapy. A development drug product candidate, TLK60404, has been selected. We are conducting the required preclinical safety studies that if successful may support the potential filing of an IND application with the FDA.

*TLK60357—Antimitotic Agent*

Using our TRAP technology, we have discovered TLK60357, a novel, potent small molecule inhibitor of cell division. TLK60357 inhibits the formation of microtubules that are necessary for cancer cell growth leading to persistent G2/M cancer cell cycle block and subsequent cell death. This compound demonstrates potent broad-spectrum anticancer activity against a number of human cancer cells. This compound also displays oral efficacy in multiple, standard preclinical models of cancer. TLK60357 is currently being evaluated in preclinical safety studies.

*TLK60596—VEGFR Inhibitor*

TLK60596, a potent VGFR kinase inhibitor, blocks the formation of new blood vessels in tumors. Oral administration of TLK60596 to animal models of human colon cancer significantly reduced tumor growth. TLK60596 is undergoing further preclinical assessment.

*TLK58747—Cytotoxic Small Molecule*

TLK58747 is a novel metabolically activated cytotoxic small molecule. TLK58747 induces apoptosis and G2/M, cell cycle arrest in a broad array of human cancer cell lines including those not expressing GST P1-1. It has shown significant antitumor activity in human breast, pancreatic, brain and colon tumors in preclinical models of human cancer when administered either orally or by injection.

**Research Discovery Programs**

In addition to generating our current clinical product candidate portfolio, TRAP has allowed us to build our research pipeline with product candidates against targets in cancer. We have chosen to pursue those protein targets that have engendered a high level of interest in the drug discovery community, address important unmet clinical needs and whose modulation are expected to have a beneficial effect in treating a given disease. We are continually evaluating and prioritizing our early stage programs.

**TRAP Technology**

Our TRAP drug discovery technology is designed to rapidly and efficiently identify small molecule compounds that act on disease-related protein targets. TRAP technology offers solutions to the two major challenges facing drug discovery: the explosive growth in the number of new protein targets generated by the advances in genomics, and the intrinsic limitations of the Ultra High Throughput Screening, or UHTS, approach. TRAP offers several competitive advantages over UHTS, because it is able to accommodate thousands, rather than hundreds, of targets; is cost-effective to screen unproven targets for the purpose of validation; and allows the use of complex biologically relevant assays rather highly simplified assays.

The ability of TRAP to identify active compounds after screening only a few hundred samples overcomes many of the limitations of UHTS. TRAP does not require assays capable of screening millions of compounds, thereby decreasing the time and resources necessary for development of UHTS compatible assays. TRAP can be applied to tedious but biologically relevant assays. In addition, TRAP eliminates the need for large compound collections and sophisticated and expensive automation to support them, further lowering the financial barrier to screening and permitting its application to emerging biopharmaceutical companies. Finally, the overall efficiency and economy of TRAP allow multiple targets to be pursued simultaneously and permit the screening of higher risk, but potentially valuable, targets.

We have computationally enhanced TRAP by calculating affinity fingerprints, which greatly expands the number of compounds that can be surveyed. Our small-molecule database now has over 3.5 million computed affinity fingerprints. This approach has eliminated our need to maintain a large chemical inventory, resulting in a significant cost savings. Also, since fingerprints can be computed, TRAP can guide medicinal chemistry by evaluating potential compounds before they are made, thereby reducing the time and resources needed to develop a product candidate.

**Collaborative Relationships**

We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates, particularly outside North America, or in disease areas requiring larger and longer clinical trials.

We have established a number of joint discovery programs with other pharmaceutical, biotechnology and genomics companies. These collaborations exploit our TRAP technology platform and have the potential to identify new product development and commercialization opportunities either independently or pursuant to expanded collaborations.

These collaborations include the following:

*Mount Sinai School of Medicine*

In March 2008, we entered into a research and license agreement with the Mount Sinai School of Medicine, or Mount Sinai, to use our TRAP technology for the identification of small molecule compounds active against a target chosen by Mount Sinai. Mount Sinai has the right to select compounds arising from the collaboration for further development. The agreement provides for the payment of royalties to us based on product sales or licensing fees, and will expire at the end of the royalty period.

*Hospital for Special Surgery*

In September 2008, we entered into a TRAP screening agreement with the Hospital for Special Surgery, or HSS. The Research Division of HSS studies the mechanisms underlying musculoskeletal and autoimmune diseases to discover effective treatments for these disorders. We and HSS are using TRAP technology for the identification of small molecule compounds that inhibit a key enzyme in cell signaling and migration.

*Swiss Tropical Institute*

In October 2008, we entered into a TRAP screening agreement with the Swiss Tropical Institute, or STI. STI, in Basel, Switzerland, has research programs in molecular parasitology and infection biology, particularly applied to tropical diseases, to discover effective treatments for these diseases. Telik and STI are using TRAP technology for the identification of small molecules that affect two key tropical parasites.

The above agreements do not have significant impact on our financial statements.

We terminated our agreements with SRI International and ReceptorBio, Inc. in December 2009 and October 2009, respectively.

**Patents and Proprietary Information**

Patents and other proprietary rights are very important to our business. If we have enforceable patents of sufficient scope, it can be more difficult for our competitors to use our technology to create competitive products or to obtain patents that prevent us from using technology we create. As part of our business strategy, our policy is to actively file patent applications in the United States and internationally to cover new chemical compounds, pharmaceutical compositions, methods of preparation of the compounds and compositions and therapeutic uses of the compounds and compositions, methods related to our TRAP technology, and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position.

We have a number of patents and patent applications related to our compounds and other technology, but we cannot be certain that issued patents will be enforceable or provide adequate protection or that the pending patent applications will issue as patents. The following table shows the expiration dates in the United States and internationally for the primary patents that cover our TRAP technology and the compounds in our clinical and preclinical product candidates.

| | US patent expirations | Foreign patent expirations |
|---|---|---|
| TRAP | 2014 | N/A |
| *Product candidates* | | |
| TELCYTA | 2013 | 2014 |
| TELINTRA | 2014 | 2014 |
| TLK60404 | 2029* | 2029* |
| TLK60357 | 2029* | 2029* |
| TLK60596 | 2030* | 2030* |
| TLK58747 | 2025* | 2025* |

* Including pending and planned applications

We may obtain patents for our product candidates many years before we obtain marketing approval for them. We can generally expect to obtain patent term extensions of up to five years for patents covering our product candidates in many countries when and if marketing approvals are obtained. In foreign countries, these extensions are available only if approval is obtained before the patent expires, but in the United States, extensions are available even if approval is obtained after the patent would expire normally through a system of interim extensions until approval. In addition, we are actively pursuing multiple life cycle patent applications for TELINTRA and TELCYTA, including applications related to combination therapies, polymorphs, formulations and manufacturing processes.

In addition to patent coverage, we will generally be entitled to data exclusivities for our product candidates in many countries for several years after marketing approval (for example, 5 years in the United States and up to 10 years in the European Union) when and if marketing approvals are obtained.

We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our proprietary position. We do not disclose our trade secrets (including significant aspects of our TRAP technology) outside Telik except where disclosure is essential to our business, and we require those individuals, companies and institutions doing business with us, including TRAP collaborators, to execute agreements to protect our trade secrets. We require our employees and consultants to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement.

## Competition

Competition in the pharmaceutical and biotechnology industries is intense. The product candidates that we and our collaborative partners are developing will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products that are competitive with our potential product candidates. Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial, manufacturing, sales, distribution and technical resources and more experience in research and development, clinical trials and regulatory matters, than we do. In addition, our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us and our collaborative partners or which would render our technology or potential product candidates obsolete or noncompetitive.

**Regulatory Considerations**

The manufacturing and marketing of our product candidates and our on-going research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous review by the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations. Non-compliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve marketing applications or allow us to enter into supply contracts and criminal prosecution. The FDA also has the authority to revoke previously granted marketing authorizations.

Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a product candidate's safety and efficacy. The approval process may take many years, requires the expenditure of substantial resources, may involve post-marketing surveillance and may involve on-going requirements for post-marketing studies. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of the products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have exclusive rights to exploit those products or technologies.

The cost of preparing and submitting a New Drug Application, or NDA, is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees.

Preclinical studies involve laboratory evaluation and animal studies to assess the initial efficacy and safety of a product candidate. The FDA, under its Good Laboratory Practices regulations, regulates preclinical studies. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must be approved by the FDA before we can commence clinical trials in humans. Unless the FDA objects to an IND, the IND would become effective 30 days following its receipt by the FDA.

Clinical trials involve the administration of the investigational product candidate to humans under the supervision of a qualified principal investigator. Clinical trials in the United States must be conducted in accordance with Good Clinical Practice, or GCP, under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Investigational Review Board, or IRB, and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

Clinical trials in the United States are conducted in three sequential phases though the phases may overlap. Phase 1 clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of Phase 1 clinical trials is to establish initial data about the safety and tolerance of the product candidate in humans. In Phase 2 clinical trials, in addition to safety, the efficacy of the product candidate is evaluated in a limited number of patients with the target disease. Phase 3 clinical trials typically involve additional testing for safety and clinical efficacy in expanded, large-scale, multicenter studies of patients with the target disease. We have engaged contract research organizations, or CROs, to facilitate the administration of some of our clinical trials.

We and all of our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practice, or cGMP, regulations applicable to the manufacture of the clinical and commercial supplies of our product candidates. cGMP regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in the commercial manufacture of our product candidates.

Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are generally applied for and obtained at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state. If the foreign regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted for the applicable country.

**Manufacturing**

We are using third-party manufacturers to produce clinical supplies of TELCYTA under cGMP regulations. We are currently dependent on a single source of supply from AMRI Rensselaer, Inc., or AMRI, previously known as Organichem Corporation, for the active ingredient in TELCYTA. In July 2004, we entered into an agreement with AMRI under which AMRI has agreed to manufacture and supply to us the active ingredient in TELCYTA for clinical and commercial purposes. We and AMRI have agreed on a pricing schedule for such supply, which is subject to future renegotiation. AMRI has agreed to maintain sufficient capacity to satisfy its supply obligations under the agreement, and we are entitled to reduced prices in the event of a significant production shortfall. For a number of years, we are obligated to purchase from AMRI a significant percentage of our United States requirements for the active ingredient in TELCYTA. Our agreement with AMRI will remain in force until it is terminated through one of the following mechanisms: either party may terminate the agreement for an uncured or uncurable breach of other party, or immediately upon a series of material breaches, and we have the right to terminate the agreement if TELCYTA is not approved for commercial sale by the FDA or if such approval is revoked. We also have the right to terminate the agreement upon repeated production shortfalls by AMRI. Neither party has the right to terminate the agreement at will until several years after the FDA approves TELCYTA for commercial sale. We currently depend upon two sources for the drug product manufacture of TELCYTA.

We presently depend upon one source of supply, Isochem, for clinical quantities of the active ingredient in TELINTRA. We currently depend upon one source, Patheon, for the manufacture of TELINTRA tablets. While we are evaluating potential alternative sources of these materials, we have no such alternative sources that are immediately available.

We intend to continue to use third-party contract manufacturers or corporate collaborators for the production of material for use in preclinical studies, clinical trials, manufacture of future products and commercialization. The manufacture of our product candidates for preclinical studies and clinical trials and commercial purposes is subject to cGMP regulations promulgated by the FDA and to other applicable domestic and foreign regulations.

**Research and Development**

Our goal is to develop small molecule drugs for major disease areas and this goal has been supported by our substantial research and development investments. We spent approximately $12.7 million in 2009, $24.0 million in 2008 and $43.0 million in 2007 on research and development. We conduct research internally and also through collaborations with third parties, including universities. In 2009, approximately 78% of our research and development was conducted internally and 22% was conducted through collaborations with third parties, including CROs and consultants.

**Employees**

As of February 15, 2010, our workforce consisted of 41 full-time and two part-time employees, ten of whom hold Ph.D. or M.D. degrees, or both, and one of whom hold other advanced degrees. Of our total workforce, 24 are engaged in research and development and 19 are engaged in business development, finance and administration. None of our employees are represented by a collective bargaining agreement, nor have we experienced any significant work stoppages. We believe that our relations with our employees are good.

**Available Information**

Our website address is *www.telik.com*; however, information found on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K. We file or furnish electronically with the SEC our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available free of charge on or through our website copies of these reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at *www.sec.gov*. You may also read and copy any of our materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information regarding the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

### Item 1A. Risk Factors.

*Our business faces significant risks, some of which are set forth below to enable readers to assess, and be appropriately apprised of, many of the risks and uncertainties applicable to the forward-looking statements made in this Annual Report. You should carefully consider these risk factors as each of these risks could adversely affect our business, operating results and financial condition. If any of the events or circumstances described in the following risks actually occurs, our business may suffer, the trading price of our common stock could decline and our financial condition or results of operations could be harmed. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. These risks should be read in conjunction with the other information set forth in this Annual Report. There may be additional risks faced by our business, though we do believe that the risks set forth below reflect the more important ones.*

**We have a history of net losses, which we expect to continue for the next several years. We will never be profitable unless we develop, and obtain regulatory approval and market acceptance of, our product candidates.**

To date, we have not obtained regulatory approval for the commercial sale of any products, and we have not received any revenue from the commercial sale of products. Due to the significant research and development expenditures required to develop our TRAP technology and identify new product candidates, and the lack of any products to generate revenue, we have not been profitable and have incurred operating losses since we were incorporated in 1988. As of December 31, 2009, we had an accumulated deficit of $503.6 million. We expect to incur losses for the next several years as we continue our research and development activities and incur significant clinical testing and drug supply manufacturing costs. We do not anticipate that we will generate product revenue for several years. Our losses, among other things, have caused and will cause our stockholders' equity and working capital to decrease. We expect that this trend will continue until we develop, and obtain regulatory approval and market acceptance of, our product candidates, if at all. We may never generate product revenue sufficient to become profitable.

**Both of our most advanced drug product candidates, TELINTRA and TELCYTA, are in clinical development. If clinical trials of our product candidates are delayed or unsuccessful, or if we are unable to complete the preclinical development of our other preclinical product candidates, our business may suffer.**

Preclinical testing and clinical trials are long, expensive and uncertain processes. It may take us or our collaborators several years to complete this testing, and failure can occur at any stage of the process. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of clinical trials do not necessarily predict final results. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier clinical trials. To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular drug is safe and effective for the applicable disease.

In January 2007, we completed a Phase 2 clinical trial of the intravenous formulation of TELINTRA in MDS, a form of pre-leukemia, to evaluate safety, pharmacokinetics, pharmacodynamics and efficacy. In February 2006, we initiated a Phase 1-2a clinical trial of a tablet formulation of TELINTRA in MDS and announced final data at the American Society of Hematology meeting in December 2007. In May 2008, we initiated a Phase 2 clinical trial of TELINTRA tablets for the treatment of patients with MDS. In April 2009, we initiated another randomized Phase 2 clinical trial in Severe Chronic Neutropenia, or SCN; and in November 2009, we initiated a Phase 1 Dose-Ranging Study of TELINTRA tablets in combination with Lenalidomide in patients with MDS. Our success depends in part on our ability to continue clinical development of TELINTRA.

TELCYTA has been evaluated in multiple Phase 1, Phase 2 and Phase 3 clinical trials. On June 3, 2007, we announced that the Phase 3 trials did not achieve their primary endpoints. Subsequently, on June 4, 2007, the

FDA initiated a full clinical hold for TELCYTA. On June 15, 2007, the FDA converted the full clinical hold to a partial hold, thereby enabling patients that had been enrolled in the trials the opportunity to continue to receive study treatments, including TELCYTA in combination with chemotherapy, subject to re-consenting procedures. In October 2007, after completing their review of the detailed safety and other information we submitted, the FDA removed the partial hold, permitting the resumption of our TELCYTA clinical development. As a result of these circumstances, the FDA requires that we conduct additional studies of TELCYTA to complete clinical development.

Our success depends in part on our ability to continue clinical development of TELINTRA. If we do not have sufficient capital required to conduct additional studies or if the data on future clinical trials are not positive, we may not be able to continue clinical development on TELINTRA or TELCYTA and our business will suffer.

We rely on third-party clinical investigators to conduct our clinical trials and, as a result, we may face additional delays outside our control. We engaged contract research organizations, or CROs, to facilitate the administration of our Phase 3 clinical trials of TELCYTA. Dependence on a CRO subjects us to a number of risks. We may not be able to control the amount and timing of resources the CRO may devote to our clinical trials. Should the CRO fail to administer our Phase 3 clinical trials properly and on a timely basis, regulatory approval, development and commercialization of TELCYTA will be delayed.

We do not know whether we will begin planned clinical trials on time or whether we will complete any of our on-going clinical trials on schedule, if at all. Clinical trials can be delayed for a variety of other reasons, including delays in clinical testing, obtaining regulatory approval to commence a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective clinical sites, delays in obtaining institutional review board approval to conduct a study at a prospective clinical site and delays in recruiting subjects to participate in a study. Even if we are able to complete such clinical trials, we do not know whether any such trials will result in marketable products. Typically, there is a high rate of failure for product candidates in preclinical and clinical trials. We do not anticipate that any of our product candidates will reach the market for at least the next several years.

Delays in clinical testing can also materially impact our product candidates' development costs. If we experience delays in clinical testing or approvals, our product candidates' development costs will increase. For example, we may need to make additional payments to third-party investigators and organizations to retain their services or we may need to pay additional recruitment incentives. If the delays are significant, our financial results and the commercial prospects for our product candidates will be harmed, and our ability to become profitable will be significantly impaired or delayed.

**If we do not find collaborators for our product candidates, we may have to reduce or delay our rate of product development and/or increase our expenditures.**

Our strategy to develop, manufacture and commercialize our products includes entering into relationships with pharmaceutical companies to advance certain programs and reduce our expenditures with respect to such programs. Our product candidates will target highly competitive therapeutic markets in which we have limited experience and expertise. If we are unable to develop this expertise ourselves, we will need to enter into agreements with one or more biotechnology or pharmaceutical companies to provide us with the necessary resources and experience for the development and commercialization of products in these markets. In particular, we intend to seek a partnership with a pharmaceutical or biotechnology company to further advance the development and commercialization of TELCYTA. There are a limited number of companies with the resources necessary to develop our future products commercially, and we may be unable to attract any of these firms. The current credit and financial market conditions could also impact our ability to find a collaborator for our development programs. A company that has entered into a collaboration agreement with one of our competitors may choose not to enter into a collaboration agreement with us. We may not be able to negotiate a collaboration agreement on acceptable terms or at all. If we are not able to establish collaborative arrangements, we may have to reduce or delay further development of some of our programs and/or increase our expenditures and undertake the development activities at our own expense. If we elect to increase our expenditures to fund our development programs, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

In addition, there have been a significant number of recent business combinations among biotechnology and pharmaceutical companies that have reduced the number of potential future collaborators that would be willing to enter into a collaboration agreement with us. If business combinations involving potential collaborators continue to occur, our ability to find a collaborative partner could be diminished, which could result in the termination or delay in one or more of our product candidate development programs.

**We will depend on collaborative arrangements to complete the development and commercialization of some of our product candidates. These collaborative arrangements may place the development of our product candidates outside of our control, may require us to relinquish important rights or may otherwise not be on terms favorable to us.**

We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates. Dependence on collaborative arrangements will subject us to a number of risks. We may not be able to control the amount and timing of resources our collaborative partners may devote to the product candidates. Our collaborative partners may experience financial difficulties. Should a collaborative partner fail to develop or commercialize a compound or product candidate to which it has rights from us, we may not receive any future milestone payments and will not receive any royalties for that compound or product candidate. Business combinations or significant changes in a collaborative partner's business strategy may also adversely affect a partner's willingness or ability to complete its obligations under an arrangement. If we fail to enter into additional collaborative agreements on favorable terms, our business, financial condition and results of operations could be materially adversely affected.

Some of our collaborations are for early stage programs and allow partners significant discretion in electing whether to pursue any of the planned activities. We do not anticipate significant revenues to result from these relationships until the collaborator has advanced product candidates into clinical trials, which will not occur for several years, if at all. These arrangements are subject to numerous risks, including the right of the collaboration partner to control the timing of the research and development efforts, the advancement of lead product candidates to clinical trials and the commercialization of product candidates. In addition, a collaborative partner could independently move forward with a competing lead candidate developed either independently or in collaboration with others, including our competitors.

**If we are unable to raise adequate funds in the future, we will not be able to continue to fund our operations, research programs, preclinical testing and clinical trials to develop and manufacture our drug product candidates.**

The process of carrying out the development of our own unpartnered product candidates to later stages of development and developing other research programs to the stage that they may be partnered to a pharmaceutical or biotechnology company will require significant additional expenditures, including the expenses associated with preclinical testing, clinical trials and obtaining regulatory approval. We believe that our existing cash and investment securities will be sufficient to support our current operating plan until mid-2011. Unanticipated changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will require substantial additional financing to fund our operations in the future. We do not know whether additional financing will be available when needed or that, if available, we will be able to obtain financing on terms favorable to our stockholders. In addition, the recent tightening of credit markets and concerns regarding the availability of credit, particularly in the United States, may also have negatively impacted our ability to raise additional capital to fund our business. As of December 31, 2009, our accumulated deficit was $503.6 million, and we expect to incur capital outlays and operating expenditures for the next several years as we continue our clinical, research and development activities. The extent of any actual increase in operating or capital spending will depend in part on the clinical success of our product candidates. If we fail to raise adequate funds on terms acceptable to us, if at all, we will not be able to continue to fund our operations, research programs, preclinical testing, clinical trials and manufacturing efforts.

**Our stock price has not met the minimum bid price for continued listing on the Nasdaq Global Market and may not meet the minimum bid price for continued listing on the Nasdaq Capital Market. Our ability to publicly or privately sell equity securities and the liquidity of our common stock could be adversely affected if we are delisted from Nasdaq or if we are unable to transfer our listing to another stock market.**

On September 19, 2008, we received a letter from the Nasdaq Listing Qualifications Department indicating that, for 30 consecutive business days, the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Marketplace Rule 5550(a)(2). The letter also stated that in accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), we were given 180 calendar days to regain compliance with this listing requirement, which may be accomplished if the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days. Subsequently, Nasdaq implemented temporary suspensions of the minimum bid price requirement, allowing us until January 4, 2010 to regain compliance. In December 2009, we applied for a transfer of the listing of our common stock to the Nasdaq Capital Market, as we met the initial inclusion criteria for the Nasdaq Capital Market, except for the bid price requirement. On January 5, 2010, we received notice from the Nasdaq Listing Qualifications Department that our application to transfer listing of our common stock from the Nasdaq Global Market to the Nasdaq Capital Market had been approved. The transfer was effective at the opening of the market on January 7, 2010. The notice stated that, in accordance with Listing Rule 5810(c)(3)(A), we are now provided an additional 180 day period, or until July 6, 2010, to regain compliance with the minimum bid price requirement. If we have not regained compliance at that time, Nasdaq will provide written notification that our securities will be delisted. Upon such notice, we may appeal this determination to the Hearings Panel. If we appeal the Nasdaq staff's determination, there can be no assurance that the appeal would be successful.

Delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

**We believe that our ability to compete depends, in part, on our ability to use our proprietary TRAP technology to discover new pharmaceutical products.**

TRAP, our proprietary drug discovery technology, is a relatively new drug discovery method that uses a protein panel of approximately 20 proteins selected for their distinct patterns of interacting with small molecules. This panel may lack essential types of interactions that we have not yet identified, which may result in our inability to identify active compounds that we could potentially develop into commercially viable drugs.

**The investment of our substantial cash balance and our investments in marketable debt securities are subject to risks, have resulted in a lack of liquidity which may cause losses and continue to affect the liquidity of these investments.**

At December 31, 2009, we had $12.9 million in cash, cash equivalents and restricted cash and $27.5 million in investments in marketable debt securities. We have historically invested these amounts in U.S. government agencies, municipal notes which may have an auction reset feature, corporate notes and bonds, commercial paper and money market funds meeting certain criteria. Certain of these investments are subject to general credit, liquidity, market and interest rate risks, which have been exacerbated by U.S. sub-prime mortgage defaults that have affected various sectors of the financial markets and caused credit and liquidity issues. These market risks associated with our investment portfolio may have an adverse effect on our operations, liquidity and financial condition.

As of December 31, 2009, $13.8 million (par value) of our investment portfolio was invested in corporate and municipal notes investments with an auction reset feature in the form of auction rate certificates and auction preferred stock, collectively known as auction rate securities, or ARS. Historically, the fair value of ARS investments approximated par value due to the frequent resets through the auction process. Beginning in late 2007, our securities invested in ARS failed to settle in scheduled auctions due to liquidity crises. An auction failure means that the parties wishing to sell securities could not make the sale, but does not result in the securities going into default because the issuer continues to pay interest. These investments are not liquid and their carrying amounts are impaired due to the adverse change in the corporate debt market. As a result, we have written-down the carrying amount of these investments and recognized a loss of approximately $3.4 million through December 31, 2009. If the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record additional impairment charges on these investments.

On November 10, 2008, we entered into an agreement with UBS AG and its affiliates, or UBS, whereby we received rights to sell all ARS held in our UBS account at par value to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012. In connection with our acceptance of UBS' offer to enter into that agreement, UBS made available to us "no net cost" loans, secured by our ARS, for up to 75% of the market value of our ARS, where interest payable on the loan does not exceed interest earned on our ARS. On December 31, 2008, we borrowed $8 million from UBS in accordance with such a secured, "no net cost" demand facility. On June 10, 2009, UBS elected to purchase a portion of our ARS under the Rights Agreement at par value of $4.9 million. Proceeds of the sale of our ARS were applied to repayment of the credit line leaving a balance of $3.1 million as of December 31, 2009. On February 12, 2010, UBS elected to repurchase a portion of our ARS under the Rights Agreement at par value of $4.0 million. $3.1 million of the proceeds from the sale of our ARS was applied to repay the remaining balance of the credit line. If we are unable to liquidate our remaining ARS to obtain funds when needed we may be unable to fund our operations. There can be no assurance as to the timing of when, or if, the market for ARS will recover in a manner that will allow us to receive a return of some or all of our principal or to meet our liquidity needs.

**Raising additional capital by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies or product candidates.**

We may seek to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves.

**It may be difficult for us to retain our current employees and identify, hire and retain future employees.**

Our future success depends in part upon our ability to attract and retain highly skilled personnel. Several factors could make it difficult for us to achieve this. Competition among numerous companies, academic and other research institutions for skilled personnel and experienced scientists may be intense and turnover rates high. The cost of living in the San Francisco Bay Area is high compared to other parts of the country, which could adversely affect our ability to compete for qualified personnel and increase our costs. Because of this competitive environment, we have encountered and may continue to encounter increasing difficulty attracting qualified personnel, particularly if our operations expand and the demand for these professionals increases.

In addition, we may have difficulty attracting and retaining personnel as a result of having carried out three workforce reductions since 2007, the most recent of which was completed in February 2009. We cannot assure you that future reductions or adjustments of our workforce will not be made or that issues, such as voluntary departures by some employees, associated with such reductions will not recur. These circumstances could significantly impede the achievement of our business objectives.

**If our competitors develop and market products that are more effective than our product candidates or any products that we may develop, or obtain marketing approval before we do, our commercial opportunity will be reduced or eliminated.**

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Some of the drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the United States and abroad. Our competitors may develop new screening technologies and may utilize discovery techniques or partner with collaborators in order to develop products more rapidly or successfully than we or our collaborators are able to do.

Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures, licensing arrangements or other collaborations. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

Our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us or which would render our technology and potential drugs obsolete and noncompetitive. In addition, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than us or our collaborators. Any drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, may not be able to compete successfully with our competitors' existing products or product candidates under development or may not obtain regulatory approval in the United States or elsewhere.

**If we do not obtain regulatory approval to market products in the United States and foreign countries, we or our collaborators will not be permitted to commercialize our product candidates.**

Even if we are able to achieve success in our preclinical testing, we, or our collaborators, must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of our product candidates in humans before they can be approved for commercial sale. Failure to obtain regulatory approval will prevent commercialization of our product candidates.

The pharmaceutical industry is subject to stringent regulation by a wide range of regulatory authorities. We cannot predict whether regulatory clearance will be obtained for any product candidate that we are developing or hope to develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years and depends on the type, complexity and novelty of the product candidate and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in humans, we, or our collaborators, must submit and receive approval from the FDA of an IND application. We must comply with FDA "Good Laboratory Practices" regulations in our preclinical studies. Clinical trials are subject to oversight by Institutional Review Boards, or IRBs, of participating clinical sites and the FDA and:

- must be conducted in conformance with the FDA regulations;
- must meet requirements for IRB approval;
- must meet requirements for informed consent;
- must meet requirements for Good Clinical Practices;
- may require large numbers of participants; and
- may be suspended by us, our collaborators or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of these trials. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

Before receiving FDA clearance to market a product candidate, we, or our collaborators must demonstrate that the product candidate is safe and effective in the patient population that will be treated. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated, a program to be terminated and could delay approval. We typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to perform data collection and analysis. As a result, we may face additional delaying factors outside our control. In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy or interpretation during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance of a product candidate is granted, this clearance will be limited to those disease states and conditions for which the product candidate is demonstrated through clinical trials to be safe and efficacious, which could limit our market opportunity. Furthermore, product approvals, once granted, may be withdrawn if problems occur after initial marketing. We cannot ensure that any product candidate developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance. Regulatory clearance may also contain requirements for costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate. If problems occur after initial marketing, such as the discovery of previously unknown problems with our product candidates, including unanticipated adverse events or adverse events of unanticipated severity or frequency, or manufacturer or manufacturing issues, marketing approval can be withdrawn.

Outside the United States, the ability to market a product depends on receiving a marketing authorization from the appropriate regulatory authorities. Most foreign regulatory approval processes include all of the risks associated with FDA clearance described above and some may include additional risks.

**As our product programs advance, we may need to hire additional scientific and management personnel. Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel.**

Our success depends in part on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, scientists and companies in the face of intense competition for such personnel. As we plan for additional advanced clinical trials, including Phase 2 and Phase 3, we may also need to expand our clinical development personnel. If we lose the services of Dr. Wick or any of our other key personnel, our research and development efforts could be seriously and adversely affected. We have generally entered into consulting or other agreements with our scientific and clinical collaborators and advisors. We do not carry key person insurance that covers Dr. Wick or any of our other key employees.

**If we or our licensees cannot obtain and defend our respective intellectual property rights, or if our product candidates, technologies or any products that we may develop are found to infringe patents of third parties, we could become involved in lengthy and costly legal proceedings that could adversely affect our business.**

Our success will depend in a large part on our own and our licensees' ability to obtain and defend patents for each party's respective technologies and the compounds and other products, if any, resulting from the application of these technologies. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. As a result, the degree of future protection for our proprietary rights is uncertain, and we cannot assure you that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our pending patent applications will result in issued patents;
- any patents issued to us or our collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;
- any of our issued patents will be valid or enforceable; or
- we will develop additional proprietary technologies that are patentable.

Accordingly, we cannot predict the breadth of claims allowed in our or other companies' patents.

For TRAP, we hold patents in the United States that will expire between 2014 and 2015. For TELCYTA, we hold compound patents in the United States and internationally that will expire in 2013 and 2014. For TELINTRA, we hold compound patents in the United States and internationally that will expire in 2014. We can generally apply for patent term extensions on the patents for TELCYTA and TELINTRA when and if marketing approvals for these compounds are obtained in the relevant countries. In foreign countries, these extensions are available only if approval is obtained before the patent expires, but in the United States, extensions are available even if approval is obtained after the patent would expire normally through a system of interim extensions until approval.

Our success will also depend, in part, on our ability to operate without infringing the intellectual property rights of others. We cannot assure you that our activities will not infringe patents owned by others. As of the date of this Annual Report on Form 10-K, we have not received any communications with the owners of related patents alleging that our activities infringe their patents. However, if our product candidates, technologies or any products that we may develop are found to infringe patents issued to third parties, the manufacture, use and sale of any products that we may develop could be enjoined, and we could be required to pay substantial damages. In addition, we may be required to obtain licenses to patents or other proprietary rights of third parties. We cannot assure you that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. Failure to obtain such licenses could negatively affect our business.

Others may have filed and in the future may file patent applications covering small molecules or therapeutic products that are similar to ours. We cannot assure you that our patent applications will have priority over patent applications filed by others. Any legal action against us or our collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we, or our collaborators, would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, and we may not be successful in any such litigation.

In addition, we could incur substantial costs and use of our key employees' time and efforts in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits, and we cannot predict whether we would be able to prevail in any of these suits.

Furthermore, some of our patents and intellectual property rights are owned jointly by us and our collaborators. While there are legal and contractual restraints on the rights of these joint owners, they may use these patents and other intellectual property in ways that may harm our business. We may not be able to prevent this type of use.

We also rely on trade secrets to protect technology, including aspects of our TRAP technology, where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If the identity of specific proteins or other elements of our TRAP technology become known, our competitive advantage in drug discovery could be reduced.

Many of our collaborators and scientific advisors have publication and other rights to certain information and data gained from their collaborations and research with us. Any publication or other use could limit our ability to secure intellectual property rights or impair any competitive advantage that we may possess or realize by maintaining the confidentiality of that information or data.

**If we are unable to enter into or maintain existing contracts with third parties to manufacture our product candidates or any products that we may develop in sufficient quantities and at an acceptable cost, clinical development of product candidates could be delayed and we may be unable to meet demand for any products that we may develop and lose potential revenue.**

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We expect to continue to rely on third parties for the manufacture of our product candidates and any products that we may develop. We currently lack the resources and capability to manufacture any of our product candidates on a clinical scale or any products that we may develop on a commercial scale. As a result, we will be dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of our product candidates and any products that we may develop. Our product candidates and any products that we may develop may be in competition with other product candidates and products for access to these manufacturing facilities. For this and other reasons, our collaborators or third parties may not be able to manufacture our product candidates and products in a cost effective or timely manner. While we currently possess sufficient inventory of TELCYTA and TELINTRA that are stored in multiple locations and an additional, substantial quantity of the active ingredient in TELCYTA, if these inventories are lost or damaged, the clinical development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver any products that we may develop on a timely basis could be impaired or precluded.

We are currently dependent on a single source of supply of the active ingredient in TELCYTA, AMRI. We currently depend upon two sources for the drug product manufacture of TELCYTA.

We presently depend upon one source of supply, Isochem, for clinical quantities of the active ingredient in TELINTRA. We currently depend upon one source, Patheon, for the manufacture of TELINTRA tablets. While we are evaluating potential alternative sources of these materials, we have no such alternative sources that are immediately available.

If manufacturing is not performed in a timely manner, if our suppliers fail to perform or if our relationships with our suppliers or manufacturers should terminate, our clinical trials and commercialization of TELCYTA and TELINTRA could be delayed. We may not be able to enter into or maintain any necessary third-party manufacturing arrangements on acceptable terms, if at all. Our current dependence upon others for the manufacture of our product candidates and our anticipated dependence upon others for the manufacture of any products that we may develop may adversely affect our future profit margins and our ability to commercialize any products that we may develop on a timely and competitive basis.

**Working capital constraints may force us to delay our efforts to develop certain product candidates in favor of developing others, which may prevent us from commercializing all product candidates as quickly as possible.**

Because we have limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development budget. As a result, we may have to prioritize development candidates and may not be able to fully realize the value of some of our product candidates in a timely manner, as they will be delayed in reaching the market, if at all.

**If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates and any products that we may develop.**

The testing and marketing of medical products entail an inherent risk of product liability. Although we are not aware of any historical or anticipated product liability claims or specific causes for concern, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates and any products that we may develop. In addition, product liability claims may also result in withdrawal of clinical trial volunteers, injury to our reputation and decreased demand for any products that we may commercialize. We currently carry product liability insurance that covers our clinical trials up to a $10 million annual aggregate limit. We will need to increase the amount of coverage if and when we have a product that is commercially available. If we are unable to obtain sufficient product liability insurance at an acceptable cost, potential product liability claims could prevent or inhibit the commercialization of any products that we may develop, alone or with corporate partners.

**If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.**

Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials, chemicals and various radioactive compounds, and are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. We currently have insurance applying to various types of biological and pollution exposures for a total amount of $350,000 in coverage. However, in the event of contamination or injury, we could be held liable for damages that result from our use of hazardous materials, and any liability could significantly exceed our coverage and resources.

**We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.**

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

- establishing a classified board of directors requiring that members of the board be elected in different years, which lengthens the time needed to elect a new majority of the board;
- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;
- prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;
- limiting the ability of stockholders to call special meetings of the stockholders;
- prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing 90 to 120 day advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

**We adopted a stockholder rights plan that may discourage, delay or prevent a merger or acquisition that is beneficial to our stockholders.**

In November 2001, our board of directors adopted a stockholder rights plan that may have the effect of discouraging, delaying or preventing a merger or acquisition that is beneficial to our stockholders by diluting the ability of a potential acquiror to acquire us. Under the plan, except under certain circumstances, if a person or group acquires 20% or more of our outstanding common stock, or 10 business days after a person or group commences or announces a tender or exchange offer for 20% or more of our outstanding common stock, that person or group becomes an "Acquiring Person", and the rights (except those rights held by the Acquiring Person) would generally become exercisable for shares of our common stock at a discount. In May 2006, we amended the stockholder rights plan to exclude Eastbourne Capital Management, L.L.C. and certain related persons and entities, collectively Eastbourne, from the definition of Acquiring Person so long as neither Eastbourne nor its affiliates or associates, either individually or in the aggregate, becomes the beneficial owner of 25% or more of the common stock then outstanding. On December 11, 2006, the plan was further amended to increase this threshold to 30% with respect to Eastbourne. Because the potential acquiror's rights would not become exercisable for our shares of common stock at a discount, the potential acquiror would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur

**Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.**

Additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances and corporate partnering transactions, could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop. Substantially all of our outstanding shares of common stock were freely tradable and, in limited cases, subject to certain volume, notice and manner of sale restrictions under Rule 144 of the Securities Act of 1933.

**If we do not progress in our programs as anticipated, our stock price could decrease.**

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Our estimates are based on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If milestones are not achieved when we estimated that they would be, investors could be disappointed, and our stock price may decrease.

**Our stock price may be volatile, you may not be able to resell your shares at or above your purchase price.**

Our stock prices and the market prices for securities of biotechnology companies in general have been highly volatile, with recent significant price and volume fluctuations, and may continue to be highly volatile in the future. For example, our stock price dropped by 71% on the day following the announcement in December 2006 that the preliminary top-line results of our first three Phase 3 trials did not meet primary end-points. During the twelve months ended December 31, 2009, our common stock traded between $0.27 and $1.40, and on December 31, 2009, our common stock closed at $0.78. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active or the volume is low. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock, some of which are beyond our control:

- developments regarding, or the results of, our clinical trials;
- announcements of technological innovations or new commercial products by our competitors or us;
- developments concerning proprietary rights, including patents;
- developments concerning our collaborations;
- publicity regarding actual or potential medical results relating to products under development by our competitors or us;
- regulatory developments in the United States and foreign countries;
- litigation;
- economic and other external factors or other disaster or crisis; or
- period-to-period fluctuations in our financial results.

**We have been, and in the future may be, subject to securities class action lawsuits and shareholder derivative actions. These, and potential similar or related litigation, could result in substantial damages and may divert management's time and attention from our business.**

Beginning on June 6, 2007, a series of putative securities class action lawsuits were commenced in the United States District Courts for the Southern District of New York and the Northern District of California, naming as defendants Telik, Inc. and certain of our current officers, one of whom is also a director. The complaints filed in the Southern District of New York, which were consolidated and amended in 2007, also name as defendants the underwriters of our November 2003 and/or January 2005 stock offerings. Plaintiffs in the Northern District of California subsequently voluntarily dismissed their complaints without prejudice. The complaints alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 arising out of the issuance of allegedly false and misleading statements about our business and prospects, including the efficacy, safety and likelihood of success of our product candidate TELCYTA. The allegations of the consolidated amended complaint were similar, but more narrow than the original complaints. Plaintiffs sought unspecified damages and injunctive relief on behalf of purchasers of our common stock during the period between March 27, 2003 and June 4, 2007, including purchasers in the January 2005 stock offering.

In January 2008, the parties to the securities class action reached an agreement in principle to settle the claims, the settlement to be funded primarily by proceeds from insurance. In October 2008, the court entered a final judgment approving the settlement and resolving all class claims. Although the parties settled the class action claims and the court entered a final order approving the settlement, the order is the subject of a *pro se* appeal by an unaffiliated, individual shareholder.

We may in the future be the target of securities class action or shareholder derivative claims. Any such action or claims could result in substantial damages and may divert management's time and attention from our business.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 2. Properties.**

Our facility consists of approximately 92,000 square feet of research and office space located at 3165 Porter Drive in Palo Alto, California. The term of this lease is approximately 11.5 years, commencing in January 2003 and terminating in May 2014 with an option to extend the lease term for a period of five years. In general, our facility is in good condition and is currently operating at an average capacity of approximately 26% due to our restructuring.

**Item 3. Legal Proceedings.**

Beginning on June 6, 2007, a series of putative securities class action lawsuits were commenced in the United States District Courts for the Southern District of New York and the Northern District of California, naming as defendants Telik, Inc., and certain of our current officers, one of whom is also a director. The complaints filed in the Southern District of New York, which were consolidated and amended in 2007, also name as defendants the underwriters of our November 2003 and/or January 2005 stock offerings. Plaintiffs in the Northern District of California subsequently voluntarily dismissed their complaints without prejudice. The complaints alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 arising out of the issuance of allegedly false and misleading statements about our business and prospects, including the efficacy, safety and likelihood of success of our product candidate TELCYTA. The allegations of the consolidated amended complaint were similar, but more narrow than the original complaints. Plaintiffs sought unspecified damages and injunctive relief on behalf of purchasers of our common stock during the period between March 27, 2003 and June 4, 2007, including purchasers in the January 2005 stock offering.

In January 2008, the parties to the securities class action reached an agreement in principle to settle the claims, the settlement to be funded primarily by proceeds from insurance. In October 2008, the court entered a final judgment approving the settlement and resolving all class claims.

Although the parties were able to settle the class action claims and the court entered a final order approving the settlement, the order is the subject of a *pro se* appeal by an unaffiliated, individual shareholder.

## PART II

### Item 5. Market for Registrant's Common Equity, and Related Stockholder Matters and Issuer Purchases of Equity Securities.

### Market for Our Common Stock

We transferred listing of our common stock from The Nasdaq Global Market to The Nasdaq Capital Market on January 7, 2010 and continues to trade under the symbol "TELK". The following table sets forth the high and low sales prices for our common stock for each quarterly period within the two most recent fiscal years.

| | High | Low |
|---|---|---|
| **2009** | | |
| Quarter ended March 31, 2009 | $0.56 | $0.27 |
| Quarter ended June 30, 2009 | $1.40 | $0.40 |
| Quarter ended September 30, 2009 | $1.25 | $0.65 |
| Quarter ended December 31, 2009 | $1.02 | $0.69 |
| **2008** | | |
| Quarter ended March 31, 2008 | $3.65 | $1.80 |
| Quarter ended June 30, 2008 | $2.74 | $1.18 |
| Quarter ended September 30, 2008 | $1.29 | $0.52 |
| Quarter ended December 31, 2008 | $0.61 | $0.16 |

*Nasdaq stock listing compliance status*

On September 19, 2008, we received notification from Nasdaq informing us that the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Marketplace Rule 5550(a)(2) and giving us 180 days to regain compliance. Nasdaq subsequently implemented temporary suspensions of the minimum bid price requirement, allowing us until January 4, 2010 to regain compliance. In December 2009, we applied for a transfer of the listing of our common stock to the Nasdaq Capital Market, as we met certain initial inclusion criteria. On January 5, 2010, we received notice from the Nasdaq Listing Qualifications Department that our application to transfer listing of our common stock from the Nasdaq Global Market to the Nasdaq Capital Market had been approved. The transfer was effective at the opening of the market on January 7, 2010. In accordance with Listing Rule 5810(c)(3)(A), we now have an additional 180 day period, or until July 6, 2010, to regain compliance with the minimum bid price requirement.

As of February 22, 2010, there were 86 stockholders of record of our common stock. We have never paid our stockholders cash dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business. Any future determination to pay dividends will be at the discretion of our board of directors.

**Performance Graph**

The following graph shows the total stockholder return of an investment of $100 in cash on December 31, 2004 for: (i) the Company's Common Stock; (ii) the Nasdaq U.S. Index; and (iii) the Nasdaq Pharmaceutical Stocks Index. All values assume reinvestment of the full amount of all dividends and are calculated as of the last stock trading day of each year:


200
150
100
50
0
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Nasdaq US Indexed
Nasdaq Pharmaceutical Stocks Indexed
Telik, Inc.

| | December 31, 2004 | December 30, 2005 | December 29, 2006 | December 31, 2007 | December 31, 2008 | December 31, 2009 |
|---|---|---|---|---|---|---|
| Telik, Inc. | $100 | $ 89 | $ 23 | $ 18 | $ 2 | $ 4 |
| Nasdaq U.S. Index | 100 | 102 | 112 | 122 | 59 | 84 |
| Nasdaq Pharmaceutical Stocks Index | 100 | 110 | 108 | 113 | 105 | 119 |

Source: Nasdaq.net. The information under "Performance Graph" is not deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended and is not to be incorporated by reference in any filing of Telik under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this annual report on Form 10-K and irrespective of any general incorporation language in those filings.

## Item 6. Selected Financial Data.

The following selected historical information has been derived from the audited financial statements of Telik and should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results of operations to be expected in the future.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (In thousands, except per share amounts) | | | | |
| **Statement of Operations Data:** | | | | | |
| Contract revenue from collaborations | $ — | $ — | $ — | $ — | $ 19 |
| Operating costs and expenses: | | | | | |
| Research and development | 12,723 | 23,952 | 43,032 | 71,522 | 71,345 |
| General and administrative | 10,810 | 10,560 | 15,941 | 16,288 | 11,278 |
| Restructuring costs | 951 | 196 | 1,356 | — | — |
| Total operating costs and expenses | 24,484 | 34,708 | 60,329 | 87,810 | 82,623 |
| Loss from operations | (24,484) | (34,708) | (60,329) | (87,810) | (82,604) |
| Interest income and other, net | 791 | 2,945 | 5,114 | 8,186 | 7,062 |
| Net loss | $ (23,693) | $ (31,763) | $ (55,215) | $ (79,624) | $ (75,542) |
| Basic and diluted net loss per share | $ (0.44) | $ (0.60) | $ (1.05) | $ (1.52) | $ (1.47) |
| Shares used to calculate basic and diluted net Loss per share | 53,371 | 53,177 | 52,542 | 52,271 | 51,249 |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (In thousands) | | | | |
| **Balance Sheet Data:** | | | | | |
| Cash, cash equivalents, investments and restricted Investments | $ 40,400 | $ 63,469 | $ 93,233 | $ 141,665 | $ 205,643 |
| Working capital | 39,221 | 48,778 | 69,410 | 120,845 | 187,276 |
| Total assets | 46,153 | 75,413 | 98,528 | 149,214 | 213,346 |
| Current portion of capital lease obligations and loans | 3,101 | — | — | 440 | 901 |
| Non-current portion of capital lease obligations, loans and long-term liabilities | — | 8,000 | — | — | 145 |
| Accumulated deficit | (503,585) | (479,892) | (448,129) | (392,914) | (313,290) |
| Total stockholders' equity | 40,934 | 62,372 | 87,319 | 132,622 | 194,525 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

### Overview

Telik is engaged in the discovery and development of small molecule drugs. Our business strategy is to advance our product candidates through Phase 2 clinical studies, and to enter into a partnership with a pharmaceutical or biotechnology company to assist in further development and commercialization, license product candidates outside our therapeutic focus, and identify and develop additional drug product candidates.

We have incurred net losses since inception and expect to incur losses for the next several years as we continue our research and development activities. During the year ended December 31, 2009, loss from operations was $24.5 million and net loss was $23.7 million. Net cash used in operations for the year ended December 31, 2009 was $24.1 million and net cash, cash equivalents, investments and restricted investments at December 31, 2009 were $40.4 million. As of December 31, 2009, we had an accumulated deficit of $503.6 million.

Our expenses have consisted primarily of those incurred for research and development and general and administrative costs associated with our operations. The process of carrying out the development of our product candidates to later stages of development and our research programs may require significant additional research and development expenditures, including for preclinical testing and clinical trials, as well as for manufacturing development efforts and obtaining regulatory approval. We outsource our clinical trials and our manufacturing development activities to third parties to maximize efficiency and minimize our internal overhead. To date, we have funded our operations primarily through the sale of equity securities, and from non-equity payments from collaborative partners.

We are subject to risks common to biopharmaceutical companies, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, enforcement of patent and proprietary rights, the need for future capital, potential competition, use of hazardous materials and retention of key employees. In order for a product to be commercialized, it will be necessary for us to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, obtain market acceptance and, in many cases, obtain adequate reimbursement from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

In February 2009, we implemented a restructuring plan to further reduce our operating expenses and to streamline our infrastructure to focus on our most advanced preclinical and clinical development programs. As a result of the restructuring plan we reduced our workforce by 37 positions and recorded a charge of approximately $1.0 million for the year ended December 31, 2009, which primarily includes employee severance, payroll taxes and other personnel-related costs. As a result of our restructuring plan, we believe our existing cash resources will be sufficient to satisfy our current operating plan until mid-2011. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will require substantial additional financing to fund our operations in the future.

We expect that our quarterly and annual results of operations will fluctuate for the foreseeable future due to several factors, including the timing and extent of our research and development efforts and the outcome of our clinical trial activities. The successful development of our products is uncertain. As such, an accurate prediction of future operating results is difficult or impossible.

*Clinical Product Development*

TELINTRA, our current drug product candidate in clinical development, is a small molecule glutathione analog inhibitor of the enzyme glutathione S-transferase P1-1. We are developing TELINTRA for the treatment of blood disorders associated with low blood cell levels, such as neutropenia or anemia. In May 2008, we initiated two Phase 2 clinical trials of TELINTRA tablets, one for the treatment of patients with MDS and the other for the treatment of CIN in patients with locally advanced or metastatic non-small cell lung cancer receiving first-line chemotherapy. In the second quarter of 2009, we initiated a Phase 2 randomized study in SCN to determine the effect of TELINTRA tablets on absolute neutrophil count in patients with this disease and we discontinued the trial for CIN to focus resources on the development of TELINTRA tablets in MDS and hematologic malignancies. The trial for MDS completed enrollment of 86 patients. The trial for SCN is intended to enroll a total of 20 patients. In the fourth quarter of 2009, we initiated a Phase 1 dose-ranging study of TELINTRA tablets in combination with Lenalidomide in patients with MDS. We expect to enroll up to 30 patients for this study.

TELCYTA, our first product candidate, is a small molecule cancer drug product candidate designed to be activated in cancer cells. TELCYTA has shown clinical antitumor activity alone and in combination with standard chemotherapeutic agents in multiple Phase 2 clinical trials in refractory or resistant ovarian, non-small cell lung, breast and colorectal cancer. In addition, TELCYTA demonstrated clinical activity in two Phase 2 trials in combination regimens as first line treatment in patients with Stage IIIb or IV non-small cell lung cancer.

We have completed multiple Phase 1, Phase 2 and Phase 3 clinical trials with TELCYTA alone and in combination with standard chemotherapy drugs. These trials were conducted in refractory ovarian and non-small cell lung cancer. The Phase 3 trials did not achieve their primary endpoints. At the ASCO meeting in June 2009, we reported results of the trial comparing treatment with Doxil alone and TELCYTA plus Doxil in platinum refractory ovarian cancer in which a sub-set of patients with platinum refractory disease demonstrated a statistically significant improvement in progression free survival when treated with the combination containing TELCYTA as compared to Doxil alone. In addition, we published in a peer reviewed publication the results of a Phase 2 multicenter trial treating previously untreated lung cancer patients for the first time with carboplatin, paclitaxel and TELCYTA followed by TELCYTA maintenance that demonstrated a statistically significant improvement in the group of patient undergoing TELCYTA maintenance. We plan to seek a partnership with a pharmaceutical or biotechnology company to advance the development and potential commercialization of TELCYTA.

*Preclinical Drug Product Development*

*TLK60404—Aurora Kinase/VEGFR Inhibitors*

We have a small molecule compound inhibiting both Aurora kinase and VEGFR kinase. Aurora kinase is a signaling enzyme whose function is required for cancer cell division, while VEGF plays a key role in tumor blood vessel formation, ensuring an adequate supply of nutrients to support tumor growth. The lead compounds of our first dual inhibitor program met a development milestone in August 2008 by demonstrating anticancer activity in preclinical models of human colon cancer and human leukemia. These lead compounds prevented tumor growth in preclinical models of human colon cancer and human leukemia by inhibiting both Aurora kinase and VEGFR kinase. Our data support the concept that dual inhibition of Aurora kinase and VEGFR kinase represents a promising approach for anticancer therapy. A development drug product candidate, TLK60404, has been selected. We are conducting the required preclinical safety studies that if successful may support the potential filing of an IND application with the FDA.

*TLK60357—Antimitotic Agent*

Using our TRAP technology, we have discovered TLK60357, a novel, potent small molecule inhibitor of cell division. TLK60357 inhibits the formation of microtubules that are necessary for cancer cell growth leading to persistent cancer cell block and subsequent cell death at the G2/M cell cycle. This compound demonstrates potent broad-spectrum anticancer activity against a number of human cancer cells. This compound also displays oral efficacy in multiple, standard preclinical models of cancer. TLK60357 is currently being evaluated in preclinical safety studies.

*TLK60596—VEGFR Inhibitor*

TLK60596 is a small-molecule dual inhibitor of VEGFR1 and VEGFR2 kinase. VEGFR1/2 kinases are known to mediate the formation of new blood vessels in human cancers allowing them to grow. In standard animal models of human colon cancer, oral administration of TLK60596 significantly reduced tumor growth. TLK60596 is undergoing further preclinical assessment.

*TLK58747—Cytotoxic Small Molecule*

TLK58747 is a novel metabolically activated cytotoxic small molecule. TLK58747 induces apoptosis and G2/M, or cell division, cell cycle arrest in a broad array of human cancer cell lines including those not expressing GST P1-1. It has shown significant antitumor activity in human breast, pancreatic, brain and colon tumors in preclinical models of human cancer when administered either orally or by injection.

*Other*

We terminated our agreements with SRI International and ReceptorBio, Inc. in December 2009 and October 2009, respectively.

We discovered all of our drug product candidates using our proprietary technology, TRAP, which we believe enables the rapid and efficient discovery of small molecule drug product candidates. We expect to enter into collaborative arrangements with third parties, such as contract research organizations for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our products, particularly outside North America, or in disease areas requiring larger and longer clinical trials than cancer.

*Nasdaq Stock Listing Compliance Status*

On September 19, 2008, we received notification from Nasdaq informing us that the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Marketplace Rule 5550(a)(2) and giving us 180 days to regain compliance. Nasdaq subsequently implemented temporary suspensions of the minimum bid price requirement, allowing us until January 4, 2010 to regain compliance. In December 2009, we applied for a transfer of the listing of our common stock to the Nasdaq Capital Market, as we met certain initial inclusion criteria. On January 5, 2010, we received notice from the Nasdaq Listing Qualifications Department that our application to transfer listing of our common stock from the Nasdaq Global Market to the Nasdaq Capital Market had been approved. The transfer was effective at the opening of the market on January 7, 2010. In accordance with Listing Rule 5810(c)(3)(A), we now have an additional 180 day period, or until July 6, 2010, to regain compliance with the minimum bid price requirement.

*UBS Purchase Rights and Loan*

On November 10, 2008, we entered into an agreement with UBS AG and with its affiliates, or UBS, whereby we received rights, or the Right, to sell all our auction rate securities, or ARS, held in our UBS account at par value to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012. If we do not exercise the Right, the ARS will continue to accrue and pay interest as determined by the auction process or the terms specified in the prospectus of the ARS if the auction process fails. If the Right is not exercised on or before July 2, 2012, it will expire and UBS will have no further obligation to buy our ARS. UBS is also granted the right to purchase or sell our ARS at any time after acceptance of the Agreement until July 2, 2012, so long as we receive par value for the ARS. The Right is a nontransferable security registered with the SEC.

In connection with our acceptance of the offer to enter into the agreement, UBS has made available to us "no net cost" loans for up to 75% of the market value of our ARS, where interest payable on the loan does not exceed interest earned on our ARS. The loan is secured by our ARS. On December 31, 2008, we borrowed $8 million from UBS in accordance with such a secured, "no net cost" demand facility. On June 10, 2009, UBS repurchased a portion of our ARS under the Rights Agreement at par value of $4.9 million. Proceeds of the sale of our ARS were applied to repayment of the credit line leaving a balance of $3.1 million as of December 31, 2009. For the year ended December 31, 2009, interest paid on the loan was approximately $85,000 which was fully offset by interest earned on the pledged securities.

### Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an on-going basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements appearing at the end of this Annual Report on Form 10-K, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

*Fair Value Measurements*

We invest our excess cash in money market funds, cash deposits, debt instruments of the U.S. government agency securities, auction rate securities, or ARS, and corporate notes. In the current market environment, the assessment of the fair value of the debt securities can be difficult and subjective. Accounting Standards Codification, or ASC, 820, "*Fair Value Measurements and Disclosure*", establishes three levels of inputs that may be used to measure fair value The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 Quoted prices in active markets for identical assets or liabilities;

Level 2 Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The determination of fair value for Level 3 instruments requires the most management judgment and subjectivity.

We have used Level 3 assumptions to estimate our ARS investments. Since the auctions for our ARS have continued to fail, these investments are not currently trading and therefore do not have a readily determinable market value. Accordingly, the estimated fair value of the ARS no longer approximates par value. Our ARS are held by UBS, one of our investment providers. On November 10, 2008, we accepted an offer, the "Right", from UBS entitling us to sell our auction-rate securities originally purchased from UBS at par value at anytime during a two-year period from June 30, 2010 through July 2, 2012. We value this put option using a discounted cash flow model based on Level 3 assumptions. The assumptions used in valuing the ARS and the put option include estimates of, based on data available as of December 31, 2009, interest rates, timing and amount of cash flows, credit and liquidity premiums, expected holding periods of the ARS, loan rates per the UBS Rights offering and bearer risk associated with UBS's financial ability to repurchase the ARS beginning June 30, 2010. Given the current market environment, these assumptions are volatile and subject to change, and therefore could result in significant changes to the fair value of ARS. We intend to exercise the Right from UBS on June 30, 2010 and as a result has classified these ARS as trading securities and recorded under short-term investments as of December 31, 2009. See Note 4 to the Financial Statements for additional information.

*Stock-Based Compensation Expense*

We used the fair value method under ASC 718, *"Compensation—Stock Compensation"* to account for share-based payment awards following the modified prospective method of adoption which provided for certain changes to the method for valuing stock-based compensation. Under ASC 718, employee stock-based compensation is estimated at the date of grant based on the employee stock award's fair value using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period in a manner similar to other forms of compensation paid to employees. The Black-Scholes option-pricing model requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of the expected volatility of the market price of our stock and the expected term of the award. From January 1, 2007 to June 30, 2008, a blended rate of 50% historical volatility and 50% implied volatility was used to determine our expected stock-price volatility since we had sufficient market activity existed with respect to our traded options during such period. For the period from July 1, 2008 to December 31, 2009, the expected volatility was based solely on historical volatility as there was insufficient traded option activity resulting from our declining stock price. The expected term of options granted is based on the simplified method in accordance with the SEC Staff Accounting Bulletin, or SAB, Topic 14.D.2, as our historical share option exercise experience does not provide a reasonable basis for estimation. SAB Topic 14.D.2 was effective on January 1, 2008 and provided guidance to issuers on the method allowed in developing estimates of expected term of "plain vanilla" share options in accordance with ASC 718. SAB Topic 14.D.2 allows companies to continue to use the simplified method, under certain circumstances, beyond December 31, 2007. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We adjusted our forfeiture rate to reflect actual historical and expected cancellations of unvested options due to employee attrition. We increased our forfeiture rates from 14.0% in 2007 to 15.7% in 2008 and 2009. See also Note 8, *"Stockholders' Equity,"* in the Notes to Financial Statements for further information.

If factors change and we develop different assumptions in the application of ASC 718 in future periods, the compensation expense that we record may differ significantly from what we have recorded in the current period.

*Research and Development Expenses*

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third-party contract research organizations, and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the on-going development of our product candidates. The financial terms of these contracts are subject to negotiation and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed during a given period of time over the life of the individual study in accordance with agreements established with third-party contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and third-party service providers of the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services in each agreement. These estimates may or may not match the actual services performed by the third-party organizations as measured by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods. Conversely, over estimation of activity levels could result in accrued expenses being reversed in future periods.

*Use of Estimates*

In preparing our financial statements to conform with GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results may differ from these estimates.

## Results of Operations

*Revenues*

We had no collaborative research agreements in 2009, 2008 and 2007 and currently do not expect to record any revenue in the next twelve months. Future non-product revenues, if any, will depend upon the extent to which we enter into new collaborative research agreements and the amounts of payments relating to such agreements.

*Research and Development Expenses*

Research and development expenses for the years ended December 31, 2009, 2008 and 2007 were $12.7 million, $24.0 million and $43.0 million. Our research and development activities consist primarily of drug development, clinical supply manufacturing, clinical activities, discovery research, screening and identification of product candidates and preclinical studies. We group these activities into two major categories: "research and preclinical" and "clinical development."

The costs associated with research and preclinical and clinical development activities approximate the following:

| | Years Ended December 31, | | | Annual Percent Change | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2009/2008 | 2008/2007 |
| | (in thousands, except percentages) | | | | |
| Research and preclinical | $ 4,303 | $14,012 | $17,822 | (69)% | (21)% |
| Clinical development | 8,420 | 9,940 | 25,210 | (15)% | (61)% |
| Total research and development | $12,723 | $23,952 | $43,032 | (47)% | (44)% |

Total research and development expenses for the year ended December 31, 2009 decreased by 47%, or $11.2 million, compared to the same period in 2008 primarily due to the following:

- decreased costs of approximately $7.8 million in connection with headcount reduction as a result of our February 2009 restructuring and reduced research activities;
- lower stock-based compensation expense of approximately $3.3 million primarily due to lower headcount associated with fewer outstanding options vested;
- reduced expenses of approximately $1.1 million as Phase 3 clinical trial study activities in our ASSIST-1, ASSIST-2, ASSIST-3 and ASSIST-5 were completed;

party contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and third-party service providers of the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services in each agreement. These estimates may or may not match the actual services performed by the third-party organizations as measured by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods. Conversely, over estimation of activity levels could result in accrued expenses being reversed in future periods.

*Use of Estimates*

In preparing our financial statements to conform with GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results may differ from these estimates.

## Results of Operations

*Revenues*

We had no collaborative research agreements in 2009, 2008 and 2007 and currently do not expect to record any revenue in the next twelve months. Future non-product revenues, if any, will depend upon the extent to which we enter into new collaborative research agreements and the amounts of payments relating to such agreements.

*Research and Development Expenses*

Research and development expenses for the years ended December 31, 2009, 2008 and 2007 were $12.7 million, $24.0 million and $43.0 million. Our research and development activities consist primarily of drug development, clinical supply manufacturing, clinical activities, discovery research, screening and identification of product candidates and preclinical studies. We group these activities into two major categories: "research and preclinical" and "clinical development."

The costs associated with research and preclinical and clinical development activities approximate the following:

| | Years Ended December 31, | | | Annual Percent Change | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2009/2008 | 2008/2007 |
| | (in thousands, except percentages) | | | | |
| Research and preclinical | $ 4,303 | $14,012 | $17,822 | (69)% | (21)% |
| Clinical development | 8,420 | 9,940 | 25,210 | (15)% | (61)% |
| Total research and development | $12,723 | $23,952 | $43,032 | (47)% | (44)% |

Total research and development expenses for the year ended December 31, 2009 decreased by 47%, or $11.2 million, compared to the same period in 2008 primarily due to the following:

- — decreased costs of approximately $7.8 million in connection with headcount reduction as a result of our February 2009 restructuring and reduced research activities;
- — lower stock-based compensation expense of approximately $3.3 million primarily due to lower headcount associated with fewer outstanding options vested;
- — reduced expenses of approximately $1.1 million as Phase 3 clinical trial study activities in our ASSIST-1, ASSIST-2, ASSIST-3 and ASSIST-5 were completed;

— decreased costs of approximately $413,000 as our TELCYTA Phase 2 combination trials in ovarian and lung cancer were completed and approximately $162,000 due to completion of Phase 1-2a TELINTRA oral formulation clinical trials for MDS. These reductions were offset by increased expenses of approximately $1.1 million for ongoing Phase 2 clinical trials of TELINTRA tablets; and

— increased expenses of approximately $849,000 for TLK58747-Cytotoxic Small Molecule and TLK60404-Aurora Kinase preclinical development programs.

Stock-based compensation expense included in research and development expenses for the years ended December 31, 2009 and 2008 were $420,000 and $3.7 million.

Total research and development expenses for the year ended December 31, 2008 decreased by 44%, or $19.1 million, compared to the same period in 2007 primarily due to the following:

— reduction of approximately $10.5 million as Phase 3 clinical trial study activities in our ASSIST-1, ASSIST-2, ASSIST-3 and ASSIST-5 were completed;

— corresponding decreased costs in our clinical drug supply manufacturing cost of approximately $1.0 million;

— decreased costs of approximately $5.8 million in connection with headcount reduction associated with reduced clinical activities; and

— lower stock-based compensation expense of approximately $1.2 million primarily due to complete vesting of higher value stock options granted in earlier periods.

Stock-based compensation expense included in research and development expenses for the years ended December 31, 2008 and 2007 were $3.7 million and $4.8 million.

We expect total research and development expenditures to continue to decrease in the next twelve months as we focus on the Phase 2 clinical trials of TELINTRA tablets and advance new drug product candidates into the clinic. Specifically, future headcount expenses will be lower due to the restructuring completed in 2009 and we expect both clinical and manufacturing expenditures to be lower than previous years as all remaining close-out expenses associated with our Phase 3 trials have been accounted for.

The following table summarizes our principal drug product candidate development initiatives:

| Product | Related R&D Expenses Years Ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| | (in thousands) | | |
| TELINTRA | $ 6,832 | $ 6,019 | $ 3,785 |
| TELCYTA | 923 | 4,494 | 22,919 |
| TLK58747 | 3,269 | — | — |
| TLK60404 | 742 | — | — |
| Other (1) | 957 | 13,439 | 16,328 |
| Total research and development expenses | $12,723 | $23,952 | $43,032 |

(1) "Other" constitutes research and development activities performed by our Chemistry, Biology, Preclinical and Quality Assurance departments as these costs cannot be allocated to any individual project.

The largest component of our total operating expenses is our on-going investment in our research and development activities and, in particular, the clinical development of our product candidate pipeline. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. Current FDA requirements for a new human drug to be marketed in the United States include:

- the successful conclusion of preclinical laboratory and animal tests, if appropriate, to gain preliminary information on the product's safety;
- filing with the FDA of an IND, to conduct initial human clinical trials for drug candidates;
- the successful completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate; and
- filing by company and acceptance and approval by the FDA of a NDA for a product candidate to allow commercial distribution of the drug.

In view of the factors mentioned above, we consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the candidate, the validity of the target and disease indication, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Due to these and other factors, it is difficult to give accurate guidance on the anticipated proportion of our research and development investments or the future cash inflows from these programs.

*General and Administrative Expenses*

| | Years Ended December 31, | | | Annual Percent Change | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2009/2008 | 2008/2007 |
| | (in thousands, except percentages) | | | | |
| General and administrative ......... | $10,810 | $10,560 | $15,941 | 2% | (34)% |

The increase in general and administrative expenses of 2%, or $250,000 in 2009 compared to the same period in 2008 was primarily due to increased legal and professional service expenses of approximately $336,000 related to corporate matters and business development activities and increased allocation of facility related expenses of approximately $1.0 million. The increase was partially offset by lower stock-based compensation expense of approximately $786,000 as a result of lower fair values of options vested and a decrease of approximately $343,000 in expenses related primarily to lower insurance expenses. Stock-based compensation expense included in general and administrative expenses for the years ended December 31, 2009 and 2008 were $1.8 million and $2.6 million.

The decrease in general and administrative expenses of 34%, or $5.4 million in 2008 compared to the same period in 2007 was primarily due to approximately $2.3 million associated with headcount reduction and related administrative expenses. In addition, legal expenses decreased by approximately $1.9 million primarily due to the completion of our class action lawsuit defense and reduced patent application expenses. Stock-based compensation expense also decreased by approximately $1.2 million primarily due to complete vesting of higher value stock options granted in earlier periods. Stock-based compensation expense included in general and administrative expenses for the years ended December 31, 2008 and 2007 were $2.6 million and $3.8 million.

We expect future general and administrative expenses to be lower than the 2009 spending level as we undertake efforts to control expenses.

*Restructuring Costs*

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (In thousands) | | |
| Restructuring costs | $951 | $196 | $1,356 |

In February 2009, we implemented a restructuring plan and reduced our workforce by 37 positions and recorded a charge of approximately $951, 000. We paid $750,000 in the quarter ended March 31, 2009, $111,000 in the quarter ended June 30, 2009 and $90,000 in the quarter ended September 30, 2009 as severance, payroll taxes and other personnel related costs.

In September 2008, we recorded a restructuring charge of approximately $199,000 for severance costs and health benefits charges relating to a workforce reduction of seven positions.

In February 2007, we reduced our workforce by 38 positions, or approximately 25% of our workforce, and recorded a restructuring charge of approximately $1.4 million for severance costs and other charges in the quarter ended March 31, 2007.

*Interest Income and Interest Expense*

| | Years Ended December 31, | | | Annual Percent Change | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2009/2008 | 2008/2007 |
| | (in thousands, except percentages) | | | | |
| Interest and other income (expense), net | $876 | $2,945 | $5,183 | (70)% | (43)% |
| Interest expense | $ 85 | $ — | $ 69 | n/a | (100)% |

Interest and other income (expense), net of $876,000, $2.9 million and $5.2 million for the years ended December 31, 2009, 2008 and 2007 resulted primarily from earnings on investments. The decrease of approximately $2.1 million in 2009 compared to the same period in 2008 was due primarily to a decrease of $1.7 million in investment income resulting from lower investment cash balances and lower interest rates. In addition, the year ended December 31, 2008 included a gain of $8.6 million from the ARS Right offered by UBS which largely offset the losses recorded on our ARS due to reclassification of these securities from available-for-sale to trading of approximately $7.9 million while there was no such adjustment in 2009. The decrease for 2009 was further offset by a $270,000 gain on the sale of computer and laboratory equipment.

The decrease of approximately $2.2 million in 2008 compared to the same period in 2007 was due to a $3.7 million decrease in investment income as a result of lower investment cash balances and lower interest rates, an increase in write-down expenses of approximately $7.2 million for investments in ARS due to changes in market conditions resulting in an other-than-temporary impairment which was offset by a gain of $8.6 million from the ARS Right offered by UBS.

Interest expense for the year ended December 31, 2009 of $85,000 was for interest payments on our UBS loan. There was no interest expense for the year ended December 31, 2008 as our lease and loan obligations were fully paid off at December 31, 2007. Interest expense in 2007 was for interest associated with a buy-out option on leased equipment.

### Liquidity and Capital Resources

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | (In millions, except ratios) | | |
| **December 31:** | | | |
| Cash, cash equivalents, investments and restricted cash | $ 40.4 | $ 63.5 | $ 93.2 |
| Working capital | $ 39.2 | $ 48.8 | $ 69.4 |
| Current ratio | 9.1 : 1 | 11.3 : 1 | 7.3 : 1 |
| **Year ended December 31:** | | | |
| Cash provided by (used in): | | | |
| Operating activities | $ (24.1) | $ (30.3) | $ (48.4) |
| Investing activities | $ (14.2) | $ 30.7 | $ 11.4 |
| Financing activities | $ — | $ 9.0 | $ 0.8 |
| Capital expenditures (included in investing activities above) | $ — | $ (0.1) | $ (0.2) |

*Sources and Uses of Cash.* Due to the significant research and development expenditures and the lack of any approved products to generate revenue, we have not been profitable and have generated operating losses since we incorporated in 1988. As such, we have funded our research and development operations through sales of equity, collaborative arrangements with corporate partners, interest earned on investments and equipment lease financings. At December 31, 2009 we had available cash, cash equivalents, investments and restricted investments of $40.4 million. Our cash and investment balances are held in a variety of interest-bearing instruments including obligations of U.S. government agencies, high-grade corporate and municipal bonds, auction rate preferred securities and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

As of December 31, 2009, $13.8 million (par value) of our investment portfolio was invested in corporate and municipal notes investments with an auction reset feature in the form of auction rate certificates and auction preferred stock, collectively known as auction rate securities, or ARS. Historically, the fair value of ARS investments approximated par value due to the frequent resets through the auction process. Beginning in late 2007, our securities invested in ARS failed to settle in scheduled auctions due to liquidity crises. An auction failure means that the parties wishing to sell securities could not make the sale, but does not result in the securities going into default because the issuer continues to pay interest. These investments are not liquid and their carrying amounts are impaired due to the adverse change in the corporate debt market. As a result, we have written-down the carrying amount of these investments and recognized a loss of approximately $3.4 million through December 31, 2009. If the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record additional impairment charges on these investments.

On November 10, 2008, we entered into an agreement with UBS AG and its affiliates, or UBS, whereby we received rights to sell all our ARS held in our UBS account at par value to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012. In connection with our acceptance of UBS' offer to enter into that agreement, UBS made available to us "no net cost" loans, secured by our ARS, for up to 75% of the market value of our ARS, where interest payable on the loan does not exceed interest earned on our ARS. On December 31, 2008, we borrowed $8 million from UBS in accordance with such a secured, "no net cost" demand facility. On June 10, 2009, UBS elected to purchase a portion of our ARS under the Rights Agreement at par value of $4.9 million. Proceeds of the sale of our ARS were applied to repayment of the credit line leaving a balance of $3.1 million as of December 31, 2009.

*Cash Flows from Operating Activities.* Cash used in operations for 2009 was $24.1 million compared with $30.3 million for the same period in 2008 and $48.4 in 2007. Net loss of $23.7 million in 2009 included non-cash charges of $2.2 million for stock-based compensation, $556,000 for depreciation and amortization and $1.3 million for the reduction in value of the put option associated with the UBS ARS Right and were partially offset by a $1.4 million increase in the fair value of marketable securities and a $342,000 gain on the disposal of property and equipment. Cash used in operations was further impacted by a $1.3 million reduction in accrued clinical trials related primarily to the completion of our Phase 3 clinical trials and a $1.4 million decrease in accounts payable. Cash used in 2008 resulted from a net loss of $31.8 million in 2008 included non-cash charges of $6.3 million for stock-based compensation, $1.0 for depreciation and amortization and $8.0 million for the write-down of marketable securities and were partially offset by a gain of $8.6 million recorded upon initial recognition of a put option associated with the ARS rights with UBS. Cash used in operations was further impacted by a $5.0 million reduction in accrued clinical trials related primarily to the completion of our ASSIST 1, 2, 3 and 5 clinical trials and a $1.0 million reduction in accrued legal and related expenses primarily for amounts paid in connection with the class action lawsuit, partially offset by a decrease of $563,000 in interest receivables as a result of lower interest rates and investment balances and a $825,000 increase in accounts payable. Cash used in 2007 resulted from a net loss of $55.2 million which included non-cash charges of $8.6 million for stock-based compensation, $1.7 million for depreciation and amortization and $0.7 million for the write-down of marketable securities. Cash used in operations was further impacted by a $3.5 million reduction in accrued clinical trials related primarily to the near completion of our ASSIST 1, 2 and 3 clinical trials and a $1.6 million reduction in accounts payable.

*Cash Flows from Investing Activities.* Cash used in investing activities for 2009 was $14.2 million compared with cash provided by investing activities of $30.7 million for 2008 and $11.4 million for 2007. Cash used in 2009 was primarily for the purchase of available-for-sale investments of $42.1 million and was partially offset by $225,000 in investment sales, $27 million in investment maturities and $659,000 in proceeds from the sale of property. Cash provided for 2008 was primarily from $28.0 million in maturities of investments and $16.5 million from sales of investments offset by $13.7 million in purchases of available-for-sale investments. Cash provided in 2007 was primarily from $55.5 million in maturities of investments and $1.1 million from sales of investments partially offset by $45.0 million in purchases of available-for-sale investments and $163,000 in purchases of laboratory equipment.

*Cash Flows from Financing Activities.* Cash provided by financing activities for 2009 was approximately $47,000 compared to $8.6 million in 2008 and $781,000 in 2007. Financing activities for 2009 comprised of $47,000 in proceeds from stock purchases under our employee stock purchase plan. Financing activities in 2008 comprised of $8.0 million in loan proceeds from UBS and $550,000 in proceeds from stock option exercises and purchases under our employee stock purchase plan. Financing activities in 2007 comprised primarily of $1.2 million in proceeds from stock option exercises and purchases under our employee stock purchase plan, offset by $440,000 in payments under capital leases and equipment loans.

*Working Capital.* Working capital decreased to $39.2 million at December 31, 2009 from $48.8 million at December 31, 2008. The decrease in working capital was primarily due to our use of cash for TELINTRA, TLK58747 and TLK60404 development programs, and our operating expenses.

As a result of our restructuring plan implemented in February 2009, we believe our existing cash resources will be sufficient to satisfy our current operating plan until mid-2011. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will require substantial additional financing to fund our operations in the future. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. Debt financing may subject us to restrictive covenants that may adversely affect our operations. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our future capital uses and requirements depend on numerous factors, including the following:

- the progress and success of preclinical studies and clinical trials of our product candidates;
- the progress and number of research programs in development;
- the costs associated with conducting Phase 2 clinical trials;
- the costs and timing of obtaining regulatory approvals;
- our ability to establish, and the scope of, any new collaborations;
- our ability to meet the milestones identified in our collaborative agreements that trigger payments;
- the costs and timing of obtaining, enforcing and defending our patent and intellectual property rights; and
- competing technological and market developments.

We currently have no commitments for any additional financings. If we need to raise additional money to fund our operations, funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to market our products as planned or continue development of our products, or we could be required to delay, scale back or eliminate some or all of our research and development programs.

Our future contractual obligations at December 31, 2009 are as follows:

| | Total | 2010 | 2011-2012 | 2013-2014 | After 2014 |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Operating leases | $16,683 | $3,741 | $7,823 | $5,119 | $— |

We have a contractual obligation under the terms of our manufacturing supply agreement with AMRI wherein we are obligated to purchase a majority of our United States requirements for the active ingredient in TELCYTA for a number of years. However, we currently do not have any requirements for the active ingredient. We have agreed on a pricing schedule for such supply, which will be subject to future renegotiation after a defined time period.

## Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

## Recent Accounting Pronouncements

See Note 1 of Notes to Financial Statements attached to this Annual Report for a description of recent accounting pronouncements.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following discussion about our market risk exposure involves forward-looking statements. We do not use or hold derivative financial instruments, however we are exposed to market risk related to changes interest rates and market conditions.

Our investment policy is to manage our marketable securities portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio. To minimize the exposure due to adverse shifts in interest rates we maintain investments of shorter maturities. Our marketable securities portfolio is primarily invested in corporate debt securities and commercial papers with an average maturity of under one year and a minimum investment grade rating of A or A-1 or better to minimize credit risk. Although changes in interest rates may affect the fair value of the marketable securities portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments were sold prior to maturity. Through our money managers, we maintain risk management control systems to monitor interest rate risk. The risk management control systems use analytical techniques, including sensitivity analysis. We have operated primarily in the United States and all funding activities with our collaborators to date have been made in U.S. dollars. Accordingly, we do not have any exposure to foreign currency rate fluctuations.

The table below presents the principal amounts and weighted-average interest rates by year of stated maturity for our investment portfolio:

| | 2010 | 2011 and Beyond | Total | Fair Value at December 31, 2009 |
|---|---|---|---|---|
| | (In thousands, except percentages) | | | |
| Available-for-sale securities | $17,097 | — | $17,097 | $17,095 |
| Trading securities | — | $13,800 | $13,800 | $10,380 |
| Average interest rate | 0.32% | 1.88% | 1.02% | |

Trading securities are comprise of corporate securities, student loans and municipal notes investments with an auction reset feature in the form of auction rate certificates and auction preferred stock, collectively known as ARS, held in our account with UBS. As discussed previously, while we continue to earn interest on the ARS, these investments are not liquid and their carrying amounts are impaired due to the adverse change in the debt market. As a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or not exist. In November 2008, we entered into an agreement with UBS whereby we received the Right to sell all our ARS held in our UBS account at par value to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012. We intend to exercise this right and recover par value of the ARS. The value of the Right largely offset the decline in fair value of the ARS. However, UBS' obligations under the Right are not secured by its assets and do not require UBS to obtain any financing to support its performance obligations under the Right. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Right. If UBS has insufficient funding to buy back the ARS and the auction process continues to fail, then we may incur further losses on the carrying value of the ARS. On December 31, 2008, we entered into a loan agreement with UBS and drew down $8 million with our ARS pledged as collateral. The loan is treated as a "no net cost loan" as defined in the agreement, meaning that the loan will bear interest at a rate equal to the average rate of interest paid or deemed paid to us on the pledged ARS such that the interest cost, net of interest received by us on the pledged ARS, will be zero. On June 10, 2009, UBS elected to repurchase a portion of our ARS under the Right Agreement at par value of $4.9 million. Proceeds of the sale of our ARS were applied to repayment of the credit line leaving a balance of $3.1 million as of December 31, 2009. Other than the UBS loan, there were no material changes to our market exposure risk since December 31, 2008.

## Item 8. Financial Statements and Supplementary Data.

All information required by this item is included in Item 15 of Part IV of this Annual Report and is incorporated into this item by reference.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

## Item 9A. Controls and Procedures.

*(I) Evaluation of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting*

Based on their evaluation as of December 31, 2009, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*(II) Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our procedures or our internal controls will prevent or detect all error and all fraud. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of our controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on these criteria.

Our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included below.

*(III) Report of Independent Registered Public Accounting Firm*

The Board of Directors and Stockholders
Telik, Inc.

We have audited Telik, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telik, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telik, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Telik, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of Telik, Inc. and our report dated March 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California
March 1, 2010

### Item 9B. Other Information.

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding directors and executive officers is incorporated by reference to the information set forth under the caption "Information Regarding the Board of Directors and Corporate Governance" in our Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be filed with the Commission on or before April 30, 2010.

We have adopted the Telik, Inc. Code of Conduct, a code of ethics with which every person who works for us is expected to comply, including without limitation our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Telik, Inc. Code of Conduct is filed as an exhibit to our Annual Report on Form 10-K for the period ended December 31, 2003 as filed on March 4, 2004, with the U.S. Securities and Exchange Commission, or SEC, and is incorporated herein by reference. If we make any substantive amendments to the Telik, Inc. Code of Conduct or grant to any of our directors or executive officers any waiver including any implicit waiver, from a provision of the Telik, Inc. Code of Conduct, we will disclose the nature of the waiver or amendment in a Current Report on Form 8-K.

### Item 11. Executive Compensation.

Information regarding executive compensation is incorporated by reference to the information set forth under the captions "Executive Compensation", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission on or before April 30, 2010.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by on or before April 30, 2010.

### Equity Compensation Plan Information

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2009.

**Equity Compensation Plan Information**

| Plan Category | (A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | (B) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights | (C) Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A) (1)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 12,596,938 | $6.99 | 3,209,085(2) |
| Equity compensation plans not approved by security holders | — | N/A | — |
| Total | 12,596,938 | $6.99 | 3,209,085(2) |

(1) Each year on January 1, since January 1, 2001, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2000 Equity Incentive Plan is automatically increased by the lesser of 1,500,000 shares or 5% of the total number of shares of common stock outstanding on that date or such lesser amount as may be determined by our board of directors. In addition, the 2000 Employee Stock Purchase Plan provides for the automatic increase on that date in the number of shares equal to the lesser of 150,000 shares or 1% of the outstanding shares on that date or such lesser amount as may be determined by the Board.

(2) Includes 706,949 shares issuable under the 2000 Employee Stock Purchase Plan.

## Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Transactions with Related Persons" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission on or before April 30, 2010.

## Item 14. Principal Accountant Fees and Services.

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the caption "Proposal 2 – Ratification of Selection of Independent Auditors" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by on or before April 30, 2010.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report:

1. *Financial Statements.* Our financial statements and the Report of Independent Registered Public Accounting Firm, are included in Part IV of this Report on the pages indicated:



2. *Financial Statement Schedules.* All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

3. *Exhibits:*

| Exhibit Number | Description |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation. (2) |
| 3.2 | Amended and Restated Bylaws. (14) |
| 4.1 | Specimen Common Stock Certificate. (1) |
| 4.2 | Rights Agreement dated November 2, 2001, by and between Telik and Wells Fargo Bank Minnesota, N.A., replaced by EquiServe Trust Company, N.A. as Rights Agent. (6) |
| 4.3 | Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock. (6) |
| 4.4 | Agreement, by and among Telik, Eastbourne Capital Management, L.L.C., Black Bear Offshore Master Fund, L.P., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., and Richard J. Barry, dated May 18, 2006. (10) |
| 4.5 | Amendment to Rights Agreement between Telik and Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A., dated May 18, 2006. (12) |
| 4.6 | Second Amendment to Rights Agreement between Telik and Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A., dated December 11, 2006. (11) |
| 4.7 | Amended and Restated Standstill Agreement between Telik and Eastbourne Capital Management, L.L.C. and certain related persons and entities, dated December 11, 2006. (11) |
| 10.1 | Form of Indemnity Agreement. (1) (3) |
| 10.2 | 2000 Equity Incentive Plan and related documents. (3) (4) |
| 10.3 | 2000 Employee Stock Purchase Plan and Offering. (3) (4) |
| 10.4 | 2000 Non-Employee Directors' Stock Option Plan and Agreement. (3) (15) |
| 10.5 | 1996 Stock Option Plan and forms of grant thereunder. (3) (4) |
| 10.6 | 1988 Stock Option Plan and forms of grant thereunder. (3) (4) |
| 10.7 | Form of Non-Plan Stock Option Agreement. (3) (4) |
| 10.8 | Telik, Inc. Executive Officer Bonus Plan. (3) (13) |

| Exhibit Number | Description |
|---|---|
| 10.9* | Collaboration Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated December 20, 1996, as amended. (1) |
| 10.10* | License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated September 24, 1997, as amended. (1) |
| 10.11* | Third Amendment to Collaboration Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5) |
| 10.12* | Second Amendment to License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5) |
| 10.13 | Employment Agreement between Cynthia M. Butitta and Telik, dated February 1, 2001. (3) (5) |
| 10.14 | Amended and Restated Employment Agreement between Michael M. Wick, M.D., Ph.D. and Telik, dated December 17, 2009, as amended. (3) (16) |
| 10.15 | Lease between Telik and The Board of Trustees of the Leland Stanford Junior University, dated July 25, 2002. (7) |
| 10.16* | Manufacturing Supply Agreement dated July 1, 2004, by and between Telik and Organichem Corporation. (8) |
| 10.17 | Telik, Inc. Change of Control Severance Benefit Plan, dated February 21, 2003, amended December 17, 2008. (3) (16) |
| 10.18 | Bonuses for Fiscal Year 2009 for Named Executive Officers. (3) (13) |
| 10.19 | Transition and Release Agreement between Telik, Inc. and Dr. Stefan Ryser, Ph.D., dated as of June 12, 2009. (3)(17) |
| 14.1 | Telik, Inc. Code of Conduct. (9) |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 24.1 | Power of Attorney (included on the signature pages hereto) |
| 31.1 | Certification required by Rule 13a-14(a) or Rule 15d-14(a). |
| 31.2 | Certification required by Rule 13a-14(a) or Rule 15d-14(a). |
| 32.1 | Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350). |

* Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

(1) Incorporated by reference to exhibits to our Registration Statement on Form S-1, filed on April 3, 2000, as amended (File No. 333-33868).

(2) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2001, as filed on March 27, 2002.

(3) Management contract or compensatory arrangement.

(4) Incorporated by reference to exhibits to our Registration Statement on Form S-8, as filed on August 30, 2000 (File No. 333-44826).

(5) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2000 initially filed on March 28, 2001 as amended on Form 10-K/A, as filed on September 20, 2001.

(6) Incorporated by reference to exhibits to our Current Report on Form 8-K dated November 2, 2001, as filed on November 5, 2001.

(7) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, as filed on November 13, 2002.

(8) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, as filed on November 8, 2004.

(9) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2003, as filed on March 5, 2004.

(10) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed on August 3, 2006.

(11) Incorporated by reference to exhibits to our Current Report on Form 8-K dated December 11, 2006, as filed on December 12, 2006.

(12) Incorporated by reference to Exhibit A to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed on August 3, 2006.

(13) Incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K for the year ended December 31, 2006, as filed on February 28, 2007.

(14) Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K dated December 11, 2007, as filed on December 14, 2007.

(15) Incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the year ended December 31, 2007, as filed on March 3, 2008.

(16) Incorporated by reference to exhibits to our Current Report on Form 8-K dated December 17, 2008, as filed on December 23, 2008.

(17) Incorporated by reference to Exhibit 10.20 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, as filed on August 6, 2009.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELIK, INC.

/s/ CYNTHIA M. BUTITTA

**Cynthia M. Butitta**
**Chief Operating and Chief Financial Officer**
**(Principal Financial and Accounting Officer)**

Dated: March 1, 2010

## POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael M. Wick, M.D., Ph.D. and Cynthia M. Butitta, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ MICHAEL M. WICK<br>**Michael M. Wick, M.D., Ph.D.** | Chief Executive Officer and Director (Principal Executive Officer) | March 1, 2010 |
| /s/ CYNTHIA M. BUTITTA<br>**Cynthia M. Butitta** | Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer) | March 1, 2010 |
| /s/ EDWARD W. CANTRALL<br>**Edward W. Cantrall, Ph.D.** | Director | March 1, 2010 |
| /s/ STEVEN R. GOLDRING<br>**Steven R. Goldring, M.D.** | Director | March 1, 2010 |
| /s/ RICHARD B. NEWMAN<br>**Richard B. Newman** | Director | March 1, 2010 |
| /s/ HERWIG VON MORZE<br>**Herwig von Morze, Ph.D.** | Director | March 1, 2010 |

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Telik, Inc.

We have audited the accompanying balance sheets of Telik, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telik, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with the U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in fiscal year 2007, Telik, Inc. changed its method of accounting for uncertainty in income taxes in accordance with guidance provided in Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109", codified primarily in ASC Topic 740, "Income Taxes".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telik Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California
March 1, 2010

## TELIK, INC.

## BALANCE SHEETS
**(In thousands, except share and per share data)**

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 12,251 | $ 50,562 |
| Short-term investments | 27,475 | 1,999 |
| Interest and other receivables | 216 | 38 |
| Prepaids and other current assets | 4,122 | 909 |
| Total current assets | 44,064 | 53,508 |
| Property and equipment, net | 1,415 | 2,288 |
| Long-term investments | — | 10,010 |
| Restricted investments | 674 | 898 |
| Other assets | — | 8,709 |
| Total assets | $ 46,153 | $ 75,413 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 190 | $ 1,581 |
| Accrued clinical trial costs | 505 | 1,822 |
| Accrued compensation | 528 | 684 |
| Accrued liabilities | 519 | 643 |
| Notes payable | 3,101 | — |
| Total current liabilities | 4,843 | 4,730 |
| Long-term debt | — | 8,000 |
| Long-term deferred rent | 376 | 311 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value: 5,000,000 shares authorized; none issued or outstanding | — | — |
| Common stock, $0.01 par value: 100,000,000 shares authorized; shares issued and outstanding 53,430,083 in 2009 and 53,289,577 in 2008 | 534 | 533 |
| Additional paid-in capital | 543,987 | 541,710 |
| Accumulated other comprehensive gain (loss) | (2) | 21 |
| Accumulated deficit | (503,585) | (479,892) |
| Total stockholders' equity | 40,934 | 62,372 |
| Total liabilities and stockholders' equity | $ 46,153 | $ 75,413 |

See accompanying Notes to Financial Statements.

## TELIK, INC.

## STATEMENTS OF OPERATIONS
## (In thousands, except per share amounts)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Operating costs and expenses: | | | |
| Research and development | $ 12,723 | $ 23,952 | $ 43,032 |
| General and administrative | 10,810 | 10,560 | 15,941 |
| Restructuring costs | 951 | 196 | 1,356 |
| Total operating costs and expenses | 24,484 | 34,708 | 60,329 |
| Loss from operations | (24,484) | (34,708) | (60,329) |
| Interest and other income (expense), net | 876 | 2,945 | 5,183 |
| Interest expense | (85) | — | (69) |
| Net loss | $(23,693) | $(31,763) | $(55,215) |
| Basic and diluted net loss per share | $ (0.44) | $ (0.60) | $ (1.05) |
| Shares used to calculate basic and diluted net loss per share | 53,371 | 53,177 | 52,542 |

See accompanying Notes to Financial Statements.

## TELIK, INC.

## STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

| | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss) | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balances at December 31, 2006** | 52,381 | $524 | $525,066 | $ (54) | $(392,914) | $132,622 |
| Comprehensive loss: | | | | | | |
| Net loss | — | — | — | — | (55,215) | (55,215) |
| Change in unrealized gains (losses) on available-for-sale investments | — | — | — | 92 | — | 92 |
| Comprehensive loss | | | | | | (55,123) |
| Share-based compensation expense | — | — | 8,589 | — | — | 8,589 |
| Common stock issued under stock option and purchase plans | 548 | 5 | 1,216 | — | — | 1,221 |
| Stock options issued to non-employees | — | — | 10 | — | — | 10 |
| **Balances at December 31, 2007** | 52,929 | 529 | 534,881 | 38 | (448,129) | 87,319 |
| Comprehensive loss: | | | | | | |
| Net loss | — | — | — | — | (31,763) | (31,763) |
| Change in unrealized gains (losses) on available-for-sale investments | — | — | — | (17) | — | (17) |
| Comprehensive loss | | | | | | (31,780) |
| Share-based compensation expense | — | — | 6,283 | — | — | 6,283 |
| Common stock issued under stock option and purchase plans | 361 | 4 | 546 | — | — | 550 |
| **Balances at December 31, 2008** | 53,290 | 533 | 541,710 | 21 | (479,892) | 62,372 |
| Comprehensive loss: | | | | | | |
| Net loss | — | — | — | — | (23,693) | (23,693) |
| Change in unrealized gains (losses) on available-for-sale investments | — | — | — | (23) | — | (23) |
| Comprehensive loss | | | | | | (23,716) |
| Share-based compensation expense | — | — | 2,231 | — | — | 2,231 |
| Common stock issued under stock option and purchase plans | 140 | 1 | 46 | — | — | 47 |
| **Balance at December 31, 2009** | 53,430 | $534 | $543,987 | $ (2) | $(503,585) | $ 40,934 |

See accompanying Notes to Financial Statements.

## TELIK, INC.

## STATEMENTS OF CASH FLOWS
**(In thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Cash flows from operating activities:** | | | |
| Net loss | $(23,693) | $(31,763) | $(55,215) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation and amortization | 556 | 1,021 | 1,659 |
| Gain on the disposal of property and equipment | (342) | — | — |
| Share-based compensation expense | 2,231 | 6,283 | 8,599 |
| Change in value of marketable securities | (1,350) | 7,957 | 733 |
| Change in fair value of rights to sell ARS to UBS | 1,309 | (8,649) | — |
| Changes in assets and liabilities: | | | |
| Other receivables | (178) | 563 | 76 |
| Prepaid expenses and other current assets | 267 | 468 | 554 |
| Accounts payable | (1,391) | 825 | (1,617) |
| Accrued liabilities | (1,532) | (6,993) | (3,198) |
| Net cash used in operating activities | (24,123) | (30,288) | (48,409) |
| **Cash flows from investing activities:** | | | |
| Purchases of investments | (42,119) | (13,745) | (45,009) |
| Sales of investments | 225 | 16,451 | 1,100 |
| Maturities of investments | 27,000 | 28,000 | 55,500 |
| Purchases of property and equipment | — | (52) | (163) |
| Proceeds from sale of property and equipment | 659 | — | — |
| Net cash provided by (used in) investing activities | (14,235) | 30,654 | 11,428 |
| **Cash flows from financing activities:** | | | |
| Proceeds from loan provided by UBS relating to ARS | — | 8,000 | — |
| Principal payments under capital leases and loans | — | — | (440) |
| Net proceeds from issuance of common stock | 47 | 550 | 1,221 |
| Net cash provided by financing activities | 47 | 8,550 | 781 |
| Net change in cash and cash equivalents | (38,311) | 8,916 | (36,200) |
| Cash and cash equivalents at beginning of period | 50,562 | 41,646 | 77,846 |
| Cash and cash equivalents at end of period | $ 12,251 | $ 50,562 | $ 41,646 |
| **Supplemental information:** | | | |
| Interest paid | $ 85 | $ — | $ 69 |

See accompanying Notes to Financial Statements.

TELIK, INC.

NOTES TO FINANCIAL STATEMENTS

## 1. Summary of Significant Accounting Policies

### Nature of Operations and Basis of Presentation

Telik, Inc. ("Telik," "we" or, the "Company") was incorporated in the state of Delaware in October 1988. We are engaged in the discovery and development of small molecule therapeutics. We operate in only one business segment.

### Need for Additional Capital

We have incurred net losses since inception and we expect to incur substantial and increasing losses for at least the next several years as we continue our research and development activities. To date, we have funded operations primarily through the sale of equity securities, non-equity payments from collaborators and interest income. Future revenue, if any, for at least the next few years is expected to consist primarily of payments under corporate collaborations and interest income. The process of developing our products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with general and administrative expenses, to result in substantial operating losses for the foreseeable future. We will not receive product revenue unless we, or our collaborative partners, complete clinical trials, obtain regulatory approval and successfully commercialize one or more of our products.

We expect continuing losses over the next several years. We plan to obtain capital through public or private equity or debt financing, capital lease financing and collaborative arrangements with corporate partners. We may have to seek other sources of capital or re-evaluate our operating plans if we are unable to consummate some or all of the capital financing arrangements noted above. We believe our existing cash resources will be sufficient to satisfy our current operating plan until mid-2011.

### Use of Estimates

In preparing our financial statements to conform with U.S. generally accepted accounting principles, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results may differ from these estimates.

### Cash and Cash Equivalents, Short-Term and Long-Term Investments

We invest our excess cash in money market funds, cash deposits, U.S. treasury and U.S. government agency securities, taxable municipal notes, some of which may have an auction reset feature (auction rate securities, or ARS), and corporate notes. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents. Debt securities with original maturities greater than three months and remaining maturities less than one year and all our ARS including perpetual rate securities are classified as short-term investments. Debt securities with remaining maturities greater than one year and which we intend to hold until maturity are classified as long-term investments. We classify all cash equivalents and non-ARS investments as available-for-sale. Available-for-sale securities are carried at estimated fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). Realized gains or losses on the sale of investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.

Due to the unprecedented events in the ARS market and our November 2008 ARS rights agreement with UBS AG and with its affiliates, or UBS, we elected a one-time transfer of our ARS investments from the classification of available-for-sale to trading securities under ASC 320, *"Investments-Debt and Equity*

*Securities"* during the fourth quarter of fiscal 2008. See Note 4 to Financial Statements for further explanation. Trading securities are carried at estimated fair value, with gains and losses resulting from changes in fair value reported in earnings.

Marketable security investments are evaluated periodically for impairment. We take into account general market conditions, changes in economic environment as well as specific investment attributes, such as credit downgrade or illiquidity for each investment, the expected cash flows from the security, our intent to sell the security and whether or not we will be required to sell the security before the recovery of its amortized cost, to estimate the fair value of our investments and to determine whether impairment is other than temporary. If it is determined that a decline in fair value of any investment is other than temporary, then the unrealized loss related to credit risk would be included in interest and other income (expense), net.

**Restricted Investments**

Under certain operating lease agreements, we may be required from time to time to set aside cash as collateral. At December 31, 2009, we had approximately $674,000 of restricted investments and at December 31, 2008 we had approximately $898,000 related to the building lease agreement.

**Fair Value of Financial Instruments**

On January 1, 2008, we adopted the provisions of ASC 820, *"Fair Value Measurements and Disclosure,"* on a prospective basis for our financial assets and liabilities only, which require that we determine the fair value of financial assets and liabilities using the fair value hierarchy. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. The objective of fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants at the measurement date. The statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and that market participant assumptions include assumptions about risk and effect of a restriction on the sale or use of an asset. To increase consistency and comparability in fair value measurement and related disclosures, this statement establishes a fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value into three broad levels: (1) Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date; (2) Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data; and (3) Level 3 inputs are unobservable inputs for asset or liability that reflect the reporting entity's own assumptions about risk and the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

On January 1, 2009, we adopted ASC 820, *"Fair Value Measurements and Disclosure,"* a newly issued accounting standard for fair value measurements of all nonfinancial assets and nonfinancial liabilities not recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 also clarifies the application of the standard in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. ASC 820 is applicable to the valuation of auction rate securities held by us for which there was no active market as of December 31, 2009 and is effective upon issuance, including prior periods for which financial statements have not been issued. See Note 2 to Financial Statements for additional disclosures.

During the quarter ended June 30, 2009, we adopted three accounting standard updates on fair value measurements and impairments of securities. These updates are intended to provide additional application guidance and enhanced disclosures. These three accounting standard updates are: (i) ASC 820-10-65, which provides guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, (ii) ASC 320-10-65, which replaces the current requirement that a holder should have the positive intent and ability to hold an impaired security to recovery in order to conclude an impairment was temporary with a requirement that an entity should conclude it does not intend to sell an impaired security and it will not be required to sell the security before the recovery of its amortized cost basis, and (iii) ASC 825-10-65, which requires disclosures about fair value of financial instruments in interim as well as in annual financial statements. These updates were effective for fiscal years and interim periods ended after June 15, 2009. The adoption of these accounting updates did not have any impact on our financial statements.

On January 1, 2008, we adopted ASC 825, *"Financial Instruments: Fair Value Option"*. ASC 825 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of ASC 825 did not have a material impact on our financial condition, results of operation, or cash flows since we did not elect to apply the fair value option for any of our eligible financial instruments or other items, except for our UBS Purchase Rights, on the January 1, 2008 effective date.

**Property and Equipment**

Property and equipment are stated at cost. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to five years. We amortize furniture and equipment leased under capital leases and leasehold improvements using the straight-line method over the estimated useful lives of the respective assets or the lease term, whichever is shorter. Amortization of assets under capital leases is included in depreciation expense.

**Impairment of Long-lived Assets**

We regularly evaluate our long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable, in accordance with ASC 360 and related guidance. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. For the year ended December 31, 2009, we recorded an impairment charge of $40,000 against one of our laboratory equipment as we determined that the carrying value exceeded the fair value of this asset.

**Revenue Recognition**

In periods prior to fiscal 2006 our revenues have been generated from license and contract research agreements with collaborators. We recognize cost reimbursement revenue under these collaborative agreements as the related research and development costs are incurred. We recognize milestone fees upon completion of specified milestones according to contract terms. Deferred revenue represents the portion of research payments received that has not been earned.

**Research and Development**

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third party contract research organizations, and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the on-going development of our product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance to agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible.

**Stock-based Compensation**

We adopted ASC 718, *"Compensation—Stock Compensation,"* using the modified prospective transition method, which provides for certain changes to the method for valuing stock-based compensation. Stock-based compensation expense is based on the fair value of that portion of employee stock options that are ultimately expected to vest during the period. Stock-based compensation expense recognized in our statement of operations during 2009, 2008 and 2007 included compensation expense for stock-based awards granted prior to, but not yet vested as of, December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of "Accounting for share-based payment", and share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with ASC 718. For stock options granted after January 1, 2006, the fair value of each award is amortized using the straight-line single-option method. For share awards granted prior to 2006, the fair value of each award is amortized using the accelerated multiple-option valuation method.

Under the provisions of ASC 718, employee stock-based compensation is estimated using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period in a manner similar to other forms of compensation paid to employees. The Black-Scholes option-pricing model requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of the expected volatility of the market price of our stock and the expected term of the award. For the period from January 1, 2007 to June 30, 2008, expected volatility was based on a blended rate of 50% historical volatility and 50% implied volatility since we had sufficient market activity available with respect to our traded options during such period. For the period from July 1, 2008 to December 31, 2009, the expected volatility was based solely on historical volatility as there was insufficient traded option activity resulting from our declining stock price. The expected term of options granted is based on the simplified method in accordance with SAB Topic 14.D.2, as our historical share option exercise experience does not provide a reasonable basis for estimation. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We adjusted our forfeiture rate to reflect actual historical and expected cancellations of unvested options due to employee attrition from period to period. We increased our forfeiture rates from 14.0% in 2007 to 15.7% in 2008 and 2009. See Note 8 to Financial Statements for additional information.

We have adopted the simplified method to calculate the beginning balance of the additional paid-in-capital, or APIC, pool of the excess tax benefit, and to determine the subsequent impact on the APIC pool and our Statements of Cash Flows of the tax effects of employee stock-based compensation awards that were outstanding upon our adoption of ASC 718.

**Comprehensive Loss**

Components of other comprehensive loss, including unrealized gains and losses on available-for-sale investments, are included as part of total comprehensive loss in our statements of stockholders' equity.

### Net Loss per Share

Basic and diluted net loss per share are computed by dividing net loss by the weighted average number of common shares outstanding during the year.

The following table reflects options outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive for the periods presented herein.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Outstanding options | 9,494,092 | 10,325,244 | 9,618,302 |

### Income Taxes

We apply the provisions of ASC 740, "*Accounting for Income Taxes*". Under ASC 740, deferred tax liabilities or assets arise from differences between the tax basis of liabilities or assets and their basis for financial reporting, and are subject to tests of recoverability in the case of deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets to the extent realization is not judged to be more likely than not.

In July 2006, the FASB issued Section 740-10-25 which provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of Section 740-10-25 and in subsequent periods. Any potential accrued interest and penalties related to unrecognized tax benefits within operations would be recorded as income tax expense. To date, there have been no interest or penalties charged to us related to the underpayment of income taxes.

We adopted ASC 740-10-25 effective January 1, 2007 and the provisions of ASC 740-10-25 have been applied to all income tax positions commencing from that date. There was no impact on our financial statements upon adoption. Because of our historical significant net operating losses, we have not been subject to income tax since inception. Upon adoption of ASC 740-10-25 on January 1, 2007, we recognized a $14.2 million increase in our liability for unrecognized income tax benefits which was accounted for as a reduction to the deferred tax assets balance as of that date. At December 31, 2009, we have a liability for unrecognized tax benefits of $10.0 million, none of which, if recognized, would affect our effective tax rate. We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets include net operating loss carryforwards, research credits and capitalized research and development. The net deferred tax asset has been fully offset by a valuation allowance because of our history of losses.

### Recent Accounting Pronouncements

In May 2009, the FASB issued ASC 855, "*Subsequent Events,*" which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Topic applies prospectively to both interim and annual financial periods ending after June 15, 2009. Our adoption of ASC 855 did not have a significant impact on our financial statements. In connection with preparation of our financial statements, we evaluated subsequent events after the balance sheet date of December 31, 2009 through March 1, 2010.

In June 2009, the FASB issued ASC 105, *"Generally Accepted Accounting Principles,"* which establishes the FASB Accounting Standards Codification™, or Codification, as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with the GAAP. Except for certain nonpublic nongovernmental entities, ASC 105 is generally effective for interim and annual periods ended after September 15, 2009. We began using the new guidelines and numbering system prescribed by the Codification when referring to GAAP in the third quarter of 2009. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on our financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, *"Measuring Liabilities at Fair Value,"* or ASU 2009-05. ASU 2009-05 amends ASC 820, *"Fair Value Measurements and Disclosures".* Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of ASC 820. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. This standard was effective beginning fourth quarter of 2009 for us. The adoption of this standard update did not have any impact on our financial statements.

## 2. Fair Value Measurements

We measure certain financial assets at fair value on a recurring basis, including cash equivalents, available-for-sale securities, trading securities and put options. The fair value of these financial assets was determined based on a three-tier fair value hierarchy as described in Note 1, which prioritizes the inputs used in measuring fair value.

The following table presents information about our financial assets that are measured at fair value on a recurring basis as of December 31, 2009 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

| | | Fair Value Measurement at December 31, 2009 Using | | |
|---|---|---|---|---|
| | December 31, 2009 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | (in thousands) | | |
| Available-for-sale securities: | | | | |
| Money market funds | $11,583 | $11,583 | $ — | $ — |
| US Treasury bills | 5,995 | — | 5,995 | — |
| US Treasury notes | 11,100 | — | 11,100 | — |
| Trading securities: | | | | |
| Auction preferred stock | 1,600 | — | — | 1,600 |
| Auction rate certificates | 8,780 | — | — | 8,780 |
| Other current assets: | | | | |
| Put option | 3,420 | — | — | 3,420 |
| Total | $42,478 | $11,583 | $17,095 | $13,800 |

The following table presents information about our financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

| | December 31, 2008 | Fair Value Measurement at December 31, 2008 Using | | |
|---|---|---|---|---|
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | | (in thousands) | | |
| Available-for-sale securities: | | | | |
| Money market funds | $49,536 | $49,536 | $ — | $ — |
| US Treasury bills | 1,999 | — | 1,999 | — |
| Trading securities: | | | | |
| Auction preferred stock | 3,070 | — | — | 3,070 |
| Auction rate certificates | 6,940 | — | — | 6,940 |
| Other noncurrent assets: | | | | |
| Put option | 8,649 | — | — | 8,649 |
| Total | $70,194 | $49,536 | $1,999 | $18,659 |

The following is a reconciliation of our investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | |
|---|---|---|---|
| | Put Option | Auction Rate Securities | Total |
| | | (in thousands) | |
| Balance at December 31, 2007 | $ — | $ 8,167 | $ 8,167 |
| Transfers in | — | 9,800 | 9,800 |
| Purchases or issuances | 8,649 | — | 8,649 |
| Impairment losses included in net loss | — | (7,957) | (7,957) |
| Balance at December 31, 2008 | 8,649 | 10,010 | 18,659 |
| Impairment gain (loss) included in net loss | (1,309) | 1,350 | 41 |
| Sales or settlement | (3,920) | (980) | (4,900) |
| Balance at December 31, 2009 | $ 3,420 | $10,380 | $13,800 |

On June 10, 2009, UBS repurchased $4.9 million of our ARS from the original balance of $18.7 million. At December 31, 2009, our ARS had an aggregate fair value of $10.4 million and par value of $13.8 million. The ARS investments, purchased through our investment account with UBS at par value, have an auction reset feature. Historically, the fair value of ARS investments approximated par value due to the frequent resets through the auction process. Beginning in late 2007, our securities invested in ARS failed to settle in scheduled auctions due to liquidity crises. An auction failure means that the parties wishing to sell securities could not make the sale, but does not result in the securities going into default because the issuer continues to pay interest. The interest rates may be reset to predetermined "penalty" or "maximum" rates based on mathematical formulas in accordance with each security's prospectus. While we continue to earn interest on our ARS investments at the contractual rate, these investments are not currently trading and therefore do not have a readily determinable market value. Accordingly, the estimated fair value of the ARS no longer approximates par value.

At December 31, 2009, we estimated the fair value of our ARS after consideration of several factors, including input provided by UBS. Valuation techniques involved the use of a discounted cash flow approach. Although these securities would typically be measured using Level 2 inputs, the failure of auctions and the lack of market activity required that these securities be measured using Level 3 inputs. The assumptions used in preparing the discounted cash flow model to determine the fair value of our auction preferred stock take into account factors such as interest rates, credit quality, likelihood of redemption, duration and credit default swap data points for monoline insurers. The underlying assets of our auction rate certificates are primarily comprised of student loans and their fair values were measured by considering factors such as interest rates, tax status, credit quality, duration, insurance wraps, the portfolio composition of Federal Family Education Loan Program, or FFELP, and private loans and likelihood of redemption. These assumptions are highly subjective and involve significant judgment and are subject to change as the underlying sources of these assumptions and market conditions change. Based on this Level 3 valuation, for the year ended December 31, 2009, we recorded (i) a net gain of approximately $41,000 to interest and income (expense), net due to a change in fair values of our ARS and put option and (ii) a reduction of approximately $3.9 million and $980,000 in fair values of our put option and ARS respectively, as a result of certain ARS repurchased by UBS in June 2009. For additional information, see Note 4 to the Financial Statements.

We evaluate long-lived assets for impairment on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable. We recognize such impairment in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. An impairment loss of approximately $40,000 was recorded for the year ended December 31, 2009 and there were none for 2008. For additional information, see Note 5 to Financial Statements.

### 3. Cash and Cash Equivalents, Investments and Restricted Investments

The following is a summary of estimated fair value of cash and cash equivalents, investments and restricted investments:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Certificate of deposits | $ 674 | $ 898 |
| Auction rate securities | 10,380 | 10,010 |
| Government sponsored enterprises | 17,095 | 1,999 |
| Cash and money market funds | 12,251 | 50,562 |
| Total | $40,400 | $63,469 |
| Reported as: | | |
| Cash and cash equivalents | $12,251 | $50,562 |
| Short-term investments | 27,475 | 1,999 |
| Restricted investments | 674 | 898 |
| Long-term investments | — | 10,010 |
| Total | $40,400 | $63,469 |

ARS securities with an aggregate estimated fair value of $10.4 million as of December 31, 2009 and $10.0 million as of December 31, 2008 were determined as securities held for trading. Accordingly, these securities are carried at estimated fair value, with unrealized gains and losses resulting from changes in fair value reported in earnings. All other marketable debt securities continue to be held as available-for-sale.

The following is a summary of amortized cost, unrealized gains and losses and estimated fair value of cash and cash equivalents and marketable debt securities held as available-for-sale.

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| | | (in thousands) | | |
| Certificate of deposits | $ 674 | $— | $— | $ 674 |
| Government sponsored enterprises | 17,097 | 1 | (3) | 17,095 |
| Cash and money market funds | 12,251 | — | — | 12,251 |
| Total | $30,022 | $ 1 | $ (3) | $30,020 |

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| | | (in thousands) | | |
| Certificate of deposits | $ 898 | $— | $— | $ 898 |
| Government sponsored enterprises | 1,978 | 21 | — | 1,999 |
| Cash and money market funds | 50,562 | — | — | 50,562 |
| Total | $53,438 | $ 21 | $— | $53,459 |

There were no realized gains on sales of available-for-sale investments for the year ended December 31, 2009, $21,000 for the year ended December 31, 2008 and none for the same period in 2007. Realized gains and losses were calculated based on the specific identification method.

Investments which were in an unrealized loss positions for which other-than-temporary impairments were not recognized at December 31, 2009 are summarized below:

| | Less Than 12 Months | | 12 Months or Greater | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| | | | (in thousands) | | | |
| Government sponsored enterprises | $10,091 | $(3) | $— | $— | $10,091 | $(3) |
| Total | $10,091 | $(3) | $— | $— | $10,091 | $(3) |

No investments were in an unrealized loss position at December 31, 2008.

The following is a summary of the cost and estimated fair value of marketable debt securities, held as available-for-sale at December 31, 2009 and 2008, classified by stated maturity date of the security:

| | December 31, 2009 | | December 31, 2008 | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| | | (in thousands) | | |
| Mature in less than one year | $17,097 | $17,095 | $1,978 | $1,999 |
| Total | $17,097 | $17,095 | $1,978 | $1,999 |

## 4. Prepaids and Other Current Assets

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| | (in thousands) | |
| Prepaids | $ 702 | $909 |
| UBS Rights relating to ARS | 3,420 | — |
| Total | $4,122 | $909 |

On November 10, 2008, we entered into an agreement with UBS whereby we received rights, or the Right, to sell all our ARS held in our UBS account at par value ($18.7 million) to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012. If we do not exercise the Right, our ARS will continue to accrue interest as determined by the auction process or the terms outlined in the prospectus of the ARS if the auction process fails. If the Right is not exercised on or before July 2, 2012, it will expire and UBS will have no further obligation to buy our ARS. The Right is a nontransferable security registered with the SEC. UBS's obligations under the Right are not secured by its assets and do not require UBS to obtain any financing to support its performance obligations under the Right. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Right.

The enforceability of the Right results in a put option which is recognized as a separate freestanding asset and accounted for separately from the ARS investment. On June 10, 2009, UBS elected to repurchase a portion of our ARS under the agreement at par value of $4.9 million. For the year ended December 31, 2009, we reclassified the put option from a long-term asset to a short-term asset on our balance sheet based on our intention to sell all our remaining ARS to UBS in less than a year. The put option was measured at its fair value of $3.4 million at December 31, 2009, compared to fair value of $8.6 million at December 31, 2008. The decrease of $5.2 million of put option resulted primarily from a $3.9 million reduction due to the UBS purchase and an increase of $1.3 million in fair value of our ARS which was recorded in interest and other income (expense), net, in our Statement of Operations. The put option does not meet the definition of a derivative instrument under ASC 815, "*Derivatives and Hedging*". Therefore, we elected to measure the put option at fair value under ASC 825-10-25, which permits an entity to elect the fair value option for recognized financial assets, in order to match the changes in the fair value of the ARS. We valued the Right using a discounted cash flow approach including estimates of, based on data available as of December 31, 2009, interest rates, timing and amount of cash flow, adjusted for any bearer risk associated with UBS's financial ability to repurchase the ARS beginning June 30, 2010. These assumptions are volatile and subject to change as the underlying sources of these assumptions and market conditions change.

Prior to accepting the UBS offer, we recorded our ARS as available-for-sale investments, and therefore recorded resulting losses that were determined to be temporarily impaired in accumulated other comprehensive income in stockholders' equity. In connection with the acceptance of the UBS offer in November 2008, resulting in a right to require UBS to purchase the ARS at par value beginning on June 30, 2010, we have reclassified our ARS subject to the Right and held by UBS from available-for-sale to trading under ASC 320. The transfer to trading securities reflects our intent to exercise our put option during the period June 30, 2010 to July 3, 2012.

## 5. Property and Equipment

Property and equipment consist of the following:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Computer and lab equipment | $ 1,901 | $ 8,077 |
| Capitalized software | 547 | 547 |
| Office furniture and equipment | 447 | 473 |
| Leasehold improvements | 3,363 | 3,363 |
| | 6,258 | 12,460 |
| Less accumulated depreciation and amortization | (4,843) | (10,172) |
| Property and equipment, net | $ 1,415 | $ 2,288 |

Property and equipment includes assets under capitalized leases at December 31, 2009 of $174,000 and at December 31, 2008 of approximately $1.3 million. Accumulated amortization related to leased assets was approximately $174,000 and $1.3 million at December 31, 2009 and 2008.

As a result of our restructuring plan implemented in February 2009, as described in Note 6 to the Financial Statements, we reclassified certain computers and laboratory equipment that were not in use to held-for-sale and ceased the depreciation of these assets. For the year ended December 31, 2009, we disposed of approximately $6.2 million (at cost) of computer and laboratory equipment with a net book value of $316,000 and recorded a net gain of $343,000 in interest and other income (expense), net. We also recorded an impairment charge of $40,000 against one of our laboratory equipment as we determined that the carrying value exceeded the fair value of this asset. This impairment charge was included in our total operating costs and expenses.

## 6. Restructuring Plans

In February 2007, we implemented a restructuring plan that focused our priorities on the ASSIST-5 trial and the Phase 1-2a trial of TELINTRA Tablets and selected research and development programs. To match these priorities, we reduced our workforce by 38 positions, streamlined our infrastructure and postponed some clinical research projects. As a result of the restructuring plan, we recorded a restructuring charge of approximately $1.4 million. There were no unpaid amounts at December 31, 2008.

In September 2008, we implemented a new restructuring plan to further reduce our operating expenses and to streamline our infrastructure based on our current research and clinical trial projects. As a result of the restructuring plan, we reduced our workforce by seven positions and accrued a restructuring charge of $199,000, including employee severance costs and health benefits. All amounts were paid prior to December 31, 2008 except for $1,000 of accrued health benefits which was paid in the first quarter of 2009.

In February 2009, we implemented a restructuring plan to further reduce our operating expenses and to streamline our infrastructure to focus on our most advanced preclinical and clinical development programs. As a result of the restructuring plan, we reduced our workforce by 37 positions and recorded a charge of approximately $951,000 for the year ended December 31, 2009. We paid $750,000 in the quarter ended March 31, 2009, $111,000 in the quarter ended June 30, 2009 and $90,000 in the quarter ended September 30, 2009, as severance, payroll taxes and other personnel related costs.

## 7. Notes Payable and Commitments

### Notes Payable

In connection with our acceptance of the offer to enter into the agreement with UBS whereby we received the Right to sell all our ARS at par value to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012, UBS would also make available to us "no net cost" loans up to 75% of the market value of our ARS. The "no net cost" loans must be repaid upon commencement of the exercise of the Right. On December 31, 2008, we entered into a loan agreement with UBS and drew down $8 million with our ARS pledged as collateral. The loan is treated as a "no net cost loan" as defined in the agreement, meaning that the loan will bear interest at a rate equal to the average rate of interest paid or deemed paid to Telik on the pledged ARS such that the interest cost, net of interest received by us on the pledged ARS, will be zero. On June 10, 2009, UBS elected to repurchase a portion of our ARS under the Rights Agreement at par value of $4.9 million. Proceeds of the sale of our ARS were applied to repayment of the credit line leaving a balance of $3.1 million due to UBS as of December 31, 2009. For the year ended December 31, 2009, interest paid on the loan was approximately $85,000 which was offset entirely by interest earned on the pledged securities. As of December 31, 2009, we had a credit line of approximately $4.7 million available to us under the Rights Agreement. Though the loan is payable on demand, if UBS should exercise its discretionary right to demand repayment of any portion of the loan prior to the date we can exercise our repurchase rights, UBS and certain of its affiliates will arrange for alternative financing on terms and conditions substantially the same as those contained in the loan, and if alternative financing cannot be established, then UBS or one of its affiliates will purchase our pledged ARS at par. UBS' obligation to arrange such alternative financing does not apply under certain circumstances, including, but not limited to, if we sell the ARS pledged as collateral. Proceeds of sales of our ARS will first be applied to repayment of the credit line with the balance, if any, for our account.

### Operating Leases

We lease our research and office facility of approximately 92,000 square feet located at 3165 Porter Drive in Palo Alto, California. The term of the lease terminates in May 2014. Pursuant to the terms of the lease, we are required to maintain a security deposit, in the form of a letter of credit equal to approximately $674,000. This letter of credit must be secured by either a deposit account or a securities account and at December 31, 2009, the security deposit is in the form of securities that are classified in the balance sheet as restricted investments. This collateral account is managed in accordance with our investment policy, and is restricted as to withdrawal.

We also have an office equipment lease of approximately $101,000 with a term of 48 months.

Future minimum rental payments under our non-cancelable operating leases as of December 31, 2009 are as follows:

| | Operating Leases (in thousands) |
|---|---|
| Years ending December 31, | |
| 2010 | $ 3,741 |
| 2011 | 3,854 |
| 2012 | 3,969 |
| 2013 | 3,582 |
| 2014 | 1,537 |
| Total | $16,683 |

Rent expense under operating leases was approximately $3.7 million in 2009, 2008 and 2007.

## 8. Stockholders' Equity

### Stockholder Rights Plan

In October 2001, our Board of Directors approved the adoption of a Stockholder Rights Plan, which provided for the distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was paid on November 14, 2001 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at a price of $90.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Rights will be exercisable the earlier of (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares (an "Acquiring Person"), or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person. In May 2006, we amended the stockholder rights plan to exclude Eastbourne Capital Management, L.L.C., or Eastbourne, and certain related persons and entities from the definition of Acquiring Person so long as neither Eastbourne nor its affiliates or associates, either individually or in the aggregate, becomes the beneficial owner of 25% or more of the common stock then outstanding. On December 11, 2006, the plan was further amended to increase this threshold to 30%.

In the event that any person, entity or group of affiliated or associated persons become an Acquiring Person, each holder of a Right will have the right to receive, upon exercise, the number of common shares having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, each holder of a Right will have the right to receive, upon the exercise at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. At any time after an Acquiring Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a Preferred Share, per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment. The Rights will expire on November 14, 2011, unless redeemed or exchanged by the Company.

### 2000 Equity Incentive Plan

In March 2000, we adopted the 2000 Equity Incentive Plan (the "2000 Plan") and reserved 2,000,000 shares of Telik common stock for issuance under the 2000 Plan. In addition, the 2000 Plan provides for annual increases in the number of shares available for issuance under the 2000 Plan beginning January 1, 2001. The number of additional shares to be reserved automatically will be equal to the lesser of 1,500,000 shares, 5% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. Options granted under the 2000 Plan may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). For ISOs and NSOs, the option price shall be at least 100% and 85%, respectively, of the closing price of our common stock on the date of the grant. If, at any time we grant an option, and the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of Telik, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Options generally vest over a period of two or four years from the date of grant. We have also granted performance based options which will only vest when our Board of Directors determines we have achieved the specific performance goals. Options granted under the 2000 Plan expire no later than 10 years from the date of grant. The 2000 Plan will terminate in March 2010 unless terminated earlier in accordance with its provisions.

### 2000 Non-Employee Directors' Stock Option Plan

In March 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") and reserved a total of 300,000 shares of common stock for issuance thereunder. In May 2006, our stockholders approved an increase in the number of shares of common stock authorized for issuance under the Directors' Plan by an additional 300,000 shares. Each non-employee director at the initial public offering date was granted a NSO to purchase 20,000 shares of common stock, and each non-employee director who subsequently becomes a director of Telik will be automatically granted a NSO to purchase 20,000 shares of common stock on the date on which such person first becomes a director. On February 20, 2008, our board of directors amended the Directors' Plan such that upon the day immediately following each annual stockholder meeting each non-employee director will automatically be granted a NSO to purchase 10,000 shares of common stock or an option to purchase an amount of shares prorated for the part of the year served as non-employee director. The exercise price of options under the Directors' Plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the Directors' Plan is ten years. All grants under the Directors' Plan will vest over a period of four years from date of grant, one fourth vesting one year after the date of the grant and thereafter the balance vesting monthly. The Directors' Plan will terminate in March 2010 unless terminated earlier in accordance with the provisions of the Directors' Plan.

### 2000 Employee Stock Purchase Plan

In March 2000, we adopted the 2000 Employee Stock Purchase Plan (the "Purchase Plan"). We reserved a total of 250,000 shares of our common stock for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan beginning January 1, 2001. The number of additional shares to be reserved automatically will be equal to the lesser of 150,000 shares, 1% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock on the first day of the offering or 85% of the fair market value of our common stock on the purchase date. The weighted average per share fair value for shares purchased under our Purchase Plan during 2009, 2008 and 2007 was $0.35, $0.46 and $2.53.

### Reserved Shares

At December 31, 2009, shares of common stock reserved for future issuance is as follows:

| | |
|---|---|
| 1996 Stock option plan | 150,328 |
| 2000 Equity incentive plan | 14,397,287 |
| 2000 Non-employee directors' stock option plan | 551,459 |
| 2000 Employee stock purchase plan | 706,949 |
| | 15,806,023 |

### Stock Option Plan Activity Summary

A summary of activity under our stock option plans is as follows:

| | Shares Available for Grant | Number of Options Outstanding | Weighted average exercise price per share | Weighted average remaining contractual term (in years) | Aggregate intrinsic value (in thousands) |
|---|---|---|---|---|---|
| Balance, December 31, 2006 | 2,398,071 | 9,154,624 | $14.32 | | |
| Authorized | 1,500,000 | — | — | | |
| Granted | (2,467,000) | 2,467,000 | $ 5.60 | | |
| Exercised | — | (445,853) | $ 1.80 | | |
| Forfeited or expired | 2,116,555 | (2,116,555) | $15.02 | | |
| Balance, December 31, 2007 | 3,547,626 | 9,059,216 | $12.39 | | |
| Authorized | 1,500,000 | — | — | | |
| Granted | (2,681,500) | 2,681,500 | $ 1.97 | | |
| Exercised | — | (190,125) | $ 1.60 | | |
| 1996 Plan Shares Expired | (139,546) | — | $ 1.60 | | |
| Forfeited or expired | 1,511,079 | (1,511,079) | $10.92 | | |
| Balance, December 31, 2008 | 3,737,659 | 10,039,512 | $10.04 | | |
| Authorized | 1,500,000 | — | — | | |
| Granted | (4,648,000) | 4,648,000 | $ 0.79 | | |
| 1996 Plan Shares Expired | (178,097) | — | $ 1.61 | | |
| Forfeited or expired | 2,090,574 | (2,090,574) | $ 7.82 | | |
| Outstanding at December 31, 2009 | 2,502,136 | 12,596,938 | $ 6.99 | | |
| Exercisable at December 31, 2009 | | 6,609,665 | $12.14 | 4.61 | $4 |

The weighted-average fair value of options granted during 2009, 2008 and 2007 was $0.62, $1.36 and $3.49. There were no options exercised during the year ended December 31, 2009. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 were $131,000 and $853,000. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $3.2 million, $12.3 million and $14.6 million.

The following table summarizes information about the stock options outstanding at December 31, 2009 (in thousands, except years and per-share amounts):

| | Options Outstanding | | | | Options Exercisable | | |
|---|---|---|---|---|---|---|---|
| Range of Exercise Price | Number of Shares | Weighted Average Remaining Contractual Life (in years) | Weighted Average Exercise Price per Share | Aggregate Intrinsic Value | Number of Shares | Weighted Average Exercise Price per Share | Aggregate Intrinsic Value |
| $ 0.24 – $ 0.79 | 4,653 | 9.84 | $ 0.78 | $ 24 | 7 | $ 0.24 | $ 4 |
| $ 0.80 – $ 2.03 | 250 | 3.61 | $ 1.76 | — | 189 | $ 1.89 | — |
| $ 2.04 – $ 3.02 | 1,759 | 8.15 | $ 2.20 | — | 649 | $ 2.20 | — |
| $ 3.03 – $ 5.77 | 338 | 3.07 | $ 3.92 | — | 307 | $ 3.89 | — |
| $ 5.78 – $ 8.25 | 1,442 | 5.81 | $ 6.25 | — | 1,366 | $ 6.27 | — |
| $ 8.26 – $12.84 | 1,574 | 2.46 | $11.17 | — | 1,574 | $11.17 | — |
| $12.85 – $19.05 | 1,380 | 4.92 | $18.21 | — | 1,343 | $18.29 | — |
| $19.06 – $24.13 | 1,201 | 4.85 | $22.53 | — | 1,174 | $22.59 | — |
| $ 0.24 – $24.13 | 12,597 | 6.90 | $ 6.99 | $ 24 | 6,609 | $12.14 | $ 4 |

### Stock-Based Compensation under ASC 718

Employee stock-based compensation expenses recognized in the years ended December 31, 2009, 2008 and 2007 were calculated based on awards ultimately expected to vest and have been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Our forfeiture rates were 15.7% for the years 2009 and 2008, and 14.0% for the year 2007. We determine our forfeiture rates year over year to reflect actual and expected cancellations of unvested options due to a higher than estimated level of employee attrition.

Total estimated stock-based compensation expense, related to all of our share-based payment awards, recognized under ASC 718 was comprised of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (in thousands) | | |
| Research and development | $ 420 | $3,686 | $4,842 |
| General and administrative | 1,811 | 2,597 | 3,757 |
| Stock-based compensation expense before taxes | 2,231 | 6,283 | 8,599 |
| Related income tax benefits | — | — | — |
| Effect on net loss | $2,231 | $6,283 | $8,599 |

Because we had a net operating loss carryforward as of December 31, 2009, no tax benefits for the tax deductions related to stock-based compensation expense were recognized in our Statements of Operations. Additionally, no incremental tax benefits were recognized from stock options exercised in the years ended December 31, 2009, 2008 and 2007, which would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities. As of December 31, 2009, $3.3 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.72 years.

#### *Valuation assumptions*

Assumptions used in the Black-Scholes model were as follows:

| | Stock Option Plans | | | Stock Purchase Plan | | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2009 | 2008 | 2007 |
| Weighted average expected stock price volatility | 99.8% | 76.8% | 66.5% | 140.3% | 90.8% | 93.1% |
| Weighted average risk-free interest rate | 2.65% | 3.00% | 4.97% | 0.67% | 2.14% | 4.62% |
| Weighted average expected life (in years) | 5.65 | 6.08 | 5.60 | 1.25 | 1.25 | 1.25 |
| Weighted average expected dividend yield | — | — | — | — | — | — |

## 9. Income Taxes

We have incurred net losses since inception and, consequently, have not recorded any U.S. federal and state income taxes. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (in thousands) | |
| Deferred tax assets | | |
| Net operating loss carryforwards | $ 161,959 | $ 153,901 |
| Tax credits carryforwards | 24,977 | 20,653 |
| Capitalized research expenses | 10,320 | 11,605 |
| Stock based compensation | 7,322 | 7,801 |
| Other | 1,342 | 1,262 |
| Total deferred tax assets | 205,920 | 195,222 |
| Valuation allowance | (205,920) | (195,222) |
| Net deferred tax assets | $ — | $ — |

The provision for income taxes differs from the expected tax expense computed by applying the statutory federal income tax rate to loss before taxes as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (in thousands) | | |
| Tax at Federal statutory rate | $(8,056) | $(10,799) | $(18,773) |
| State tax, net of federal income tax benefit | (1,377) | (1,848) | (3,210) |
| Research and development credit | (601) | (1,026) | (2,283) |
| Unbenefitted losses | 9,909 | 13,025 | 23,377 |
| Other individually immaterial items | 125 | 648 | 889 |
| Provision for taxes | $ — | $ — | $ — |

Realization of deferred tax assets is dependent upon the generation of future taxable income, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $10.7 million, $10.0 million and $10.8 million during 2009, 2008 and 2007.

As of December 31, 2009, we had U.S. federal and state net operating losses of approximately $436.7 million and $231.4 million. If not utilized, these carryforwards will begin to expire beginning in 2009 and 2010 for federal and state purposes. Approximately $10.5 million of the federal and $8.1 million of the state net operating loss carryforwards represents the stock option deduction arising from activity under our stock option plan, the benefit of which will increase additional paid in capital when realized.

We have research credit carryforwards of approximately $20.5 million and $6.6 million for federal and state income tax purposes. If not utilized, the federal credit will expire at various dates beginning in 2009 through 2028. California state research and development credits can be carried forward indefinitely.

Utilization of our net operating loss carryforwards and tax credit carryforwards are subject to annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation may result in the expiration of the net operating losses and credits before utilization. In event we have a change in ownership, utilization of the carryforwards could be significantly restricted and a substantial portion of our net operating losses and credits may never be available to offset taxable income or tax.

Effective January 1, 2007, we adopted ASC 740-10-25. This interpretation clarifies the criteria for recognizing income tax benefits under ASC 740, *"Accounting for Income Taxes,"* and requires additional disclosures about uncertain tax positions. Under ASC 740-10-25 the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. Upon adoption of ASC 740-10-25 on January 1, 2007, we recognized a $14.2 million increase in our liability for unrecognized income tax benefits which was accounted for as a reduction to the deferred tax assets balance as of that date. At December 31, 2009, we have a liability for unrecognized tax benefits of $7.2 million, none of which, if recognized, would affect our effective tax rate. We do not believe there will be any material changes in its unrecognized tax positions over the next twelve months. A reconciliation of the beginning and ending amount of the consolidated liability for unrecognized income tax benefits during the twelve-month period ended December 31, 2009 is as follows:

| | 2009 | 2008 |
|---|---|---|
| | (in thousands) | |
| Balance at January 1 | $11,022 | $ 9,811 |
| Additions for tax positions of prior years | (4,065) | 749 |
| Additions for tax positions related to 2008 | 278 | 473 |
| Reductions for tax positions of prior years | 2,719 | (11) |
| Settlements during the current year | NIL | NIL |
| Balance at December 31 | $ 9,954 | $11,022 |

Interest and penalty costs related to unrecognized tax benefits are classified as a component of "Income Tax Expense" in the accompanying statement of operations and the corresponding liability in "Income Taxes Payable" or "Prepaid Income Taxes" in the accompanying balance sheet. We, however, did not recognize any interest expense related to unrecognized tax benefits for the year ended December 31, 2009.

We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. We are subject to U.S. federal income tax examination for calendar tax years ending 2005 through 2009. Additionally, we are subject to various state income tax examinations for the 2004 through 2009 calendar tax years. The federal and U.S. state taxing authorities may choose to audit tax returns for tax years beyond the statue of limitation period due to significant tax attribute carryforwards from prior years, making adjustments only to carryforward attributes. In April 2009 the Internal Revenue Service completed its audit on our U.S. federal income tax return for the 2005 calendar tax year which did not result in any significant adjustments.

## 10. Contingencies

Beginning on June 6, 2007, a series of putative securities class action lawsuits were commenced in the United States District Courts for the Southern District of New York and the Northern District of California, naming as defendants Telik, Inc., and certain of our current officers, one of whom is also a director. The complaints filed in the Southern District of New York, which were consolidated and amended in 2007, also name as defendants the underwriters of our November 2003 and/or January 2005 stock offerings. Plaintiffs in the Northern District of California subsequently voluntarily dismissed their complaints without prejudice. The complaints alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 arising out of the issuance of allegedly false and misleading statements about our business and prospects, including the efficacy, safety and likelihood of success of our product candidate TELCYTA. The allegations of the consolidated amended complaint were similar, but more narrow than the original complaints. Plaintiffs sought unspecified damages and injunctive relief on behalf of purchasers of our common stock during the period between March 27, 2003 and June 4, 2007, including purchasers in the January 2005 stock offering.

In January 2008, the parties to the securities class action reached an agreement in principle to settle the claims, the settlement to be funded primarily by proceeds from insurance. In October 2008, the court entered a final judgment approving the settlement and resolving all class claims.

Although the parties were able to settle the class action claims and the court entered a final order approving the settlement, the order is the subject of a *pro se* appeal by an unaffiliated, individual shareholder.

## 11. Subsequent Event

In connection with our loan agreement with UBS (see Note 7 for further information), we had a loan balance of $3.1 million due to UBS as of December 31, 2009. On February 12, 2010, UBS elected to repurchase a portion of our ARS under the Rights Agreement at par value of $4.0 million. Proceeds from the sale of our ARS were applied to repayment of the remaining $3.1 million balance of the loan and $0.9 million was transferred to our operating cash account. As of February 15, 2010, we had a credit line of approximately $6.6 million available to us under the Rights Agreement.

## 12. Quarterly Financial Information (unaudited)

Selected quarterly financial information is summarized below (in thousands except per share amounts):

### SELECTED QUARTERLY FINANCIAL INFORMATION

| | 2009 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| Quarter ended | Dec. 31 | Sep. 30 | Jun. 30 | Mar. 31 | Dec. 31 | Sep. 30 | Jun. 30 | Mar. 31 |
| Total revenues | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| Operating costs and expenses: | | | | | | | | |
| Research and development | 2,295 | 3,416 | 3,022 | 3,990 | 2,701 | 4,820 | 8,236 | 8,195 |
| General and administrative | 1,965 | 2,759 | 3,199 | 2,887 | 2,552 | 2,822 | 2,773 | 2,413 |
| Restructuring costs (1) | — | — | 83 | 868 | (3) | 199 | — | — |
| Total operating costs and expenses | 4,260 | 6,175 | 6,304 | 7,745 | 5,250 | 7,841 | 11,009 | 10,608 |
| Loss from operations | (4,260) | (6,175) | (6,304) | (7,745) | (5,250) | (7,841) | (11,009) | (10,608) |
| Interest and other income (expense), net (2) | 60 | 68 | 623 | 40 | 4,873 | (168) | (2,560) | 800 |
| Net loss | $ (4,200) | $ (6,107) | $ (5,681) | $ (7,705) | $ (377) | $ (8,009) | $(13,569) | $(9,808) |
| Net loss per share, basic and diluted (3) | $ (0.08) | $ (0.11) | $ (0.11) | $ (0.14) | $ (0.01) | $ (0.15) | $ (0.26) | $ (0.19) |
| Weighted average shares used in computing net loss per share, basic and diluted | 53,430 | 53,381 | 53,356 | 53,314 | 53,290 | 53,241 | 53,185 | 52,992 |

(1) Restructuring charges in 2008 related to workforce reduction by 7 positions or 8% of our workforce. Restructuring charges in 2009 related to workforce reduction by 37 positions or 45% of our workforce.

(2) Interest and other income (expense), net in 2008 and 2009 includes write-down expenses due to changes in market conditions resulting in other-than-temporary impairment.

(3) Net loss per share for each quarter are calculated as a discrete period; the sum of four quarters may not equal the calculated full year amount.

**Exhibit 31.1**

# CERTIFICATIONS

I, Michael M. Wick, M.D., Ph.D., certify that:

1. I have reviewed this Annual Report on Form 10-K of Telik, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2010

/s/ MICHAEL M. WICK

**Michael M. Wick, M.D., Ph.D.**
**Chairman and Chief Executive Officer**

**Exhibit 31.2**

## CERTIFICATIONS

I, Cynthia M. Butitta, certify that:

1. I have reviewed this Annual Report on Form 10-K of Telik, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2010

/s/ CYNTHIA M. BUTITTA

**Cynthia M. Butitta**
**Chief Operating Officer and Chief Financial Officer**

**Exhibit 32.1**

## CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), Michael M. Wick, M.D., Ph.D., Chairman and Chief Executive Officer of Telik, Inc. (the "Company"), and Cynthia M. Butitta, Chief Operating Officer and Chief Financial Officer of the Company, each hereby certifies that, to the best of his or her knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2009, to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

In Witness Whereof, the undersigned have set their hands hereto as of the 1st day of March, 2010.

| /s/ MICHAEL M. WICK | /s/ CYNTHIA M. BUTITTA |
|---|---|
| **Michael M. Wick, M.D., Ph.D.**<br>**Chairman and Chief Executive Officer** | **Cynthia M. Butitta**<br>**Chief Operating Officer and Chief Financial Officer** |

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Telik, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

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TELIK

004CT16009